FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 5, 2004, Series 2004-1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

04039939

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 5, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView Home Loan Trust 2004-1

$463,852,000 (Approximate)

Financial Asset Securities Corp.
Depositor

HomeEq Servicing Corporation
Saxon Mortgage, Inc.
Servicers

Greenwich Capital Markets, Inc.
Lead Underwriter

Wachovia Capital Markets, LLC
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July 29, 2004***

$463,852,000 (Approximate)

SoundView Home Loan Trust 2004-1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat	Payment Window (Mths) Call/Mat	Expected Rating S&P/Moody's/Fitch	Assumed Final Distribution Date	Certificate Type
A-1	$185,150,000	2.22/2.40	1-78/1-175	AAA/Aaa/AAA	July 2034	Floating Rate Senior
A-2	$57,700,000	0.68/0.68	1-13/1-13	AAA/Aaa/AAA	July 2034	Floating Rate Senior
A-3	$112,200,000	2.44/2.44	13-72/13-72	AAA/Aaa/AAA	July 2034	Floating Rate Senior
A-4	$15,251,000	6.51/8.61	72-78/72-175	AAA/Aaa/AAA	July 2034	Floating Rate Senior
M-1	$18,028,000	4.85/5.33	46-78/46-153	AA+/Aa1/AA+	July 2034	Floating Rate Subordinate
M-2	$15,835,000	4.73/5.20	43-78/43-147	AA/Aa2/AA+	July 2034	Floating Rate Subordinate
M-3	$9,745,000	4.67/5.13	42-78/42-141	AA-/Aa3/AA	July 2034	Floating Rate Subordinate
M-4	$9,745,000	4.63/5.08	41-78/41-137	A+/A1/AA-	July 2034	Floating Rate Subordinate
M-5	$9,745,000	4.60/5.04	40-78/40-132	A/A2/A+	July 2034	Floating Rate Subordinate
M-6	$8,527,000	4.58/4.99	39-78/39-127	A-/A3/A	July 2034	Floating Rate Subordinate
M-7	$8,527,000	4.57/4.95	39-78/39-121	BBB+/Baa1/BBB+	July 2034	Floating Rate Subordinate
M-8	$7,309,000	4.55/4.89	38-78/38-114	BBB/Baa2/BBB	July 2034	Floating Rate Subordinate
M-9	$6,090,000	4.54/4.83	38-78/38-107	BBB-/Baa3/BBB-	July 2034	Floating Rate Subordinate
B-1[4]	$7,309,000	Not Offered Herein		BB+/Ba1/NR	July 2034	Floating Rate Subordinate
B-2[4]	$6,090,000			NR/Ba2/NR	July 2034	Floating Rate Subordinate
Total:	**$477,251,000**					

(1) *The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are backed primarily by the cash flow from a pool of fixed and adjustable rate, first and second-lien Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Senior Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates will increase by 1.5x on the first Distribution Date after the clean-up call date.*

(3) *See "Pricing Prepayment Speed" herein.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicers:	HomeEq Servicing Corporation and Saxon Mortgage, Inc.
Originators:	Accredited Home Lenders, Inc., The CIT Group/Consumer Finance, Inc., Finance America, LLC, Fremont Investment & Loan, HomeStar Mortgage Services. LLC, Impac Funding Corporation and Residential Mortgage Assistance Enterprise, LLC.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Underwriter:	Wachovia Capital Markets, LLC.
Trustee/Custodian:	[Deutsche Bank National Trust Company.]
Offered Certificates:	The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (the "***Senior Certificates***") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers". The Trust will also issue the Class C, Class P and Class R Certificates, none of which will be publicly offered.
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, and only upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on August 1, 2004.
Expected Pricing Date:	On or about July 30, 2004.
Expected Closing Date:	On or about August 6, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility:	The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Denomination:	$25,000 minimum and multiples of $1 in excess thereafter.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumption: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Cut-off Date, the aggregate scheduled principal balance of the mortgage loans described herein is assumed to be approximately $487,238,963 (the "***Mortgage Loans***"), consisting of a pool of fixed and hybrid adjustable rate, fully-amortizing and balloon, first and second lien mortgage loans. See the attached collateral descriptions for additional information on the Mortgage Loans. On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of the servicing fee rate and the trustee fee rate.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net WAC Rate:	The "***Net WAC Rate***" on each class of Offered Certificates will be the equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal

to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on LIBOR plus the applicable margin over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from September 2004 to January 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Support:

Initial Credit Enhancement On Closing Date		**Target Credit Enhancement After Stepdown Date**	
Rating (S/M/F)	**Percent**	**Rating (S/M/F)**	**Percent**
AAA/Aaa/AAA	24.00%	AAA/Aaa/AAA	48.00%
AA+/Aa1/AA+	20.30%	AA+/Aa1/AA+	40.60%
AA/Aa2/AA+	17.05%	AA/Aa2/AA+	34.10%
AA-/Aa3/AA	15.05%	AA-/Aa3/AA	30.10%
A+/A1/AA-	13.05%	A+/A1/AA-	26.10%
A/A2/A+	11.05%	A/A2/A+	22.10%
A-/A3/A	9.30%	A-/A3/A	18.60%
BBB+/Baa1/BBB+	7.55%	BBB+/Baa1/BBB+	15.10%
BBB/Baa2/BBB	6.05%	BBB/Baa2/BBB	12.10%
BBB-/Baa3/BBB-	4.80%	BBB-/Baa3/BBB-	9.60%
BB+/Ba1/NR	3.30%	BB+/Ba1/NR	6.60%
NR/Ba2/NR	2.05%	NR/Ba2/NR	4.10%

Excess Cashflow:

The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Subordination:

If the Excess Cashflow and overcollateralization are insufficient to cover Realized Losses, the certificate principal balances of the Subordinate Certificates will be reduced by such Realized Losses in reverse order of seniority

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.05% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 2.05% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

  (a) 4.10% of the current principal balance of the Mortgage Loans;

  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

  (x) the Distribution Date occurring in September 2007 and

  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 48.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [31.50]% of the current Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative defaulted Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 – August 2008	[4.00]% for the first month plus an additional 1/12th of [2.00]% for each month thereafter
September 2008 – August 2009	[6.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
September 2009 – August 2010	[7.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
September 2010 – August 2011	[8.00]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
September 2011 and thereafter	[8.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2, second to the B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates, and eleventh to the Class M-1 Certificates.

Priority of Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, net of servicing and trustee fees, as follows: first, to pay monthly interest plus any previously unpaid interest to the Senior Certificates, second, to pay monthly interest to the Class M-1 Certificates, third, monthly interest to the Class M-2 Certificates, fourth, monthly interest to the Class M-3 Certificates, fifth, monthly interest to the Class M-4

Certificates, sixth, monthly interest to the Class M-5 Certificates, seventh, monthly interest to the Class M-6 certificates, eighth, monthly interest to the Class M-7 Certificates, ninth, monthly interest to the Class M-8 Certificates, tenth, monthly interest to the Class M-9 Certificates, eleventh, monthly interest to the Class B-1 Certificates, twelfth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Senior Certificates, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 as described under "Principal Paydown", then monthly principal to the Class M-6 as described under "Principal Paydown", then monthly principal to the Class M-7 as described under "Principal Paydown", then monthly principal to the Class M-8 as described under "Principal Paydown", then monthly principal to the Class M-9 as described under "Principal Paydown", then monthly principal to the Class B-1 as described under "Principal Paydown" , then monthly principal to the Class B-2 as described under "Principal Paydown".

3) Excess Cashflow as follows: as principal to the Offered Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

4) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Rate Carryover Amount *pro rata* based on the aggregate principal balance of the Offered Certificates.
5) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Rate Carryover Amount, first pro rata to the Senior Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, and then to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Senior Certificates will be distributed pro rata to:

(i) the Class A-1 Certificates

(ii) the Class A-2, Class A-3 and Class A-4 Certificates, sequentially in that order, until their respective principal balances are reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 48.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 40.60% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 34.10% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 30.10% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 26.10% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.10% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.60% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.10% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.10% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 9.60% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 6.60% credit enhancement and twelfth, to the Class B-2 Certificates such that

the Class B-2 Certificates will have at least 4.10% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.14	2.63	2.22	1.81	1.42
MDUR (yr)	2.97	2.51	2.13	1.75	1.39
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	8/25/2007

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.37	2.83	2.40	1.97	1.42
MDUR (yr)	3.15	2.68	2.28	1.89	1.39
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	11/25/2023	4/25/2021	3/25/2019	11/25/2017	8/25/2007

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	0.86	0.76	0.68	0.61	0.54
MDUR (yr)	0.84	0.74	0.67	0.60	0.54
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	7/25/2005

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	0.86	0.76	0.68	0.61	0.54
MDUR (yr)	0.84	0.74	0.67	0.60	0.54
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	7/25/2005

Weighted Average Life Tables

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.50	2.93	2.44	1.93	1.69
MDUR (yr)	3.34	2.81	2.35	1.87	1.64
First Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	7/25/2005
Last Prin Pay	1/25/2013	8/25/2011	8/25/2010	8/25/2007	3/25/2007

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.50	2.93	2.44	1.93	1.69
MDUR (yr)	3.34	2.81	2.35	1.87	1.64
First Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	7/25/2005
Last Prin Pay	1/25/2013	8/25/2011	8/25/2010	8/25/2007	3/25/2007

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.08	7.59	6.51	5.52	2.84
MDUR (yr)	8.23	6.98	6.05	5.18	2.74
First Prin Pay	1/25/2013	8/25/2011	8/25/2010	8/25/2007	3/25/2007
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	8/25/2007

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.87	10.02	8.61	7.42	2.84
MDUR (yr)	10.41	8.94	7.79	6.79	2.74
First Prin Pay	1/25/2013	8/25/2011	8/25/2010	8/25/2007	3/25/2007
Last Prin Pay	11/25/2023	4/25/2021	3/25/2019	11/25/2017	8/25/2007

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.24	4.85	5.01	4.53
MDUR (yr)	5.65	4.89	4.56	4.71	4.28
First Prin Pay	9/25/2007	1/25/2008	6/25/2008	1/25/2009	8/25/2007
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.76	5.80	5.33	5.44	7.30
MDUR (yr)	6.15	5.34	4.96	5.08	6.66
First Prin Pay	9/25/2007	1/25/2008	6/25/2008	1/25/2009	8/25/2007
Last Prin Pay	8/25/2021	2/25/2019	5/25/2017	12/25/2015	12/25/2015

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.21	4.73	4.61	4.72
MDUR (yr)	5.64	4.86	4.44	4.34	4.44
First Prin Pay	9/25/2007	12/25/2007	3/25/2008	8/25/2008	4/25/2009
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.76	5.20	5.03	5.55
MDUR (yr)	6.13	5.30	4.83	4.70	5.17
First Prin Pay	9/25/2007	12/25/2007	3/25/2008	8/25/2008	4/25/2009
Last Prin Pay	1/25/2021	10/25/2018	11/25/2016	6/25/2015	11/25/2013

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.20	4.67	4.43	4.58
MDUR (yr)	5.63	4.83	4.38	4.18	4.31
First Prin Pay	9/25/2007	11/25/2007	2/25/2008	5/25/2008	12/25/2008
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.73	5.13	4.84	4.94
MDUR (yr)	6.11	5.27	4.76	4.52	4.62
First Prin Pay	9/25/2007	11/25/2007	2/25/2008	5/25/2008	12/25/2008
Last Prin Pay	6/25/2020	4/25/2018	5/25/2016	1/25/2015	6/25/2013

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.19	4.63	4.33	4.31
MDUR (yr)	5.53	4.76	4.29	4.03	4.02
First Prin Pay	9/25/2007	11/25/2007	1/25/2008	4/25/2008	8/25/2008
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.72	5.71	5.08	4.73	4.66
MDUR (yr)	5.98	5.16	4.65	4.36	4.32
First Prin Pay	9/25/2007	11/25/2007	1/25/2008	4/25/2008	8/25/2008
Last Prin Pay	1/25/2020	11/25/2017	1/25/2016	9/25/2014	2/25/2013

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.18	4.60	4.25	4.12
MDUR (yr)	5.51	4.73	4.25	3.95	3.85
First Prin Pay	9/25/2007	10/25/2007	12/25/2007	2/25/2008	5/25/2008
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.68	5.04	4.64	4.46
MDUR (yr)	5.94	5.12	4.60	4.27	4.13
First Prin Pay	9/25/2007	10/25/2007	12/25/2007	2/25/2008	5/25/2008
Last Prin Pay	7/25/2019	6/25/2017	8/25/2015	4/25/2014	10/25/2012

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.17	4.58	4.20	3.99
MDUR (yr)	5.46	4.69	4.20	3.88	3.70
First Prin Pay	9/25/2007	10/25/2007	11/25/2007	1/25/2008	3/25/2008
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.65	4.99	4.56	4.31
MDUR (yr)	5.86	5.05	4.52	4.17	3.97
First Prin Pay	9/25/2007	10/25/2007	11/25/2007	1/25/2008	3/25/2008
Last Prin Pay	12/25/2018	12/25/2016	3/25/2015	11/25/2013	6/25/2012

Weighted Average Life Tables

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.17	4.57	4.15	3.89
MDUR (yr)	5.39	4.64	4.14	3.80	3.59
First Prin Pay	9/25/2007	10/25/2007	11/25/2007	12/25/2007	1/25/2008
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.64	5.62	4.95	4.49	4.19
MDUR (yr)	5.75	4.97	4.44	4.07	3.83
First Prin Pay	9/25/2007	10/25/2007	11/25/2007	12/25/2007	1/25/2008
Last Prin Pay	7/25/2018	5/25/2016	9/25/2014	6/25/2013	1/25/2012

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.16	4.55	4.11	3.81
MDUR (yr)	5.36	4.61	4.11	3.76	3.51
First Prin Pay	9/25/2007	9/25/2007	10/25/2007	11/25/2007	12/25/2007
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.59	5.57	4.89	4.42	4.08
MDUR (yr)	5.69	4.90	4.37	3.99	3.72
First Prin Pay	9/25/2007	9/25/2007	10/25/2007	11/25/2007	12/25/2007
Last Prin Pay	10/25/2017	9/25/2015	2/25/2014	11/25/2012	8/25/2011

Weighted Average Life Tables

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.16	4.54	4.09	3.76
MDUR (yr)	5.11	4.42	3.96	3.62	3.36
First Prin Pay	9/25/2007	9/25/2007	10/25/2007	10/25/2007	11/25/2007
Last Prin Pay	9/25/2013	3/25/2012	2/25/2011	3/25/2010	4/25/2009

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.53	5.50	4.83	4.35	3.99
MDUR (yr)	5.37	4.65	4.16	3.81	3.53
First Prin Pay	9/25/2007	9/25/2007	10/25/2007	10/25/2007	11/25/2007
Last Prin Pay	1/25/2017	1/25/2015	7/25/2013	4/25/2012	2/25/2011

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	477,251,000	4.177930	10.000000
2	470,693,131	6.961370	10.000000
3	463,572,309	6.734830	10.000000
4	455,930,005	6.957070	10.000000
5	447,785,158	6.730250	10.000000
6	439,179,848	6.728160	10.000000
7	430,289,890	7.446910	10.000000
8	421,134,121	6.724860	10.000000
9	411,731,314	6.948150	10.000000
10	402,099,847	6.723720	10.000000
11	392,257,448	6.948100	10.000000
12	382,230,759	6.725120	10.000000
13	372,039,173	6.726500	10.000000
14	361,703,154	6.952740	10.000000
15	351,244,154	6.731010	10.000000
16	340,683,686	6.958650	10.000000
17	330,043,916	6.737980	10.000000
18	319,365,766	7.411660	10.000000
19	308,943,217	8.234840	10.000000
20	298,747,176	7.902320	10.000000
21	288,902,420	8.171600	10.000000
22	279,377,063	7.909330	10.000000
23	270,160,765	8.187480	10.000000
24	261,245,591	8.331170	10.000000
25	252,636,434	8.340480	10.000000
26	244,308,637	8.802110	10.000000
27	236,257,571	8.517940	10.000000
28	228,468,738	8.799940	10.000000
29	220,933,327	8.562550	10.000000
30	213,644,528	8.964390	10.000000
31	206,602,619	9.939820	10.000000
32	199,789,263	9.165010	10.000000
33	193,200,523	9.466990	10.000000
34	186,824,698	9.158510	10.000000
35	180,654,687	9.506240	10.000000
36	174,684,477	9.586400	10.000000
37	168,913,733	9.593110	10.000000
38	N/A	N/A	N/A
39	161,029,658	9.757040	10.000000
40	N/A	N/A	N/A
41	151,159,761	9.783500	10.000000
42 and thereafter	0.00	0.00000	0.00000

Effective Net WAC Rate Schedule

Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)
1	10.00%	40	10.07%
2	10.00%	41	10.00%
3	10.00%	42	10.15%
4	10.00%	43	10.85%
5	10.00%	44	10.25%
6	10.00%	45	10.58%
7	10.00%	46	10.23%
8	10.00%	47	10.59%
9	10.00%	48	10.44%
10	10.00%	49	10.43%
11	10.00%	50	10.77%
12	10.00%	51	10.41%
13	10.00%	52	10.75%
14	10.00%	53	10.42%
15	10.00%	54	10.41%
16	10.00%	55	11.51%
17	10.00%	56	10.40%
18	10.00%	57	10.74%
19	10.00%	58	10.38%
20	10.00%	59	10.71%
21	10.00%	60	10.35%
22	10.00%	61	10.34%
23	10.00%	62	10.68%
24	10.00%	63	10.32%
25	10.00%	64	10.65%
26	10.00%	65	10.29%
27	10.00%	66	10.28%
28	10.00%	67	11.36%
29	10.00%	68	10.26%
30	10.00%	69	10.59%
31	10.00%	70	10.23%
32	10.00%	71	10.56%
33	10.00%	72	10.20%
34	10.00%	73	10.19%
35	10.00%	74	10.52%
36	10.00%	75	10.17%
37	10.00%	76	10.49%
38	10.09%	77	10.14%
39	10.00%	78	10.13%

(1) One Month and Six Month LIBOR is increased to 20% on the first Distribution Date.
(2) Includes proceeds from the Yield Maintenance Agreement.
(3) Adjusted to actual/360.

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,)	Excess Spread Under FORWARD LIBOR (%) (1)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1)	Excess Spread Under FORWARD LIBOR (%) (1)
1	1.47000	1.96100	3.65	3.65	41	5.00700	5.13700	5.31	3.68
2	1.65000	2.14400	4.95	4.77	42	5.03500	5.17000	5.33	3.73
3	1.88300	2.32300	4.87	4.46	43	5.06400	5.20600	5.49	4.09
4	2.07700	2.48900	4.93	4.34	44	5.09500	5.24400	5.35	3.71
5	2.23900	2.64600	4.86	4.08	45	5.12800	5.28200	5.43	3.87
6	2.39800	2.80000	4.85	3.91	46	5.16400	5.32000	5.36	3.64
7	2.55900	2.95000	5.05	4.05	47	5.20300	5.35600	5.44	3.80
8	2.71600	3.09500	4.83	3.58	48	5.24500	5.38900	5.37	3.64
9	2.86600	3.23000	4.89	3.53	49	5.28500	5.41900	5.38	3.60
10	3.01100	3.35800	4.82	3.26	50	5.31900	5.44400	5.46	3.79
11	3.15200	3.47900	4.88	3.24	51	5.34900	5.46600	5.38	3.56
12	3.28900	3.59300	4.80	2.97	52	5.37600	5.48500	5.46	3.72
13	3.41300	3.70100	4.79	2.84	53	5.39900	5.49900	5.39	3.49
14	3.51900	3.80200	4.85	2.86	54	5.41900	5.50900	5.39	3.51
15	3.62100	3.89900	4.78	2.62	55	5.43500	5.51500	5.62	4.09
16	3.72500	3.99200	4.84	2.65	56	5.44800	5.52100	5.40	3.49
17	3.82900	4.07800	4.77	2.42	57	5.45600	5.53100	5.48	3.68
18	3.92400	4.14700	5.21	2.99	58	5.46000	5.54500	5.41	3.46
19	4.01100	4.18400	5.43	3.39	59	5.45900	5.56400	5.48	3.66
20	4.09400	4.21400	5.38	3.31	60	5.45500	5.58900	5.41	3.48
21	4.17100	4.24600	5.45	3.39	61	5.46900	5.61900	5.41	3.46
22	4.22900	4.28000	5.37	3.17	62	5.50400	5.65200	5.48	3.65
23	4.23700	4.31900	5.42	3.32	63	5.53900	5.68400	5.41	3.40
24	4.14400	4.37000	5.34	3.66	64	5.57200	5.71500	5.49	3.56
25	4.18800	4.44900	5.33	3.61	65	5.60400	5.74400	5.41	3.32
26	4.28200	4.53200	5.39	3.84	66	5.63400	5.77100	5.41	3.34
27	4.37200	4.61000	5.31	3.57	67	5.66300	5.79700	5.64	3.93
28	4.45700	4.68100	5.37	3.65	68	5.69100	5.82100	5.41	3.30
29	4.53700	4.74400	5.31	3.43	69	5.71700	5.84400	5.49	3.47
30	4.61100	4.80000	5.30	3.76	70	5.74200	5.86500	5.41	3.22
31	4.67800	4.84700	5.52	4.23	71	5.76500	5.88300	5.49	3.41
32	4.73800	4.88500	5.28	3.71	72	5.78600	5.90000	5.41	3.20
33	4.78900	4.91800	5.35	3.82	73	5.80500	5.91500	5.42	3.18
34	4.83100	4.94600	5.25	3.58	74	5.82300	5.92800	5.51	3.40
35	4.86400	4.97100	5.31	3.76	75	5.83900	5.93900	5.44	3.18
36	4.88500	4.99600	5.22	3.72	76	5.85200	5.94800	5.52	3.38
37	4.90500	5.02100	5.20	3.69	77	5.86400	5.95400	5.46	3.16
38	4.93000	5.04800	5.28	3.83	78	5.87300	5.95800	5.46	3.17
39	4.95500	5.07600	5.26	3.66					
40	4.98100	5.10600	5.37	3.85					

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (30/360 basis).

Breakeven Losses

		Static LIBOR		Forward LIBOR	
Class	**Expected Rating S&P/Moody's/Fitch**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
M-1	AA+/Aa1/AA+	33.886 CDR	26.05%	29.771 CDR	24.18%
M-2	AA/Aa2/AA+	28.156 CDR	23.35%	24.248 CDR	21.28%
M-3	AA-/Aa3/AA	24.967 CDR	21.66%	21.174 CDR	19.46%
M-4	A+/A1/AA-	21.983 CDR	19.93%	18.299 CDR	17.60%
M-5	A/A2/A+	19.234 CDR	18.20%	15.657 CDR	15.73%
M-6	A-/A3/A	16.964 CDR	16.65%	13.471 CDR	14.05%
M-7	BBB+/Baa1/BBB+	14.811 CDR	15.06%	11.399 CDR	12.33%
M-8	BBB/Baa2/BBB	13.029 CDR	13.67%	9.715 CDR	10.84%
M-9	BBB-/Baa3/BBB-	11.530 CDR	12.42%	8.397 CDR	9.61%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 45%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Mortgage Loan Statistics
As of the Cut-off Date

Number Of Loans:	3,849					
Total Outstanding Principal Balance:	$487,238,963					
			Minimum		**Maximum**	
Average Outstanding Principal Balance (First Liens):	$191,934		$413		$984,565	
Average Outstanding Principal Balance (Second Liens):	$38,102		$3,927		$174,753	
Weighted Average Current Loan Rate:	7.473	%	4.500	%	14.740	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.951	%	2.250	%	11.140	%
Weighted Average Maximum Loan Rate:	13.152	%	10.010	%	17.250	%
Weighted Average Minimum Loan Rate:	6.541	%	2.250	%	11.140	%
Weighted Average Initial Periodic Rate Cap:	1.914	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.041	%	1.000	%	2.000	%
Weighted Average Months To Roll:	19	months	2	months	58	months
Weighted Average Original Term:	340	months	60	months	360	months
Weighted Average Remaining Term:	333	months	49	months	358	months
Weighted Average Original LTV:	87.29	%	12.56	%	109.19	%
Weighted Average Credit Score:	647		500		819	
First Pay Date:			Mar 01, 2003		Jul 01, 2004	
Maturity Date:			Sep 01, 2008		Jun 01, 2034	

Top Lien Position Concentrations ($):	87.21 % First Lien, 12.79 % Second Lien
Top Balloon Flag Concentrations ($):	96.67 % Fully Amortizing, 1.76 % Balloon, 1.57 % Interest Only
Top Property State Concentrations ($):	50.12 % California, 5.33 % New York, 5.01 % Colorado
Maximum Zip Code Concentration ($):	0.50 % 92336

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
RESMAE	905	166,144,759.29	34.10
FINANCE AMERICA	636	123,688,804.54	25.39
CIT	410	55,098,958.85	11.31
FREMONT	1,448	52,573,076.07	10.79
IMPAC	179	43,518,213.13	8.93
ACCREDITED	188	27,705,920.55	5.69
HOMESTAR	83	18,509,230.39	3.80
Total	3,849	487,238,962.82	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	2,005	87,412,140.20	17.94
100,001 - 125,000	260	29,504,678.06	6.06
125,001 - 150,000	230	31,811,226.22	6.53
150,001 - 175,000	275	44,796,741.28	9.19
175,001 - 200,000	240	44,832,517.33	9.20
200,001 - 225,000	189	40,289,531.13	8.27
225,001 - 250,000	146	34,815,254.66	7.15
250,001 - 275,000	114	29,803,565.13	6.12
275,001 - 300,000	97	27,738,917.52	5.69
300,001 - 350,000	121	39,098,297.50	8.02
350,001 - 400,000	70	26,190,702.47	5.38
400,001 - 450,000	40	16,949,816.61	3.48
450,001 - 500,000	27	12,962,143.38	2.66
500,001 - 600,000	26	14,116,841.77	2.90
600,001 - 700,000	4	2,537,105.61	0.52
700,001 - 984,565	5	4,379,483.95	0.90
Total	3,849	487,238,962.82	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	78	581,747.16	0.12
120	331	4,058,413.48	0.83
180	410	19,321,526.09	3.97
240	845	44,230,564.91	9.08
300	1	77,840.08	0.02
360	2,184	418,968,871.10	85.99
Total	3,849	487,238,962.82	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49 - 51	10	69,015.69	0.01
52 - 54	68	512,731.47	0.11
109 - 111	36	446,927.89	0.09
112 - 114	295	3,611,485.59	0.74
163 - 165	5	1,496,268.92	0.31
169 - 171	128	6,222,104.42	1.28
172 - 174	260	8,781,917.96	1.80
175 - 177	13	2,116,726.69	0.43
178 - 180	4	704,508.10	0.14
226 - 228	1	47,472.62	0.01
229 - 231	88	5,044,226.83	1.04
232 - 234	752	38,755,099.10	7.95
235 - 237	3	159,719.90	0.03
238 - 240	1	224,046.46	0.05
295 - 297	1	77,840.08	0.02
340 - 342	1	516,052.08	0.11
343 - 345	80	17,117,917.12	3.51
346 - 348	9	1,964,389.57	0.40
349 - 350	92	18,424,858.01	3.78
351 - 351	318	66,138,428.65	13.57
352 - 352	282	58,446,106.66	12.00
353 - 353	237	42,259,709.69	8.67
354 - 354	38	8,224,355.29	1.69
355 - 355	662	107,557,003.06	22.07
356 - 356	303	57,999,495.15	11.90
357 - 357	71	16,666,188.36	3.42
358 - 358	91	23,654,367.46	4.85
Total	3,849	487,238,962.82	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	3,129	378,929,972.53	77.77
Planned Unit Development	225	44,553,958.28	9.14
Two-to-Four Family	230	33,121,227.99	6.80
Condominium	260	30,025,016.83	6.16
Manufactured Housing	5	608,787.19	0.12
Total	3,849	487,238,962.82	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	3,568	455,613,295.81	93.51
Investor	272	31,364,290.25	6.44
Second Home	9	261,376.76	0.05
Total	3,849	487,238,962.82	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	2,251	221,792,218.28	45.52
Cash Out Refinance	1,227	207,085,434.16	42.50
Rate/Term Refinance	263	45,206,385.31	9.28
Home Improvement	105	12,713,314.53	2.61
Debt Consolidation	3	441,610.54	0.09
Total	3,849	487,238,962.82	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	42	5,530,709.81	1.14
50.01 - 55.00	18	3,060,751.91	0.63
55.01 - 60.00	39	7,152,365.76	1.47
60.01 - 65.00	57	11,176,268.32	2.29
65.01 - 70.00	72	15,358,338.83	3.15
70.01 - 75.00	152	29,449,282.45	6.04
75.01 - 80.00	547	108,033,133.68	22.17
80.01 - 85.00	216	37,100,666.40	7.61
85.01 - 90.00	331	65,071,690.21	13.36
90.01 - 95.00	693	54,422,433.80	11.17
95.01 - 100.00	1,680	150,863,317.22	30.96
100.01 - 105.00	1	12,292.60	0.00
105.01 - 109.19	1	7,711.83	0.00
Total	3,849	487,238,962.82	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	19	1,978,977.21	0.41
Arizona	130	14,152,904.45	2.90
Arkansas	11	912,351.45	0.19
California	1,498	244,181,823.20	50.12
Colorado	164	24,406,387.84	5.01
Connecticut	48	3,331,053.95	0.68
Delaware	2	364,141.64	0.07
District of Columbia	3	541,531.54	0.11
Florida	234	15,432,282.67	3.17
Georgia	62	4,982,798.27	1.02
Hawaii	28	4,133,451.94	0.85
Idaho	13	963,201.91	0.20
Illinois	179	18,836,981.79	3.87
Indiana	49	4,869,116.90	1.00
Iowa	9	474,629.48	0.10
Kansas	8	960,015.64	0.20
Kentucky	21	2,345,001.38	0.48
Louisiana	7	972,978.08	0.20
Maryland	72	7,314,265.94	1.50
Massachusetts	43	3,408,829.66	0.70
Michigan	80	8,330,048.10	1.71
Minnesota	50	3,541,371.51	0.73
Mississippi	5	353,193.40	0.07
Missouri	30	2,758,233.02	0.57
Montana	6	660,308.05	0.14
Nebraska	6	168,669.13	0.03
Nevada	71	9,112,367.07	1.87
New Hampshire	5	96,675.19	0.02
New Jersey	91	12,249,820.29	2.51
New Mexico	3	233,023.89	0.05
New York	144	25,976,174.28	5.33
North Carolina	50	3,130,336.82	0.64
Ohio	84	7,341,728.94	1.51
Oklahoma	16	998,645.05	0.20
Oregon	37	4,106,210.64	0.84
Pennsylvania	87	7,767,671.82	1.59
Rhode Island	9	457,407.44	0.09
South Carolina	8	757,283.10	0.16
Tennessee	33	3,041,387.09	0.62
Texas	181	17,699,958.30	3.63

(Continued on the next page)

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Utah	94	10,666,679.52	2.19
Vermont	1	23,739.30	0.00
Virginia	64	6,051,396.62	1.24
Washington	66	5,194,938.45	1.07
West Virginia	8	834,786.93	0.17
Wisconsin	16	903,706.04	0.19
Wyoming	4	220,477.89	0.05
Total	3,849	487,238,962.82	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,088	217,729,648.05	44.69
Stated Documentation	1,370	201,186,735.74	41.29
No Documentation	213	37,405,148.54	7.68
Streamline Documentation	108	16,497,885.68	3.39
No Income Verification	17	4,666,161.29	0.96
Limited Documentation	17	4,431,280.21	0.91
Alternative Documentation	11	3,589,976.90	0.74
No Ratio	6	1,510,739.81	0.31
Easy Documentation	19	221,386.60	0.05
Total	3,849	487,238,962.82	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	2	146,584.21	0.03
476 - 500	5	716,517.01	0.15
501 - 525	72	14,925,482.47	3.06
526 - 550	106	16,735,974.86	3.43
551 - 575	301	28,932,792.03	5.94
576 - 600	489	45,386,670.39	9.32
601 - 625	577	61,579,009.03	12.64
626 - 650	743	81,757,675.29	16.78
651 - 675	631	83,531,830.49	17.14
676 - 700	405	64,347,336.42	13.21
701 - 725	231	38,152,618.10	7.83
726 - 750	148	26,491,467.56	5.44
751 - 775	97	16,944,946.23	3.48
776 - 800	36	6,635,049.00	1.36
801 - 819	6	955,009.73	0.20
Total	3,849	487,238,962.82	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.500 - 5.000	30	7,156,973.25	1.47
5.001 - 6.000	274	57,570,869.05	11.82
6.001 - 7.000	911	189,505,914.14	38.89
7.001 - 8.000	780	138,262,096.55	28.38
8.001 - 9.000	206	31,033,899.43	6.37
9.001 - 10.000	184	10,965,337.51	2.25
10.001 - 11.000	417	20,153,339.71	4.14
11.001 - 12.000	567	16,845,425.07	3.46
12.001 - 13.000	381	12,232,512.44	2.51
13.001 - 14.000	93	3,354,608.51	0.69
14.001 - 14.740	6	157,987.16	0.03
Total	3,849	487,238,962.82	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.010 - 11.000	17	4,463,896.23	1.31
11.001 - 12.000	157	32,280,398.70	9.47
12.001 - 13.000	665	135,087,600.22	39.63
13.001 - 14.000	639	119,017,923.21	34.91
14.001 - 15.000	247	40,831,425.21	11.98
15.001 - 16.000	65	8,457,876.31	2.48
16.001 - 17.000	9	615,688.35	0.18
17.001 - 17.250	2	141,820.93	0.04
Total	1,801	340,896,629.16	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 3.000	1	279,261.18	0.08
3.001 - 4.000	16	4,671,257.72	1.37
4.001 - 5.000	366	63,671,590.05	18.68
5.001 - 6.000	216	38,654,208.42	11.34
6.001 - 7.000	559	117,103,000.97	34.35
7.001 - 8.000	491	92,188,562.43	27.04
8.001 - 9.000	130	22,548,314.20	6.61
9.001 - 10.000	18	1,569,526.60	0.46
10.001 - 11.000	3	179,464.78	0.05
11.001 - 11.140	1	31,442.81	0.01
Total	1,801	340,896,629.16	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 3.000	3	594,548.60	0.17
3.001 - 4.000	57	14,486,636.06	4.25
4.001 - 5.000	379	66,348,838.49	19.46
5.001 - 6.000	290	55,035,056.29	16.14
6.001 - 7.000	883	178,433,323.44	52.34
7.001 - 8.000	143	20,145,808.04	5.91
8.001 - 9.000	39	5,398,757.71	1.58
9.001 - 10.000	6	422,217.72	0.12
11.001 - 11.140	1	31,442.81	0.01
Total	1,801	340,896,629.16	100.00

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/1/2004	1	142,905.81	0.04
1/1/2005	1	175,032.34	0.05
4/1/2005	2	425,201.46	0.12
6/1/2005	1	230,596.47	0.07
7/1/2005	2	698,928.19	0.21
9/1/2005	2	767,938.08	0.23
10/1/2005	63	13,173,766.08	3.86
11/1/2005	240	52,307,102.00	15.34
12/1/2005	206	46,092,605.86	13.52
1/1/2006	155	28,939,585.94	8.49
2/1/2006	37	7,918,455.53	2.32
3/1/2006	566	91,333,880.88	26.79
4/1/2006	254	48,100,886.98	14.11
5/1/2006	37	8,176,256.83	2.40
6/1/2006	42	10,641,973.47	3.12
7/1/2006	1	97,137.43	0.03
8/1/2006	1	223,920.71	0.07
9/1/2006	2	196,389.62	0.06
10/1/2006	3	233,529.19	0.07
11/1/2006	22	3,519,954.39	1.03
12/1/2006	31	4,905,859.53	1.44
1/1/2007	66	10,862,963.17	3.19
2/1/2007	3	314,041.19	0.09
3/1/2007	15	1,861,506.37	0.55
4/1/2007	7	1,575,240.72	0.46
5/1/2007	1	308,750.00	0.09
6/1/2007	7	1,937,169.74	0.57
12/1/2008	1	340,763.50	0.10
1/1/2009	1	46,191.90	0.01
3/1/2009	30	4,988,631.79	1.46
6/1/2009	1	359,463.99	0.11
Total	1,801	340,896,629.16	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	616	135,547,745.27	39.76
1.500	147	22,971,600.99	6.74
2.000	374	64,574,107.72	18.94
3.000	664	117,803,175.18	34.56
Total	1,801	340,896,629.16	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1,638	313,910,318.01	92.08
1.500	159	26,221,091.34	7.69
2.000	4	765,219.81	0.22
Total	1,801	340,896,629.16	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1/29 6 MO LIBOR	1	175,032.34	0.04
2/28 6 MO LIBOR	1,599	306,477,027.31	62.90
2/28 6 MO LIBOR IO	8	2,277,250.00	0.47
3/27 6 MO LIBOR	157	25,283,018.33	5.19
3/27 6 MO LIBOR IO	3	949,250.00	0.19
5/25 6 MO LIBOR	33	5,735,051.18	1.18
Balloon 15/30 2nd	163	8,578,177.40	1.76
Fixed Rate	395	78,988,136.29	16.21
Fixed Rate 2nd	1,472	53,718,139.97	11.03
Fixed Rate 5Yr IO	18	5,057,880.00	1.04
Total	3,849	487,238,962.82	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	3,819	483,228,510.95	99.18
Delq: 30 Days	30	4,010,451.87	0.82
Total	3,849	487,238,962.82	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	3,820	478,954,582.82	98.30
24	8	2,277,250.00	0.47
36	2	640,500.00	0.13
60	19	5,366,630.00	1.10
Total	3,849	487,238,962.82	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	759	96,283,839.78	19.76
6	7	1,227,516.72	0.25
12	137	13,317,943.75	2.73
18	1	403,790.20	0.08
24	2,258	278,270,562.94	57.11
30	5	890,448.82	0.18
36	626	84,288,878.07	17.30
48	1	119,309.65	0.02
60	55	12,436,672.89	2.55
Total	3,849	487,238,962.82	100.00

Assumptions:		
Severity		100%
Advances		100%
Lag	12 months	
Libor	Forward	
Losses	SP default assumptions(on original pool)	
Prepays	SP prepays for nim bonds	
To Maturity		

Soundview 2004-1 Second Lien Loans
08/01/04 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	1,635		
Total Outstanding Principal Balance:	62,296,317		
Average Outstanding Principal Balance (Sec	$38,101.72	$3,926.83	$174,753.07
Weighted Average Current Loan Rate:	11.297 %	6.000	14.740 %
Weighted Average Original Term:	218 months	60	360 months
Weighted Average Loan Age:	8 months	3	12 months
Weighted Average Remaining Term:	210 months	49	357 months
Weighted Average Original Ltv:	99.20 %	75.00	109.19 %
Weighted Average Credit Score:	642	503	803
First Pay Date:		Sep 01, 2003	Jun 01, 2004
Maturity Date:		Sep 01, 2008	May 01, 2034

Top Lien Position Concentrations ($): 100.00 % Second Lien
Top Balloon Flag Concentrations ($): 86.23 % Fully Amortizing, 13.77 % Balloon
Top Property State Concentrations ($): 52.21 % California, 5.61 % Florida, 4.65 % New York
Maximum Zip Code Concentration ($): 0.85 % 95758 (Elk Grove, CA)

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
FREMONT	1,448	52,573,076.07	84.39
RESMAE	179	9,177,319.81	14.73
IMPAC	4	377,743.78	0.61
FINANCE AMERICA	4	168,177.71	0.27
Total	1,635	62,296,317.37	100.00

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	1,635	62,296,317.37	100.00
Total	1,635	62,296,317.37	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	1,596	57,787,473.41	92.76
100,001 - 125,000	38	4,334,090.89	6.96
150,001 - 174,753	1	174,753.07	0.28
Total	1,635	62,296,317.37	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	78	581,747.16	0.93
120	331	4,058,413.48	6.51
180	382	13,705,579.28	22.00
240	840	43,572,833.67	69.94
360	4	377,743.78	0.61
Total	1,635	62,296,317.37	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3 - 3	3	332,820.25	0.53
4 - 4	1	44,923.53	0.07
5 - 5	3	104,810.43	0.17
6 - 6	260	8,880,765.72	14.26
7 - 7	607	22,799,158.01	36.60
8 - 8	501	18,908,699.03	30.35
9 - 9	194	8,374,758.18	13.44
10 - 10	61	2,690,813.29	4.32
11 - 11	4	112,096.31	0.18
12 - 12	1	47,472.62	0.08
Total	1,635	62,296,317.37	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49 - 51	10	69,015.69	0.11
52 - 54	68	512,731.47	0.82
109 - 111	36	446,927.89	0.72
112 - 114	295	3,611,485.59	5.80
169 - 171	125	5,617,497.37	9.02
172 - 174	256	8,059,539.62	12.94
175 - 177	1	28,542.29	0.05
226 - 228	1	47,472.62	0.08
229 - 231	88	5,044,226.83	8.10
232 - 234	749	38,404,866.08	61.65
235 - 237	2	76,268.14	0.12
356 - 356	1	44,923.53	0.07
357 - 357	3	332,820.25	0.53
Total	1,635	62,296,317.37	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,390	52,299,760.42	83.95
Condominium	117	4,575,552.75	7.34
Two-to-Four Family	110	4,370,908.28	7.02
Planned Unit Development	18	1,050,095.92	1.69
Total	1,635	62,296,317.37	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,545	61,471,622.47	98.68
Investor	83	765,374.16	1.23
Second Home	7	59,320.74	0.10
Total	1,635	62,296,317.37	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,352	53,041,105.18	85.14
Cash Out Refinance	265	8,771,491.40	14.08
Rate/Term Refinance	13	316,312.88	0.51
Home Improvement	5	167,407.91	0.27
Total	1,635	62,296,317.37	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
75.00 - 75.00	1	16,531.88	0.03
75.01 - 80.00	6	74,368.06	0.12
80.01 - 85.00	21	372,286.67	0.60
85.01 - 90.00	25	360,313.15	0.58
90.01 - 95.00	460	6,810,215.43	10.93
95.01 - 100.00	1,120	54,642,597.75	87.71
100.01 - 105.00	1	12,292.60	0.02
105.01 - 109.19	1	7,711.83	0.01
Total	1,635	62,296,317.37	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	55	1,360,901.90	2.18
Arkansas	3	71,707.66	0.12
California	617	32,523,252.53	52.21
Colorado	52	2,071,519.96	3.33
Connecticut	33	739,311.25	1.19
Florida	138	3,496,429.65	5.61
Georgia	30	705,653.20	1.13
Hawaii	17	926,392.78	1.49
Idaho	7	186,621.99	0.30
Illinois	87	2,212,106.35	3.55
Indiana	6	205,600.04	0.33
Iowa	7	196,282.15	0.32
Kansas	3	74,152.32	0.12
Maryland	42	1,106,853.83	1.78
Massachusetts	35	1,478,331.33	2.37
Michigan	21	558,724.60	0.90
Minnesota	36	1,064,234.31	1.71
Missouri	12	271,057.84	0.44
Montana	1	43,020.58	0.07
Nebraska	5	130,553.56	0.21
Nevada	26	697,707.06	1.12
New Hampshire	5	96,675.19	0.16
New Jersey	33	1,005,218.64	1.61
New Mexico	1	25,754.38	0.04
New York	59	2,897,928.57	4.65
North Carolina	31	655,658.11	1.05
Ohio	20	532,700.37	0.86
Oklahoma	9	261,252.49	0.42
Oregon	16	478,113.60	0.77
Pennsylvania	17	421,244.17	0.68
Rhode Island	7	138,848.97	0.22
South Carolina	3	86,742.20	0.14
Tennessee	14	256,965.12	0.41
Texas	58	1,266,375.34	2.03
Utah	33	1,209,013.96	1.94
Vermont	1	23,739.30	0.04
Virginia	41	1,325,986.92	2.13
Washington	41	1,238,493.16	1.99
Wisconsin	10	186,293.14	0.30
Wyoming	3	68,898.85	0.11
Total	1,635	62,296,317.37	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,090	36,617,223.39	58.78
Stated Documentation	522	25,146,121.21	40.37
Easy Documentation	19	221,386.60	0.36
No Income Verification	2	219,676.60	0.35
Streamline Documentation	2	91,909.57	0.15
Total	1,635	62,296,317.37	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
503 - 525	1	17,004.34	0.03
526 - 550	7	56,165.21	0.09
551 - 575	144	1,488,114.41	2.39
576 - 600	291	8,330,167.62	13.37
601 - 625	316	12,255,371.92	19.67
626 - 650	400	17,232,283.07	27.66
651 - 675	252	11,698,792.37	18.78
676 - 700	124	6,039,042.12	9.69
701 - 725	45	2,377,871.92	3.82
726 - 750	26	1,460,613.65	2.34
751 - 775	21	1,065,885.17	1.71
776 - 800	7	192,109.93	0.31
801 - 803	1	82,895.64	0.13
Total	1,635	62,296,317.37	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.000 - 6.000	3	156,140.66	0.25
7.001 - 8.000	2	58,184.48	0.09
8.001 - 9.000	11	927,432.30	1.49
9.001 - 10.000	161	8,815,902.86	14.15
10.001 - 11.000	412	19,827,911.84	31.83
11.001 - 12.000	566	16,765,637.12	26.91
12.001 - 13.000	381	12,232,512.44	19.64
13.001 - 14.000	93	3,354,608.51	5.38
14.001 - 14.740	6	157,987.16	0.25
Total	1,635	62,296,317.37	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Balloon 15/30 2nd	163	8,578,177.40	13.77
Fixed Rate 2nd	1,472	53,718,139.97	86.23
Total	1,635	62,296,317.37	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,625	61,908,601.06	99.38
Delq: 30 Days	10	387,716.31	0.62
Total	1,635	62,296,317.37	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,635	62,296,317.37	100.00
Total	1,635	62,296,317.37	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	308	9,566,924.45	15.36
12	95	3,682,627.09	5.91
24	1,054	41,946,744.17	67.33
36	178	7,100,021.66	11.40
Total	1,635	62,296,317.37	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 MO INT AMT PREPAID > 20% OPB	1,327	52,729,392.92	84.64
NO PENALTY	308	9,566,924.45	15.36
Total	1,635	62,296,317.37	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Second Lien	1,635	62,296,317.37	100.00
Total	1,635	62,296,317.37	100.00

Soundview 2004-1 All Loans
08/01/04 SCHEDULED BALANCES

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
413 - 50,000	1,196	29,260,052.77	6.01
50,001 - 100,000	809	58,152,087.43	11.94
> 100,000	1,844	399,826,822.62	82.06
Total	3,849	487,238,962.82	100.00

Soundview 2004-1 All Loans
08/01/04 SCHEDULED BALANCES

Number Of Loans:	3,849		
Total Outstanding Principal Balance:	487,238,963		
		Minimum	**Maximum**
Weighted Average Original Ltv:	87.29 %	12.56	109.19 %
Weighted Average Credit Score:	647	500	819

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
RESMAE	905	166,144,759.29	34.10	81.80	621
FINANCE AMERICA	636	123,688,804.54	25.39	95.78	689
CIT	410	55,098,958.85	11.31	81.38	631
FREMONT	1,448	52,573,076.07	10.79	99.09	637
IMPAC	179	43,518,213.13	8.93	76.26	647
ACCREDITED	188	27,705,920.55	5.69	95.07	644
HOMESTAR	83	18,509,230.39	3.80	78.19	688
Total	3,849	487,238,962.82	100.00	87.29	647

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
ARM	1,801	340,896,629.16	69.96	86.77	643
Fixed Rate	2,048	146,342,333.66	30.04	88.49	658
Total	3,849	487,238,962.82	100.00	87.29	647

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
<= 100,000	2,005	87,412,140.20	17.94	94.22	641
100,001 - 150,000	490	61,315,904.28	12.58	87.40	651
150,001 - 200,000	515	89,629,258.61	18.40	85.86	642
200,001 - 250,000	335	75,104,785.79	15.41	85.45	643
250,001 - 300,000	211	57,542,482.65	11.81	86.22	655
300,001 - 350,000	121	39,098,297.50	8.02	86.09	646
350,001 - 400,000	70	26,190,702.47	5.38	85.41	639
400,001 - 450,000	40	16,949,816.61	3.48	84.10	652
450,001 - 500,000	27	12,962,143.38	2.66	84.02	640
500,001 - 550,000	16	8,343,530.51	1.71	85.02	678
550,001 - 600,000	10	5,773,311.26	1.18	84.66	706
600,001 - 650,000	3	1,864,840.32	0.38	86.49	695
650,001 - 700,000	1	672,265.29	0.14	79.65	689
750,001 - 800,000	2	1,526,286.40	0.31	71.94	662
850,001 - 900,000	1	885,455.26	0.18	80.00	705
950,001 - 984,565	2	1,967,742.29	0.40	75.97	719
Total	3,849	487,238,962.82	100.00	87.29	647

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
60	78	581,747.16	0.12	93.92	601
120	331	4,058,413.48	0.83	96.22	617
180	410	19,321,526.09	3.97	92.06	662
240	845	44,230,564.91	9.08	99.23	640
300	1	77,840.08	0.02	85.00	593
360	2,184	418,968,871.10	85.99	85.71	648
Total	3,849	487,238,962.82	100.00	87.29	647

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
2 - 2	96	24,582,922.02	5.05	75.31	651
3 - 3	74	17,567,432.54	3.61	77.52	646
4 - 4	305	58,170,711.67	11.94	95.70	685
5 - 5	674	108,838,829.03	22.34	89.38	665
6 - 6	299	17,197,803.50	3.53	95.71	660
7 - 7	845	65,160,169.74	13.37	91.27	630
8 - 8	788	78,233,432.52	16.06	86.30	625
9 - 9	515	75,117,793.88	15.42	83.14	627
10 - 10	145	19,051,358.72	3.91	83.93	611
11 - 11	12	2,176,408.89	0.45	72.47	652
12 - 12	6	985,200.10	0.20	93.83	629
> 12	90	20,156,900.21	4.14	78.53	679
Total	3,849	487,238,962.82	100.00	87.29	647

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
49 - 60	78	581,747.16	0.12	93.92	601
109 - 120	331	4,058,413.48	0.83	96.22	617
157 - 168	5	1,496,268.92	0.31	77.33	678
169 - 180	405	17,825,257.17	3.66	93.30	660
217 - 228	1	47,472.62	0.01	100.00	627
229 - 240	844	44,183,092.29	9.07	99.23	640
289 - 300	1	77,840.08	0.02	85.00	593
337 - 348	90	19,598,358.77	4.02	79.34	677
349 - 358	2,094	399,370,512.33	81.97	86.03	646
Total	3,849	487,238,962.82	100.00	87.29	647

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Single Family	3,129	378,929,972.53	77.77	87.22	642
Planned Unit Development	225	44,553,958.28	9.14	90.18	664
Two-to-Four Family	230	33,121,227.99	6.80	81.47	671
Condominium	260	30,025,016.83	6.16	90.43	659
Manufactured Housing	5	608,787.19	0.12	79.44	618
Total	3,849	487,238,962.82	100.00	87.29	647

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Primary	3,568	455,613,295.81	93.51	87.99	646
Investor	272	31,364,290.25	6.44	77.22	671
Second Home	9	261,376.76	0.05	72.27	606
Total	3,849	487,238,962.82	100.00	87.29	647

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Purchase	2,251	221,792,218.28	45.52	92.04	672
Cash Out Refinance	1,227	207,085,434.16	42.50	82.70	623
Rate/Term Refinance	263	45,206,385.31	9.28	86.71	649
Home Improvement	105	12,713,314.53	2.61	81.59	614
Debt Consolidation	3	441,610.54	0.09	74.64	601
Total	3,849	487,238,962.82	100.00	87.29	647

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
<= 50.00	42	5,530,709.81	1.14	41.70	646
50.01 - 55.00	18	3,060,751.91	0.63	52.81	616
55.01 - 60.00	39	7,152,365.76	1.47	58.16	616
60.01 - 65.00	57	11,176,268.32	2.29	63.13	623
65.01 - 70.00	72	15,358,338.83	3.15	68.50	610
70.01 - 75.00	152	29,449,282.45	6.04	73.83	625
75.01 - 80.00	547	108,033,133.68	22.17	79.60	646
80.01 - 85.00	216	37,100,666.40	7.61	84.55	608
85.01 - 90.00	331	65,071,690.21	13.36	89.53	639
90.01 - 95.00	693	54,422,433.80	11.17	94.66	655
95.01 - 100.00	1,680	150,863,317.22	30.96	99.92	671
100.01 - 105.00	1	12,292.60	0.00	100.65	591
105.01 - 109.19	1	7,711.83	0.00	109.19	649
Total	3,849	487,238,962.82	100.00	87.29	647

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Alabama	19	1,978,977.21	0.41	96.16	649
Arizona	130	14,152,904.45	2.90	96.25	675
Arkansas	11	912,351.45	0.19	96.81	625
California	1,498	244,181,823.20	50.12	83.97	639
Colorado	164	24,406,387.84	5.01	90.71	636
Connecticut	48	3,331,053.95	0.68	87.87	665
Delaware	2	364,141.64	0.07	90.68	605
District of Columbia	3	541,531.54	0.11	83.27	671
Florida	234	15,432,282.67	3.17	93.23	660
Georgia	62	4,982,798.27	1.02	87.26	653
Hawaii	28	4,133,451.94	0.85	95.99	683
Idaho	13	963,201.91	0.20	92.17	676
Illinois	179	18,836,981.79	3.87	92.24	665
Indiana	49	4,869,116.90	1.00	91.96	645
Iowa	9	474,629.48	0.10	98.30	667
Kansas	8	960,015.64	0.20	97.18	661
Kentucky	21	2,345,001.38	0.48	92.54	645
Louisiana	7	972,978.08	0.20	91.78	665
Maryland	72	7,314,265.94	1.50	96.97	685
Massachusetts	43	3,408,829.66	0.70	94.46	653
Michigan	80	8,330,048.10	1.71	91.65	653
Minnesota	50	3,541,371.51	0.73	94.47	673
Mississippi	5	353,193.40	0.07	99.16	664
Missouri	30	2,758,233.02	0.57	94.61	639
Montana	6	660,308.05	0.14	93.65	638
Nebraska	6	168,669.13	0.03	96.09	657
Nevada	71	9,112,367.07	1.87	93.75	675
New Hampshire	5	96,675.19	0.02	99.39	625
New Jersey	91	12,249,820.29	2.51	84.90	657
New Mexico	3	233,023.89	0.05	96.60	690
New York	144	25,976,174.28	5.33	82.03	662
North Carolina	50	3,130,336.82	0.64	91.26	625
Ohio	84	7,341,728.94	1.51	88.19	619
Oklahoma	16	998,645.05	0.20	92.31	621
Oregon	37	4,106,210.64	0.84	95.35	673
Pennsylvania	87	7,767,671.82	1.59	89.82	648
Rhode Island	9	457,407.44	0.09	96.15	656
South Carolina	8	757,283.10	0.16	98.94	631
Tennessee	33	3,041,387.09	0.62	91.06	624
Texas	181	17,699,958.30	3.63	89.42	656
Utah	94	10,666,679.52	2.19	89.07	638
Vermont	1	23,739.30	0.00	100.00	646
Virginia	64	6,051,396.62	1.24	94.23	656
Washington	66	5,194,938.45	1.07	88.47	658
West Virginia	8	834,786.93	0.17	79.49	611
Wisconsin	16	903,706.04	0.19	94.69	663
Wyoming	4	220,477.89	0.05	99.96	640
Total	3,849	487,238,962.82	100.00	87.29	647

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Full Documentation	2,088	217,729,648.05	44.69	87.71	624
Stated Documentation	1,370	201,186,735.74	41.29	88.14	664
No Documentation	213	37,405,148.54	7.68	78.39	665
Streamline Documentation	108	16,497,885.68	3.39	96.08	709
No Income Verification	17	4,666,161.29	0.96	79.98	688
Limited Documentation	17	4,431,280.21	0.91	79.47	623
Alternative Documentation	11	3,589,976.90	0.74	88.86	671
No Ratio	6	1,510,739.81	0.31	78.45	670
Easy Documentation	19	221,386.60	0.05	90.89	597
Total	3,849	487,238,962.82	100.00	87.29	647

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Not Available	2	146,584.21	0.03	71.92	0
476 - 500	5	716,517.01	0.15	69.06	500
501 - 525	72	14,925,482.47	3.06	75.37	514
526 - 550	106	16,735,974.86	3.43	75.82	538
551 - 575	301	28,932,792.03	5.94	78.85	564
576 - 600	489	45,386,670.39	9.32	84.47	589
601 - 625	577	61,579,009.03	12.64	88.46	614
626 - 650	743	81,757,675.29	16.78	89.50	638
651 - 675	631	83,531,830.49	17.14	89.94	664
676 - 700	405	64,347,336.42	13.21	89.63	688
701 - 725	231	38,152,618.10	7.83	89.67	712
726 - 750	148	26,491,467.56	5.44	88.98	738
751 - 775	97	16,944,946.23	3.48	87.80	760
776 - 800	36	6,635,049.00	1.36	83.85	788
801 - 819	6	955,009.73	0.20	98.96	809
Total	3,849	487,238,962.82	100.00	87.29	647

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
4.500 - 5.000	30	7,156,973.25	1.47	84.14	699
5.001 - 6.000	274	57,570,869.05	11.82	83.06	677
6.001 - 7.000	911	189,505,914.14	38.89	85.72	659
7.001 - 8.000	780	138,262,096.55	28.38	86.36	630
8.001 - 9.000	206	31,033,899.43	6.37	86.41	603
9.001 - 10.000	184	10,965,337.51	2.25	96.08	652
10.001 - 11.000	417	20,153,339.71	4.14	99.38	639
11.001 - 12.000	567	16,845,425.07	3.46	98.78	629
12.001 - 13.000	381	12,232,512.44	2.51	98.85	647
13.001 - 14.000	93	3,354,608.51	0.69	99.34	634
14.001 - 14.740	6	157,987.16	0.03	99.82	628
Total	3,849	487,238,962.82	100.00	87.29	647

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
10.010 - 11.000	17	4,463,896.23	1.31	78.13	663
11.001 - 12.000	157	32,280,398.70	9.47	84.12	667
12.001 - 13.000	665	135,087,600.22	39.63	85.48	650
13.001 - 14.000	639	119,017,923.21	34.91	87.42	632
14.001 - 15.000	247	40,831,425.21	11.98	90.85	634
15.001 - 16.000	65	8,457,876.31	2.48	92.50	619
16.001 - 17.000	9	615,688.35	0.18	95.73	616
17.001 - 17.250	2	141,820.93	0.04	100.00	599
Total	1,801	340,896,629.16	100.00	86.77	643

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
2.250 - 3.000	1	279,261.18	0.08	65.12	746
3.001 - 4.000	16	4,671,257.72	1.37	77.36	705
4.001 - 5.000	366	63,671,590.05	18.68	96.34	699
5.001 - 6.000	216	38,654,208.42	11.34	82.75	649
6.001 - 7.000	559	117,103,000.97	34.35	85.23	643
7.001 - 8.000	491	92,188,562.43	27.04	85.00	612
8.001 - 9.000	130	22,548,314.20	6.61	84.23	585
9.001 - 10.000	18	1,569,526.60	0.46	84.42	575
10.001 - 11.000	3	179,464.78	0.05	100.00	603
11.001 - 11.140	1	31,442.81	0.01	70.00	542
Total	1,801	340,896,629.16	100.00	86.77	643

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
2.250 - 3.000	3	594,548.60	0.17	77.35	680
3.001 - 4.000	57	14,486,636.06	4.25	88.28	683
4.001 - 5.000	379	66,348,838.49	19.46	95.91	697
5.001 - 6.000	290	55,035,056.29	16.14	83.54	635
6.001 - 7.000	883	178,433,323.44	52.34	85.49	631
7.001 - 8.000	143	20,145,808.04	5.91	79.34	583
8.001 - 9.000	39	5,398,757.71	1.58	74.62	565
9.001 - 10.000	6	422,217.72	0.12	86.91	570
11.001 - 11.140	1	31,442.81	0.01	70.00	542
Total	1,801	340,896,629.16	100.00	86.77	643

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
10/01/04 - 10/31/04	1	142,905.81	0.04	90.00	606
01/01/05 - 01/31/05	1	175,032.34	0.05	80.00	612
04/01/05 - 04/30/05	2	425,201.46	0.12	80.00	559
06/01/05 - 06/30/05	1	230,596.47	0.07	90.00	580
07/01/05 - 07/31/05	2	698,928.19	0.21	78.04	605
09/01/05 - 09/30/05	2	767,938.08	0.23	85.00	595
10/01/05 - 10/31/05	63	13,173,766.08	3.86	80.54	601
11/01/05 - 11/30/05	240	52,307,102.00	15.34	81.30	618
12/01/05 - 12/31/05	206	46,092,605.86	13.52	81.48	616
01/01/06 - 01/31/06	155	28,939,585.94	8.49	85.07	624
02/01/06 - 02/28/06	37	7,918,455.53	2.32	92.52	664
03/01/06 - 03/31/06	566	91,333,880.88	26.79	89.70	665
04/01/06 - 04/30/06	254	48,100,886.98	14.11	95.99	683
05/01/06 - 05/31/06	37	8,176,256.83	2.40	80.30	599
06/01/06 - 06/30/06	42	10,641,973.47	3.12	79.38	617
07/01/06 - 07/31/06	1	97,137.43	0.03	90.00	555
08/01/06 - 08/31/06	1	223,920.71	0.07	90.00	636
09/01/06 - 09/30/06	2	196,389.62	0.06	96.34	583
10/01/06 - 10/31/06	3	233,529.19	0.07	100.00	629
11/01/06 - 11/30/06	22	3,519,954.39	1.03	85.66	629
12/01/06 - 12/31/06	31	4,905,859.53	1.44	94.17	653
01/01/07 - 01/31/07	66	10,862,963.17	3.19	91.94	637
02/01/07 - 02/28/07	3	314,041.19	0.09	73.09	613
03/01/07 - 03/31/07	15	1,861,506.37	0.55	85.11	637
04/01/07 - 04/30/07	7	1,575,240.72	0.46	98.04	686
05/01/07 - 05/31/07	1	308,750.00	0.09	95.00	658
06/01/07 - 06/30/07	7	1,937,169.74	0.57	73.88	707
12/01/08 - 12/31/08	1	340,763.50	0.10	62.94	693
01/01/09 - 01/31/09	1	46,191.90	0.01	79.99	633
03/01/09 - 03/31/09	30	4,988,631.79	1.46	81.98	650
06/01/09 - 06/30/09	1	359,463.99	0.11	80.00	702
Total	1,801	340,896,629.16	100.00	86.77	643

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
1.000	616	135,547,745.27	39.76	81.45	615
1.500	147	22,971,600.99	6.74	94.71	644
2.000	374	64,574,107.72	18.94	96.10	701
3.000	664	117,803,175.18	34.56	86.24	643
Total	1,801	340,896,629.16	100.00	86.77	643

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
1.000	1,638	313,910,318.01	92.08	86.29	643
1.500	159	26,221,091.34	7.69	92.54	636
2.000	4	765,219.81	0.22	87.27	697
Total	1,801	340,896,629.16	100.00	86.77	643

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
1/29 6 MO LIBOR	1	175,032.34	0.04	80.00	612
2/28 6 MO LIBOR	1,599	306,477,027.31	62.90	86.68	642
2/28 6 MO LIBOR IO	8	2,277,250.00	0.47	79.43	712
3/27 6 MO LIBOR	157	25,283,018.33	5.19	90.26	643
3/27 6 MO LIBOR IO	3	949,250.00	0.19	81.51	718
5/25 6 MO LIBOR	33	5,735,051.18	1.18	80.71	655
Balloon 15/30 2nd	163	8,578,177.40	1.76	99.86	669
Fixed Rate	395	78,988,136.29	16.21	80.62	668
Fixed Rate 2nd	1,472	53,718,139.97	11.03	99.09	638
Fixed Rate 5Yr IO	18	5,057,880.00	1.04	79.37	692
Total	3,849	487,238,962.82	100.00	87.29	647

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
Current	3,819	483,228,510.95	99.18	87.28	647
Delq: 30 Days	30	4,010,451.87	0.82	88.46	640
Total	3,849	487,238,962.82	100.00	87.29	647

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
0	3,820	478,954,582.82	98.30	87.42	646
24	8	2,277,250.00	0.47	79.43	712
36	2	640,500.00	0.13	75.00	746
60	19	5,366,630.00	1.10	80.27	690
Total	3,849	487,238,962.82	100.00	87.29	647

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
0	759	96,283,839.78	19.76	86.12	662
6	7	1,227,516.72	0.25	92.23	662
12	137	13,317,943.75	2.73	89.29	640
18	1	403,790.20	0.08	100.00	655
24	2,258	278,270,562.94	57.11	88.49	639
30	5	890,448.82	0.18	82.58	617
36	626	84,288,878.07	17.30	85.62	654
48	1	119,309.65	0.02	100.00	605
60	55	12,436,672.89	2.55	77.87	685
Total	3,849	487,238,962.82	100.00	87.29	647

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
1 MO INT	3	561,996.40	0.12	80.00	684
1% AMT PREPAID > 20% OPB	5	890,448.82	0.18	82.58	617
1% OPB	56	6,014,238.13	1.23	86.79	612
1% UPB	65	8,679,195.56	1.78	91.46	658
2 MO INT AMT PREPAID > 33% OPB	6	1,213,775.28	0.25	89.61	667
2% UPB	52	8,820,956.41	1.81	93.82	660
3 MO INT	7	1,737,889.75	0.36	91.67	670
3% UPB	6	521,582.19	0.11	88.27	631
3/2/1 UPB	5	958,038.42	0.20	98.55	684
5% AMT PREPAID > 20% OPB	2	239,746.71	0.05	83.68	676
5% UPB	19	1,966,073.51	0.40	95.84	661
5/4 UPB	77	9,214,053.85	1.89	83.46	629
5/4/3 UPB	33	3,193,840.63	0.66	85.59	644
5/4/3/2/1 UPB	1	66,233.13	0.01	100.00	646
6 MO INT AMT PREPAID > 20% OPB	2,753	346,877,054.25	71.19	87.38	644
NO PENALTY	759	96,283,839.78	19.76	86.12	662
Total	3,849	487,238,962.82	100.00	87.29	647

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	Weighted Average LTV	Weighted Average FICO
First Lien	2,214	424,942,645.45	87.21	85.54	648
Second Lien	1,635	62,296,317.37	12.79	99.20	642
Total	3,849	487,238,962.82	100.00	87.29	647

Soundview 2004-1 ARM Loans
08/01/04 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	1,801		
Total Outstanding Principal Balance:	340,896,629		
Average Outstanding Principal Balance (Fir:	$189,281.86	$412.73	$633,607.44
Average Outstanding Principal Balance (Sec	$0.00	$0.00	$0.00
Weighted Average Current Loan Rate:	6.910 %	4.500	10.865 %
Arm Characteristics:			
Weighted Average Gross Margin:	5.951 %	2.250	11.140 %
Weighted Average Maximum Loan Rate:	13.152 %	10.010	17.250 %
Weighted Average Minimum Loan Rate:	6.541 %	2.250	11.140 %
Weighted Average Initial Periodic Rate Cap:	1.914 %	1.000	3.000 %
Weighted Average Periodic Rate Cap:	1.041 %	1.000	2.000 %
Weighted Average Months To Roll:	19 months	2	58 months
Weighted Average Original Term:	360 months	180	360 months
Weighted Average Loan Age:	6 months	2	16 months
Weighted Average Remaining Term:	353 months	175	358 months
Weighted Average Original Ltv:	86.77 %	16.67	100.00 %
Weighted Average Credit Score:	643	500	819
First Pay Date:		May 01, 2003	Jul 01, 2004
Maturity Date:		Mar 16, 2019	Jun 01, 2034

Top Lien Position Concentrations ($):	100.00 % First Lien
Top Balloon Flag Concentrations ($):	99.15 % Fully Amortizing, 0.85 % Interest Only
Top Property State Concentrations ($):	48.61 % California, 6.02 % Colorado, 4.65 % Illinois
Maximum Zip Code Concentration ($):	0.63 % 94585 (Napa, CA)

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
RESMAE	616	135,547,745.27	39.76
FINANCE AMERICA	536	105,079,123.71	30.82
CIT	410	55,098,958.85	16.16
ACCREDITED	147	22,971,600.99	6.74
IMPAC	92	22,199,200.34	6.51
Total	1,801	340,896,629.16	100.00

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
ARM	1,801	340,896,629.16	100.00
Total	1,801	340,896,629.16	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	321	22,813,497.03	6.69
100,001 - 125,000	180	20,448,682.51	6.00
125,001 - 150,000	185	25,548,978.23	7.49
150,001 - 175,000	227	36,973,767.49	10.85
175,001 - 200,000	202	37,692,900.34	11.06
200,001 - 225,000	159	33,838,284.99	9.93
225,001 - 250,000	126	30,030,202.44	8.81
250,001 - 275,000	93	24,348,958.56	7.14
275,001 - 300,000	84	23,980,196.15	7.03
300,001 - 350,000	101	32,640,910.85	9.58
350,001 - 400,000	57	21,272,012.74	6.24
400,001 - 450,000	27	11,456,187.01	3.36
450,001 - 500,000	22	10,598,864.46	3.11
500,001 - 600,000	16	8,619,578.92	2.53
600,001 - 633,607	1	633,607.44	0.19
Total	1,801	340,896,629.16	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	3	268,951.64	0.08
240	1	83,451.76	0.02
300	1	77,840.08	0.02
360	1,796	340,466,385.68	99.87
Total	1,801	340,896,629.16	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2 - 2	50	12,938,607.20	3.80
3 - 3	37	8,289,200.56	2.43
4 - 4	259	49,493,138.09	14.52
5 - 5	623	99,372,128.71	29.15
6 - 6	33	7,518,532.14	2.21
7 - 7	223	40,356,797.20	11.84
8 - 8	235	50,715,049.56	14.88
9 - 9	262	55,827,056.39	16.38
10 - 10	67	13,550,201.08	3.97
11 - 11	4	964,327.70	0.28
12 - 12	1	223,920.71	0.07
> 12	7	1,647,669.82	0.48
Total	1,801	340,896,629.16	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
175 - 177	3	268,951.64	0.08
235 - 237	1	83,451.76	0.02
295 - 297	1	77,840.08	0.02
343 - 345	3	621,007.73	0.18
346 - 348	5	1,250,582.80	0.37
349 - 350	71	14,514,528.78	4.26
351 - 351	262	55,827,056.39	16.38
352 - 352	235	50,715,049.56	14.88
353 - 353	223	40,356,797.20	11.84
354 - 354	33	7,518,532.14	2.21
355 - 355	618	98,941,885.23	29.02
356 - 356	259	49,493,138.09	14.52
357 - 357	37	8,289,200.56	2.43
358 - 358	50	12,938,607.20	3.80
Total	1,801	340,896,629.16	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,412	263,668,257.53	77.35
Planned Unit Development	178	36,610,488.45	10.74
Condominium	125	22,690,928.53	6.66
Two-to-Four Family	82	17,387,250.68	5.10
Manufactured Housing	4	539,703.97	0.16
Total	1,801	340,896,629.16	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,658	320,084,587.70	93.89
Investor	141	20,609,985.44	6.05
Second Home	2	202,056.02	0.06
Total	1,801	340,896,629.16	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	745	148,758,376.93	43.64
Purchase	772	145,642,727.27	42.72
Rate/Term Refinance	181	33,508,007.80	9.83
Home Improvement	100	12,545,906.62	3.68
Debt Consolidation	3	441,610.54	0.13
Total	1,801	340,896,629.16	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	22	2,129,672.46	0.62
50.01 - 55.00	9	1,204,841.64	0.35
55.01 - 60.00	18	3,617,796.87	1.06
60.01 - 65.00	35	6,638,752.68	1.95
65.01 - 70.00	50	9,154,547.83	2.69
70.01 - 75.00	119	21,149,615.35	6.20
75.01 - 80.00	467	89,413,904.71	26.23
80.01 - 85.00	172	32,059,662.02	9.40
85.01 - 90.00	250	53,297,534.89	15.63
90.01 - 95.00	180	38,271,138.08	11.23
95.01 - 100.00	479	83,959,162.63	24.63
Total	1,801	340,896,629.16	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	13	1,441,786.05	0.42
Arizona	65	11,233,952.01	3.30
Arkansas	4	379,796.94	0.11
California	699	165,725,836.39	48.61
Colorado	102	20,517,220.63	6.02
Connecticut	10	1,702,006.95	0.50
Delaware	2	364,141.64	0.11
District of Columbia	2	398,027.65	0.12
Florida	68	8,214,206.47	2.41
Georgia	20	2,851,144.78	0.84
Hawaii	3	761,731.57	0.22
Idaho	6	776,579.92	0.23
Illinois	86	15,855,230.23	4.65
Indiana	38	3,689,863.82	1.08
Iowa	1	187,675.97	0.06
Kansas	5	885,863.32	0.26
Kentucky	20	2,206,538.60	0.65
Louisiana	5	832,190.59	0.24
Maryland	29	5,985,570.23	1.76
Massachusetts	8	1,930,498.33	0.57
Michigan	52	6,714,858.33	1.97
Minnesota	14	2,477,137.20	0.73
Mississippi	4	293,915.16	0.09
Missouri	17	2,385,481.43	0.70
Montana	4	487,263.21	0.14
Nebraska	1	38,115.57	0.01
Nevada	43	7,911,912.80	2.32
New Jersey	46	9,029,779.08	2.65
New Mexico	2	207,269.51	0.06
New York	45	12,416,117.71	3.64
North Carolina	18	2,405,997.93	0.71
Ohio	54	5,922,797.90	1.74
Oklahoma	5	479,585.26	0.14
Oregon	16	2,331,785.51	0.68
Pennsylvania	67	6,705,891.00	1.97
Rhode Island	2	318,558.47	0.09
South Carolina	4	503,480.33	0.15
Tennessee	9	1,652,790.47	0.48
Texas	102	14,505,857.25	4.26
Utah	55	8,712,346.48	2.56
Virginia	20	4,383,675.72	1.29
Washington	22	3,628,721.72	1.06
West Virginia	8	834,786.93	0.24
Wisconsin	5	608,642.10	0.18
Total	1,801	340,896,629.16	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	713	148,566,582.73	43.58
Full Documentation	823	147,300,144.33	43.21
No Documentation	149	23,888,114.04	7.01
Streamline Documentation	93	14,643,376.18	4.30
Limited Documentation	14	3,622,659.32	1.06
Alternative Documentation	8	2,582,152.56	0.76
No Ratio	1	293,600.00	0.09
Total	1,801	340,896,629.16	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	2	146,584.21	0.04
476 - 500	4	622,136.88	0.18
501 - 525	61	13,161,622.31	3.86
526 - 550	89	15,013,985.69	4.40
551 - 575	148	25,911,094.01	7.60
576 - 600	179	32,595,499.95	9.56
601 - 625	234	44,462,876.99	13.04
626 - 650	261	49,473,451.94	14.51
651 - 675	291	54,962,613.12	16.12
676 - 700	217	42,812,144.74	12.56
701 - 725	143	26,862,650.46	7.88
726 - 750	93	18,761,039.27	5.50
751 - 775	55	10,895,758.99	3.20
776 - 800	20	4,420,796.86	1.30
801 - 819	4	794,373.74	0.23
Total	1,801	340,896,629.16	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.500 - 5.000	28	6,455,526.21	1.89
5.001 - 6.000	231	46,498,604.07	13.64
6.001 - 7.000	753	151,244,720.19	44.37
7.001 - 8.000	622	111,246,417.20	32.63
8.001 - 9.000	144	23,429,388.43	6.87
9.001 - 10.000	19	1,772,422.55	0.52
10.001 - 10.865	4	249,550.51	0.07
Total	1,801	340,896,629.16	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.010 - 11.000	17	4,463,896.23	1.31
11.001 - 12.000	157	32,280,398.70	9.47
12.001 - 13.000	665	135,087,600.22	39.63
13.001 - 14.000	639	119,017,923.21	34.91
14.001 - 15.000	247	40,831,425.21	11.98
15.001 - 16.000	65	8,457,876.31	2.48
16.001 - 17.000	9	615,688.35	0.18
17.001 - 17.250	2	141,820.93	0.04
Total	1,801	340,896,629.16	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 3.000	1	279,261.18	0.08
3.001 - 4.000	16	4,671,257.72	1.37
4.001 - 5.000	366	63,671,590.05	18.68
5.001 - 6.000	216	38,654,208.42	11.34
6.001 - 7.000	559	117,103,000.97	34.35
7.001 - 8.000	491	92,188,562.43	27.04
8.001 - 9.000	130	22,548,314.20	6.61
9.001 - 10.000	18	1,569,526.60	0.46
10.001 - 11.000	3	179,464.78	0.05
11.001 - 11.140	1	31,442.81	0.01
Total	1,801	340,896,629.16	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 3.000	3	594,548.60	0.17
3.001 - 4.000	57	14,486,636.06	4.25
4.001 - 5.000	379	66,348,838.49	19.46
5.001 - 6.000	290	55,035,056.29	16.14
6.001 - 7.000	883	178,433,323.44	52.34
7.001 - 8.000	143	20,145,808.04	5.91
8.001 - 9.000	39	5,398,757.71	1.58
9.001 - 10.000	6	422,217.72	0.12
11.001 - 11.140	1	31,442.81	0.01
Total	1,801	340,896,629.16	100.00

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/01/04 - 10/31/04	1	142,905.81	0.04
01/01/05 - 01/31/05	1	175,032.34	0.05
04/01/05 - 04/30/05	2	425,201.46	0.12
06/01/05 - 06/30/05	1	230,596.47	0.07
07/01/05 - 07/31/05	2	698,928.19	0.21
09/01/05 - 09/30/05	2	767,938.08	0.23
10/01/05 - 10/31/05	63	13,173,766.08	3.86
11/01/05 - 11/30/05	240	52,307,102.00	15.34
12/01/05 - 12/31/05	206	46,092,605.86	13.52
01/01/06 - 01/31/06	155	28,939,585.94	8.49
02/01/06 - 02/28/06	37	7,918,455.53	2.32
03/01/06 - 03/31/06	566	91,333,880.88	26.79
04/01/06 - 04/30/06	254	48,100,886.98	14.11
05/01/06 - 05/31/06	37	8,176,256.83	2.40
06/01/06 - 06/30/06	42	10,641,973.47	3.12
07/01/06 - 07/31/06	1	97,137.43	0.03
08/01/06 - 08/31/06	1	223,920.71	0.07
09/01/06 - 09/30/06	2	196,389.62	0.06
10/01/06 - 10/31/06	3	233,529.19	0.07
11/01/06 - 11/30/06	22	3,519,954.39	1.03
12/01/06 - 12/31/06	31	4,905,859.53	1.44
01/01/07 - 01/31/07	66	10,862,963.17	3.19
02/01/07 - 02/28/07	3	314,041.19	0.09
03/01/07 - 03/31/07	15	1,861,506.37	0.55
04/01/07 - 04/30/07	7	1,575,240.72	0.46
05/01/07 - 05/31/07	1	308,750.00	0.09
06/01/07 - 06/30/07	7	1,937,169.74	0.57
12/01/08 - 12/31/08	1	340,763.50	0.10
01/01/09 - 01/31/09	1	46,191.90	0.01
03/01/09 - 03/31/09	30	4,988,631.79	1.46
06/01/09 - 06/30/09	1	359,463.99	0.11
Total	1,801	340,896,629.16	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	616	135,547,745.27	39.76
1.500	147	22,971,600.99	6.74
2.000	374	64,574,107.72	18.94
3.000	664	117,803,175.18	34.56
Total	1,801	340,896,629.16	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1,638	313,910,318.01	92.08
1.500	159	26,221,091.34	7.69
2.000	4	765,219.81	0.22
Total	1,801	340,896,629.16	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1/29 6 MO LIBOR	1	175,032.34	0.05
2/28 6 MO LIBOR	1,599	306,477,027.31	89.90
2/28 6 MO LIBOR IO	8	2,277,250.00	0.67
3/27 6 MO LIBOR	157	25,283,018.33	7.42
3/27 6 MO LIBOR IO	3	949,250.00	0.28
5/25 6 MO LIBOR	33	5,735,051.18	1.68
Total	1,801	340,896,629.16	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,785	337,927,342.57	99.13
Delq: 30 Days	16	2,969,286.59	0.87
Total	1,801	340,896,629.16	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,790	337,670,129.16	99.05
24	8	2,277,250.00	0.67
36	2	640,500.00	0.19
60	1	308,750.00	0.09
Total	1,801	340,896,629.16	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	353	66,286,118.86	19.44
6	7	1,227,516.72	0.36
12	35	7,787,546.18	2.28
24	1,172	230,431,629.07	67.60
30	5	890,448.82	0.26
36	222	33,173,548.25	9.73
48	1	119,309.65	0.03
60	6	980,511.61	0.29
Total	1,801	340,896,629.16	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 MO INT	3	561,996.40	0.16
1% AMT PREPAID > 20% OPB	5	890,448.82	0.26
1% OPB	52	5,629,687.84	1.65
1% UPB	55	7,273,609.40	2.13
2 MO INT AMT PREPAID > 33% OPB	5	1,070,271.39	0.31
2% UPB	48	8,377,528.68	2.46
3 MO INT	7	1,737,889.75	0.51
3% UPB	6	521,582.19	0.15
3/2/1 UPB	5	958,038.42	0.28
5% UPB	15	1,618,965.25	0.47
5/4 UPB	77	9,214,053.85	2.70
5/4/3 UPB	32	3,119,286.27	0.92
6 MO INT AMT PREPAID > 20% OPB	1,138	233,637,152.04	68.54
NO PENALTY	353	66,286,118.86	19.44
Total	1,801	340,896,629.16	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,801	340,896,629.16	100.00
Total	1,801	340,896,629.16	100.00

Soundview 2004-1 CIT Loans
08/01/04 SCHEDULED BALANCES

Number Of Loans:	410		
Total Outstanding Principal Balance:	55,098,959		
		Minimum	**Maximum**
Average Outstanding Principal Balance (Fir:	$134,387.70	$412.73	$535,759.13
Average Outstanding Principal Balance (Sec	$0.00	$0.00	$0.00
Weighted Average Current Loan Rate:	6.543 %	4.650	10.450 %
Arm Characteristics:			
Weighted Average Gross Margin:	6.213 %	3.990	11.140 %
Weighted Average Maximum Loan Rate:	12.519 %	10.010	16.450 %
Weighted Average Minimum Loan Rate:	6.214 %	3.990	11.140 %
Weighted Average Initial Periodic Rate Cap:	2.906 %	2.000	3.000 %
Weighted Average Periodic Rate Cap:	1.000 %	1.000	1.000 %
Weighted Average Months To Roll:	22 months	16	55 months
Weighted Average Original Term:	359 months	180	360 months
Weighted Average Loan Age:	5 months	4	8 months
Weighted Average Remaining Term:	354 months	175	356 months
Weighted Average Original Ltv:	81.38 %	16.67	100.00 %
Weighted Average Credit Score:	631	530	807
First Pay Date:		Jan 29, 2004	May 05, 2004
Maturity Date:		Mar 16, 2019	Apr 05, 2034

Top Lien Position Concentrations ($):	100.00 % First Lien
Top Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	20.87 % California, 11.84 % Texas, 8.26 % Ohio
Maximum Zip Code Concentration ($):	1.59 % 90631 (La Habra, CA)

Originator:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
CIT	410	55,098,958.85	100.00
Total	410	55,098,958.85	100.00

Fixed / ARM:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
ARM	410	55,098,958.85	100.00
Total	410	55,098,958.85	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	190	12,656,919.77	22.97
100,001 - 125,000	50	5,660,304.31	10.27
125,001 - 150,000	36	5,005,447.09	9.08
150,001 - 175,000	43	7,031,408.54	12.76
175,001 - 200,000	27	5,007,156.15	9.09
200,001 - 225,000	14	2,968,623.20	5.39
225,001 - 250,000	12	2,849,832.44	5.17
250,001 - 275,000	3	775,089.40	1.41
275,001 - 300,000	9	2,545,311.74	4.62
300,001 - 350,000	6	1,934,494.88	3.51
350,001 - 400,000	8	2,988,594.50	5.42
400,001 - 450,000	4	1,726,954.71	3.13
450,001 - 500,000	6	2,902,940.34	5.27
500,001 - 535,759	2	1,045,881.78	1.90
Total	410	55,098,958.85	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	3	268,951.64	0.49
240	1	83,451.76	0.15
300	1	77,840.08	0.14
360	405	54,668,715.37	99.22
Total	410	55,098,958.85	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4 - 4	7	1,884,290.61	3.42
5 - 5	362	47,321,181.21	85.88
6 - 6	2	411,810.02	0.75
7 - 7	38	5,334,076.88	9.68
8 - 8	1	147,600.13	0.27
Total	410	55,098,958.85	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
175 - 177	3	268,951.64	0.49
235 - 237	1	83,451.76	0.15
295 - 297	1	77,840.08	0.14
352 - 352	1	147,600.13	0.27
353 - 353	38	5,334,076.88	9.68
354 - 354	2	411,810.02	0.75
355 - 355	357	46,890,937.73	85.10
356 - 356	7	1,884,290.61	3.42
Total	410	55,098,958.85	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	319	39,962,958.92	72.53
Two-to-Four Family	43	7,152,679.57	12.98
Planned Unit Development	31	5,866,891.65	10.65
Condominium	16	2,015,841.38	3.66
Manufactured Housing	1	100,587.33	0.18
Total	410	55,098,958.85	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	306	40,499,988.70	73.50
Investor	104	14,598,970.15	26.50
Total	410	55,098,958.85	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	161	21,812,881.62	39.59
Home Improvement	100	12,545,906.62	22.77
Purchase	95	12,097,301.08	21.96
Rate/Term Refinance	51	8,201,258.99	14.88
Debt Consolidation	3	441,610.54	0.80
Total	410	55,098,958.85	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	10	559,865.90	1.02
50.01 - 55.00	1	97,007.68	0.18
55.01 - 60.00	3	460,672.40	0.84
60.01 - 65.00	7	864,704.57	1.57
65.01 - 70.00	14	1,444,747.75	2.62
70.01 - 75.00	51	6,671,297.59	12.11
75.01 - 80.00	151	21,830,681.39	39.62
80.01 - 85.00	77	10,587,636.73	19.22
85.01 - 90.00	66	8,573,979.63	15.56
90.01 - 95.00	22	3,155,517.15	5.73
95.01 - 100.00	8	852,848.06	1.55
Total	410	55,098,958.85	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	8	1,394,360.26	2.53
California	43	11,500,803.96	20.87
Colorado	8	1,283,701.10	2.33
Florida	13	1,046,575.40	1.90
Georgia	12	1,667,700.69	3.03
Idaho	2	341,653.40	0.62
Illinois	9	955,091.19	1.73
Indiana	21	1,487,391.77	2.70
Kansas	2	106,994.10	0.19
Kentucky	9	1,043,016.69	1.89
Louisiana	2	254,556.74	0.46
Maryland	4	478,039.66	0.87
Michigan	21	2,532,899.32	4.60
Minnesota	4	657,606.84	1.19
Missouri	9	1,349,914.74	2.45
Nebraska	1	38,115.57	0.07
Nevada	15	2,251,943.97	4.09
New Jersey	23	3,717,715.46	6.75
North Carolina	12	1,523,739.15	2.77
Ohio	45	4,553,213.68	8.26
Oklahoma	4	280,266.59	0.51
Oregon	3	327,844.18	0.60
Pennsylvania	47	3,768,843.42	6.84
South Carolina	1	160,796.86	0.29
Tennessee	6	979,865.28	1.78
Texas	48	6,522,800.43	11.84
Utah	6	489,604.33	0.89
Virginia	8	976,232.87	1.77
Washington	17	2,635,847.76	4.78
West Virginia	6	721,017.98	1.31
Wisconsin	1	50,805.46	0.09
Total	410	55,098,958.85	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	258	30,463,627.02	55.29
No Documentation	146	23,012,162.66	41.77
Limited Documentation	6	1,623,169.17	2.95
Total	410	55,098,958.85	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	2	146,584.21	0.27
526 - 550	20	1,433,188.19	2.60
551 - 575	58	6,101,392.93	11.07
576 - 600	75	9,412,767.49	17.08
601 - 625	68	9,836,534.20	17.85
626 - 650	64	9,533,020.61	17.30
651 - 675	55	8,171,617.03	14.83
676 - 700	32	5,282,684.08	9.59
701 - 725	23	2,980,277.97	5.41
726 - 750	5	1,066,783.49	1.94
751 - 775	6	755,345.87	1.37
776 - 800	1	318,124.71	0.58
801 - 807	1	60,638.07	0.11
Total	410	55,098,958.85	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.650 - 5.000	9	2,385,823.69	4.33
5.001 - 6.000	73	12,947,377.02	23.50
6.001 - 7.000	197	26,952,855.69	48.92
7.001 - 8.000	101	10,468,489.39	19.00
8.001 - 9.000	24	1,810,478.98	3.29
9.001 - 10.000	5	463,848.35	0.84
10.001 - 10.450	1	70,085.73	0.13
Total	410	55,098,958.85	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.010 - 11.000	12	3,162,862.04	5.74
11.001 - 12.000	71	11,872,356.45	21.55
12.001 - 13.000	198	27,653,323.09	50.19
13.001 - 14.000	101	10,207,545.46	18.53
14.001 - 15.000	22	1,668,937.73	3.03
15.001 - 16.000	5	463,848.35	0.84
16.001 - 16.450	1	70,085.73	0.13
Total	410	55,098,958.85	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.990 - 4.000	1	206,890.92	0.38
4.001 - 5.000	26	4,507,116.94	8.18
5.001 - 6.000	141	20,497,973.60	37.20
6.001 - 7.000	151	20,960,099.16	38.04
7.001 - 8.000	66	6,652,251.90	12.07
8.001 - 9.000	19	1,918,565.22	3.48
9.001 - 10.000	5	324,618.30	0.59
11.001 - 11.140	1	31,442.81	0.06
Total	410	55,098,958.85	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.990 - 4.000	1	206,890.92	0.38
4.001 - 5.000	26	4,507,116.94	8.18
5.001 - 6.000	141	20,497,973.60	37.20
6.001 - 7.000	151	20,960,099.16	38.04
7.001 - 8.000	66	6,652,251.90	12.07
8.001 - 9.000	19	1,918,565.22	3.48
9.001 - 10.000	5	324,618.30	0.59
11.001 - 11.140	1	31,442.81	0.06
Total	410	55,098,958.85	100.00

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12/01/05 - 12/31/05	3	431,015.96	0.78
01/01/06 - 01/31/06	33	4,325,426.43	7.85
02/01/06 - 02/28/06	7	981,109.69	1.78
03/01/06 - 03/31/06	309	40,303,507.35	73.15
04/01/06 - 04/30/06	8	2,015,775.95	3.66
01/01/07 - 01/31/07	4	629,434.70	1.14
02/01/07 - 02/28/07	2	144,664.91	0.26
03/01/07 - 03/31/07	12	1,261,701.62	2.29
04/01/07 - 04/30/07	1	51,504.27	0.09
12/01/08 - 12/31/08	1	340,763.50	0.62
01/01/09 - 01/31/09	1	46,191.90	0.08
03/01/09 - 03/31/09	29	4,567,862.57	8.29
Total	410	55,098,958.85	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	33	5,177,119.57	9.40
3.000	377	49,921,839.28	90.60
Total	410	55,098,958.85	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	410	55,098,958.85	100.00
Total	410	55,098,958.85	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 MO LIBOR	360	48,056,835.38	87.22
3/27 6 MO LIBOR	19	2,087,305.50	3.79
5/25 6 MO LIBOR	31	4,954,817.97	8.99
Total	410	55,098,958.85	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	406	54,800,719.41	99.46
Delq: 30 Days	4	298,239.44	0.54
Total	410	55,098,958.85	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	410	55,098,958.85	100.00
Total	410	55,098,958.85	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	123	16,692,390.70	30.30
6	4	448,647.50	0.81
12	3	651,105.96	1.18
24	183	24,994,261.63	45.36
30	5	890,448.82	1.62
36	92	11,422,104.24	20.73
Total	410	55,098,958.85	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 MO INT	3	561,996.40	1.02
1% AMT PREPAID > 20% OPB	5	890,448.82	1.62
1% OPB	45	4,553,213.68	8.26
1% UPB	22	2,696,271.98	4.89
2% UPB	18	2,168,739.19	3.94
3% UPB	6	521,582.19	0.95
5% UPB	3	259,637.07	0.47
5/4 UPB	77	9,214,053.85	16.72
5/4/3 UPB	25	2,247,737.26	4.08
6 MO INT AMT PREPAID > 20% OPB	83	15,292,887.71	27.76
NO PENALTY	123	16,692,390.70	30.30
Total	410	55,098,958.85	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	410	55,098,958.85	100.00
Total	410	55,098,958.85	100.00

Soundview 2004-1 FINANCE AMERICA Loans
08/01/04 SCHEDULED BALANCES

Number Of Loans:	636		
Total Outstanding Principal Balance:	123,688,805		
		Minimum	**Maximum**
Average Outstanding Principal Balance (Fir	$195,444.03	$37,643.85	$633,607.44
Average Outstanding Principal Balance (Sec	$42,044.43	$28,542.29	$63,367.28
Weighted Average Current Loan Rate:	6.682 %	4.990	10.865 %
Arm Characteristics:			
Weighted Average Gross Margin:	5.334 %	2.750	7.000 %
Weighted Average Maximum Loan Rate:	13.174 %	10.990	16.865 %
Weighted Average Minimum Loan Rate:	5.747 %	4.990	10.865 %
Weighted Average Initial Periodic Rate Cap:	2.447 %	2.000	3.000 %
Weighted Average Periodic Rate Cap:	1.000 %	1.000	1.000 %
Weighted Average Months To Roll:	20 months	14	55 months
Weighted Average Original Term:	359 months	180	360 months
Weighted Average Loan Age:	5 months	3	10 months
Weighted Average Remaining Term:	354 months	174	357 months
Weighted Average Original Ltv:	95.78 %	20.00	100.00 %
Weighted Average Credit Score:	689	602	819
First Pay Date:		Nov 01, 2003	Jun 01, 2004
Maturity Date:		Feb 01, 2019	May 01, 2034

Top Lien Position Concentrations ($):	99.86 % First Lien, 0.14 % Second Lien
Top Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	26.40 % California, 9.14 % Illinois, 9.01 % Arizona
Maximum Zip Code Concentration ($):	0.83 % 60634 (Chicago, IL)

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
FINANCE AMERICA	636	123,688,804.54	100.00
Total	636	123,688,804.54	100.00

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
ARM	536	105,079,123.71	84.95
Fixed Rate	100	18,609,680.83	15.05
Total	636	123,688,804.54	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	93	6,989,362.25	5.65
100,001 - 125,000	79	8,960,659.83	7.24
125,001 - 150,000	78	10,692,025.60	8.64
150,001 - 175,000	88	14,286,665.71	11.55
175,001 - 200,000	59	11,035,410.10	8.92
200,001 - 225,000	51	10,897,582.86	8.81
225,001 - 250,000	45	10,713,778.33	8.66
250,001 - 275,000	34	8,901,645.95	7.20
275,001 - 300,000	30	8,615,298.34	6.97
300,001 - 350,000	28	9,076,113.62	7.34
350,001 - 400,000	15	5,740,793.70	4.64
400,001 - 450,000	15	6,436,096.64	5.20
450,001 - 500,000	5	2,424,474.50	1.96
500,001 - 600,000	14	7,682,608.37	6.21
600,001 - 633,607	2	1,236,288.74	1.00
Total	636	123,688,804.54	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	7	930,442.56	0.75
240	3	139,635.42	0.11
360	626	122,618,726.56	99.13
Total	636	123,688,804.54	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3 - 3	5	1,251,151.62	1.01
4 - 4	290	55,008,045.87	44.47
5 - 5	308	60,536,243.67	48.94
6 - 6	32	6,757,897.57	5.46
10 - 10	1	135,465.81	0.11
Total	636	123,688,804.54	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
174 - 174	1	92,682.49	0.07
175 - 177	6	837,760.07	0.68
232 - 234	1	63,367.28	0.05
235 - 237	2	76,268.14	0.06
349 - 350	1	135,465.81	0.11
354 - 354	30	6,601,847.80	5.34
355 - 355	301	59,684,661.18	48.25
356 - 356	289	54,945,600.15	44.42
357 - 357	5	1,251,151.62	1.01
Total	636	123,688,804.54	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	474	91,286,665.48	73.80
Planned Unit Development	104	21,117,190.02	17.07
Condominium	55	10,174,577.63	8.23
Two-to-Four Family	3	1,110,371.41	0.90
Total	636	123,688,804.54	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	636	123,688,804.54	100.00
Total	636	123,688,804.54	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	397	73,888,752.35	59.74
Cash Out Refinance	157	34,261,992.95	27.70
Rate/Term Refinance	82	15,538,059.24	12.56
Total	636	123,688,804.54	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	3	312,819.03	0.25
50.01 - 55.00	1	54,710.14	0.04
55.01 - 60.00	1	130,260.37	0.11
60.01 - 65.00	7	1,422,979.64	1.15
65.01 - 70.00	1	109,412.99	0.09
70.01 - 75.00	5	466,152.05	0.38
75.01 - 80.00	18	3,849,387.60	3.11
80.01 - 85.00	17	3,685,518.90	2.98
85.01 - 90.00	56	14,062,590.14	11.37
90.01 - 95.00	115	24,838,186.80	20.08
95.01 - 100.00	412	74,756,786.88	60.44
Total	636	123,688,804.54	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	6	600,003.57	0.49
Arizona	64	11,141,704.96	9.01
Arkansas	2	283,187.12	0.23
California	124	32,653,960.64	26.40
Colorado	32	7,238,493.53	5.85
Connecticut	8	1,401,638.07	1.13
Delaware	1	146,742.35	0.12
District of Columbia	3	541,531.54	0.44
Florida	44	5,790,262.38	4.68
Georgia	6	938,369.71	0.76
Hawaii	9	2,878,240.70	2.33
Idaho	4	434,926.52	0.35
Illinois	58	11,299,198.19	9.14
Indiana	7	879,478.19	0.71
Iowa	2	278,347.33	0.23
Kansas	3	778,869.22	0.63
Kentucky	7	771,091.53	0.62
Louisiana	3	455,137.04	0.37
Maryland	21	4,635,135.03	3.75
Massachusetts	7	1,737,889.75	1.41
Michigan	28	3,804,667.77	3.08
Minnesota	8	1,447,221.48	1.17
Mississippi	1	74,706.17	0.06
Missouri	5	555,228.48	0.45
Montana	4	524,863.91	0.42
Nevada	28	5,862,539.88	4.74
New Jersey	16	3,977,694.48	3.22
New Mexico	2	207,269.51	0.17
New York	8	3,142,175.31	2.54
North Carolina	2	381,586.09	0.31
Ohio	4	454,654.40	0.37
Oklahoma	2	365,266.88	0.30
Oregon	17	3,208,743.42	2.59
Pennsylvania	14	2,436,337.70	1.97
Rhode Island	1	139,097.61	0.11
South Carolina	2	221,625.01	0.18
Tennessee	3	448,331.22	0.36
Texas	55	7,337,047.22	5.93
Utah	7	988,892.59	0.80
Virginia	9	1,962,804.71	1.59
Washington	6	1,017,957.77	0.82
West Virginia	2	113,768.95	0.09
Wisconsin	1	132,116.61	0.11
Total	636	123,688,804.54	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	373	72,183,320.11	58.36
Full Documentation	146	31,900,984.62	25.79
Streamline Documentation	108	16,497,885.68	13.34
Alternative Documentation	9	3,106,614.13	2.51
Total	636	123,688,804.54	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
602 - 625	35	7,333,340.15	5.93
626 - 650	62	13,197,511.65	10.67
651 - 675	158	30,576,672.73	24.72
676 - 700	154	28,702,902.20	23.21
701 - 725	98	18,457,755.79	14.92
726 - 750	75	14,680,820.69	11.87
751 - 775	39	7,718,539.39	6.24
776 - 800	12	2,287,526.27	1.85
801 - 819	3	733,735.67	0.59
Total	636	123,688,804.54	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	15	2,873,159.59	2.32
5.001 - 6.000	113	22,716,676.66	18.37
6.001 - 7.000	290	63,755,679.35	51.55
7.001 - 8.000	184	30,796,029.68	24.90
8.001 - 9.000	31	3,370,072.15	2.72
9.001 - 10.000	1	63,665.90	0.05
10.001 - 10.865	2	113,521.21	0.09
Total	636	123,688,804.54	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.990 - 11.000	1	104,491.26	0.10
11.001 - 12.000	46	10,560,272.61	10.05
12.001 - 13.000	180	41,261,998.13	39.27
13.001 - 14.000	197	36,397,837.84	34.64
14.001 - 15.000	101	15,664,053.65	14.91
15.001 - 16.000	9	989,160.47	0.94
16.001 - 16.865	2	101,309.75	0.10
Total	536	105,079,123.71	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	337	58,247,191.36	55.43
5.001 - 6.000	32	7,791,604.28	7.41
6.001 - 7.000	102	27,202,829.02	25.89
7.001 - 8.000	57	10,712,570.07	10.19
8.001 - 9.000	7	1,087,285.13	1.03
10.001 - 10.865	1	37,643.85	0.04
Total	536	105,079,123.71	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.750 - 3.000	2	315,287.42	0.30
3.001 - 4.000	37	8,840,351.47	8.41
4.001 - 5.000	336	58,142,700.10	55.33
5.001 - 6.000	46	11,749,969.28	11.18
6.001 - 7.000	115	26,030,815.44	24.77
Total	536	105,079,123.71	100.00

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/01/05 - 10/31/05	1	135,465.81	0.13
02/01/06 - 02/28/06	26	6,076,024.65	5.78
03/01/06 - 03/31/06	254	50,168,407.57	47.74
04/01/06 - 04/30/06	244	45,614,095.57	43.41
05/01/06 - 05/31/06	4	1,026,778.32	0.98
03/01/07 - 03/31/07	2	480,366.56	0.46
04/01/07 - 04/30/07	4	1,157,216.01	1.10
03/01/09 - 03/31/09	1	420,769.22	0.40
Total	536	105,079,123.71	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	336	58,142,700.10	55.33
3.000	200	46,936,423.61	44.67
Total	536	105,079,123.71	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	536	105,079,123.71	100.00
Total	536	105,079,123.71	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 MO LIBOR	529	103,020,771.92	83.29
3/27 6 MO LIBOR	6	1,637,582.57	1.32
5/25 6 MO LIBOR	1	420,769.22	0.34
Fixed Rate	96	18,441,503.12	14.91
Fixed Rate 2nd	4	168,177.71	0.14
Total	636	123,688,804.54	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	631	122,464,000.29	99.01
Delq: 30 Days	5	1,224,804.25	0.99
Total	636	123,688,804.54	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	636	123,688,804.54	100.00
Total	636	123,688,804.54	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	137	28,566,648.86	23.10
6	3	778,869.22	0.63
12	8	2,498,935.00	2.02
24	411	77,061,946.92	62.30
36	77	14,782,404.54	11.95
Total	636	123,688,804.54	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1% UPB	32	4,361,590.52	3.53
2 MO INT AMT PREPAID > 33% OPB	3	541,531.54	0.44
2% UPB	23	4,104,352.28	3.32
3 MO INT	7	1,737,889.75	1.41
3/2/1 UPB	5	958,038.42	0.77
5% UPB	7	771,091.53	0.62
5/4/3 UPB	4	529,843.21	0.43
6 MO INT AMT PREPAID > 20% OPB	418	82,117,818.43	66.39
NO PENALTY	137	28,566,648.86	23.10
Total	636	123,688,804.54	100.00

Lien Position:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
First Lien	632	123,520,626.83	99.86
Second Lien	4	168,177.71	0.14
Total	636	123,688,804.54	100.00

Soundview 2004-1 Fixed Rate Loans
08/01/04 SCHEDULED BALANCES

Number Of Loans:	2,048		
Total Outstanding Principal Balance:	146,342,334		
		Minimum	**Maximum**
Average Outstanding Principal Balance (Fir:	$203,501.25	$39,755.08	$984,564.75
Average Outstanding Principal Balance (Sec	$38,101.72	$3,926.83	$174,753.07
Weighted Average Current Loan Rate:	8.786 %	4.990	14.740 %
Weighted Average Original Term:	293 months	60	360 months
Weighted Average Loan Age:	8 months	2	18 months
Weighted Average Remaining Term:	285 months	49	358 months
Weighted Average Original Ltv:	88.49 %	12.56	109.19 %
Weighted Average Credit Score:	658	500	805
First Pay Date:		Mar 01, 2003	Jul 01, 2004
Maturity Date:		Sep 01, 2008	Jun 01, 2034

Top Lien Position Concentrations ($): 57.43 % First Lien, 42.57 % Second Lien
Top Balloon Flag Concentrations ($): 90.90 % Fully Amortizing, 5.86 % Balloon, 3.24 % Interest Only
Top Property State Concentrations ($): 53.61 % California, 9.27 % New York, 4.93 % Florida
Maximum Zip Code Concentration ($): 0.69 % 95758 (Elk Grove, CA)

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
FREMONT	1,448	52,573,076.07	35.92
RESMAE	289	30,597,014.02	20.91
IMPAC	87	21,319,012.79	14.57
FINANCE AMERICA	100	18,609,680.83	12.72
HOMESTAR	83	18,509,230.39	12.65
ACCREDITED	41	4,734,319.56	3.24
Total	2,048	146,342,333.66	100.00

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	2,048	146,342,333.66	100.00
Total	2,048	146,342,333.66	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	1,684	64,598,643.17	44.14
100,001 - 125,000	80	9,055,995.55	6.19
125,001 - 150,000	45	6,262,247.99	4.28
150,001 - 175,000	48	7,822,973.79	5.35
175,001 - 200,000	38	7,139,616.99	4.88
200,001 - 225,000	30	6,451,246.14	4.41
225,001 - 250,000	20	4,785,052.22	3.27
250,001 - 275,000	21	5,454,606.57	3.73
275,001 - 300,000	13	3,758,721.37	2.57
300,001 - 350,000	20	6,457,386.65	4.41
350,001 - 400,000	13	4,918,689.73	3.36
400,001 - 450,000	13	5,493,629.60	3.75
450,001 - 500,000	5	2,363,278.92	1.61
500,001 - 600,000	10	5,497,262.85	3.76
600,001 - 700,000	3	1,903,498.17	1.30
700,001 - 984,565	5	4,379,483.95	2.99
Total	2,048	146,342,333.66	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	78	581,747.16	0.40
120	331	4,058,413.48	2.77
180	407	19,052,574.45	13.02
240	844	44,147,113.15	30.17
360	388	78,502,485.42	53.64
Total	2,048	146,342,333.66	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2 - 2	46	11,644,314.82	7.96
3 - 3	37	9,278,231.98	6.34
4 - 4	46	8,677,573.58	5.93
5 - 5	51	9,466,700.32	6.47
6 - 6	266	9,679,271.36	6.61
7 - 7	622	24,803,372.54	16.95
8 - 8	553	27,518,382.96	18.80
9 - 9	253	19,290,737.49	13.18
10 - 10	78	5,501,157.64	3.76
11 - 11	8	1,212,081.19	0.83
12 - 12	5	761,279.39	0.52
> 12	83	18,509,230.39	12.65
Total	2,048	146,342,333.66	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49 - 51	10	69,015.69	0.05
52 - 54	68	512,731.47	0.35
109 - 111	36	446,927.89	0.31
112 - 114	295	3,611,485.59	2.47
163 - 165	5	1,496,268.92	1.02
169 - 171	128	6,222,104.42	4.25
172 - 174	260	8,781,917.96	6.00
175 - 177	10	1,847,775.05	1.26
178 - 180	4	704,508.10	0.48
226 - 228	1	47,472.62	0.03
229 - 231	88	5,044,226.83	3.45
232 - 234	752	38,755,099.10	26.48
235 - 237	2	76,268.14	0.05
238 - 240	1	224,046.46	0.15
340 - 342	1	516,052.08	0.35
343 - 345	77	16,496,909.39	11.27
346 - 348	4	713,806.77	0.49
349 - 350	21	3,910,329.23	2.67
351 - 351	56	10,311,372.26	7.05
352 - 352	47	7,731,057.10	5.28
353 - 353	14	1,902,912.49	1.30
354 - 354	5	705,823.15	0.48
355 - 355	44	8,615,117.83	5.89
356 - 356	44	8,506,357.06	5.81
357 - 357	34	8,376,987.80	5.72
358 - 358	41	10,715,760.26	7.32
Total	2,048	146,342,333.66	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,717	115,261,715.00	78.76
Two-to-Four Family	148	15,733,977.31	10.75
Planned Unit Development	47	7,943,469.83	5.43
Condominium	135	7,334,088.30	5.01
Manufactured Housing	1	69,083.22	0.05
Total	2,048	146,342,333.66	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,910	135,528,708.11	92.61
Investor	131	10,754,304.81	7.35
Second Home	7	59,320.74	0.04
Total	2,048	146,342,333.66	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,479	76,149,491.01	52.04
Cash Out Refinance	482	58,327,057.23	39.86
Rate/Term Refinance	82	11,698,377.51	7.99
Home Improvement	5	167,407.91	0.11
Total	2,048	146,342,333.66	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	20	3,401,037.35	2.32
50.01 - 55.00	9	1,855,910.27	1.27
55.01 - 60.00	21	3,534,568.89	2.42
60.01 - 65.00	22	4,537,515.64	3.10
65.01 - 70.00	22	6,203,791.00	4.24
70.01 - 75.00	33	8,299,667.10	5.67
75.01 - 80.00	80	18,619,228.97	12.72
80.01 - 85.00	44	5,041,004.38	3.44
85.01 - 90.00	81	11,774,155.32	8.05
90.01 - 95.00	513	16,151,295.72	11.04
95.01 - 100.00	1,201	66,904,154.59	45.72
100.01 - 105.00	1	12,292.60	0.01
105.01 - 109.19	1	7,711.83	0.01
Total	2,048	146,342,333.66	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	6	537,191.16	0.37
Arizona	65	2,918,952.44	1.99
Arkansas	7	532,554.51	0.36
California	799	78,455,986.81	53.61
Colorado	62	3,889,167.21	2.66
Connecticut	38	1,629,047.00	1.11
District of Columbia	1	143,503.89	0.10
Florida	166	7,218,076.20	4.93
Georgia	42	2,131,653.49	1.46
Hawaii	25	3,371,720.37	2.30
Idaho	7	186,621.99	0.13
Illinois	93	2,981,751.56	2.04
Indiana	11	1,179,253.08	0.81
Iowa	8	286,953.51	0.20
Kansas	3	74,152.32	0.05
Kentucky	1	138,462.78	0.09
Louisiana	2	140,787.49	0.10
Maryland	43	1,328,695.71	0.91
Massachusetts	35	1,478,331.33	1.01
Michigan	28	1,615,189.77	1.10
Minnesota	36	1,064,234.31	0.73
Mississippi	1	59,278.24	0.04
Missouri	13	372,751.59	0.25
Montana	2	173,044.84	0.12
Nebraska	5	130,553.56	0.09
Nevada	28	1,200,454.27	0.82
New Hampshire	5	96,675.19	0.07
New Jersey	45	3,220,041.21	2.20
New Mexico	1	25,754.38	0.02
New York	99	13,560,056.57	9.27
North Carolina	32	724,338.89	0.49
Ohio	30	1,418,931.04	0.97
Oklahoma	11	519,059.79	0.35
Oregon	21	1,774,425.13	1.21
Pennsylvania	20	1,061,780.82	0.73
Rhode Island	7	138,848.97	0.09
South Carolina	4	253,802.77	0.17
Tennessee	24	1,388,596.62	0.95
Texas	79	3,194,101.05	2.18
Utah	39	1,954,333.04	1.34
Vermont	1	23,739.30	0.02
Virginia	44	1,667,720.90	1.14
Washington	44	1,566,216.73	1.07
Wisconsin	11	295,063.94	0.20
Wyoming	4	220,477.89	0.15
Total	2,048	146,342,333.66	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,265	70,429,503.72	48.13
Stated Documentation	657	52,620,153.01	35.96
No Documentation	64	13,517,034.50	9.24
No Income Verification	17	4,666,161.29	3.19
Streamline Documentation	15	1,854,509.50	1.27
No Ratio	5	1,217,139.81	0.83
Alternative Documentation	3	1,007,824.34	0.69
Limited Documentation	3	808,620.89	0.55
Easy Documentation	19	221,386.60	0.15
Total	2,048	146,342,333.66	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
500 - 500	1	94,380.13	0.06
501 - 525	11	1,763,860.16	1.21
526 - 550	17	1,721,989.17	1.18
551 - 575	153	3,021,698.02	2.06
576 - 600	310	12,791,170.44	8.74
601 - 625	343	17,116,132.04	11.70
626 - 650	482	32,284,223.35	22.06
651 - 675	340	28,569,217.37	19.52
676 - 700	188	21,535,191.68	14.72
701 - 725	88	11,289,967.64	7.71
726 - 750	55	7,730,428.29	5.28
751 - 775	42	6,049,187.24	4.13
776 - 800	16	2,214,252.14	1.51
801 - 805	2	160,635.99	0.11
Total	2,048	146,342,333.66	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	2	701,447.04	0.48
5.001 - 6.000	43	11,072,264.98	7.57
6.001 - 7.000	158	38,261,193.95	26.14
7.001 - 8.000	158	27,015,679.35	18.46
8.001 - 9.000	62	7,604,511.00	5.20
9.001 - 10.000	165	9,192,914.96	6.28
10.001 - 11.000	413	19,903,789.20	13.60
11.001 - 12.000	567	16,845,425.07	11.51
12.001 - 13.000	381	12,232,512.44	8.36
13.001 - 14.000	93	3,354,608.51	2.29
14.001 - 14.740	6	157,987.16	0.11
Total	2,048	146,342,333.66	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Balloon 15/30 2nd	163	8,578,177.40	5.86
Fixed Rate	395	78,988,136.29	53.97
Fixed Rate 2nd	1,472	53,718,139.97	36.71
Fixed Rate 5Yr IO	18	5,057,880.00	3.46
Total	2,048	146,342,333.66	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	2,034	145,301,168.38	99.29
Delq: 30 Days	14	1,041,165.28	0.71
Total	2,048	146,342,333.66	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	2,030	141,284,453.66	96.54
60	18	5,057,880.00	3.46
Total	2,048	146,342,333.66	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	406	29,997,720.92	20.50
12	102	5,530,397.57	3.78
18	1	403,790.20	0.28
24	1,086	47,838,933.87	32.69
36	404	51,115,329.82	34.93
60	49	11,456,161.28	7.83
Total	2,048	146,342,333.66	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1% OPB	4	384,550.29	0.26
1% UPB	10	1,405,586.16	0.96
2 MO INT AMT PREPAID > 33% OPB	1	143,503.89	0.10
2% UPB	4	443,427.73	0.30
5% AMT PREPAID > 20% OPB	2	239,746.71	0.16
5% UPB	4	347,108.26	0.24
5/4/3 UPB	1	74,554.36	0.05
5/4/3/2/1 UPB	1	66,233.13	0.05
6 MO INT AMT PREPAID > 20% OPB	1,615	113,239,902.21	77.38
NO PENALTY	406	29,997,720.92	20.50
Total	2,048	146,342,333.66	100.00

Lien Position:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
First Lien	413	84,046,016.29	57.43
Second Lien	1,635	62,296,317.37	42.57
Total	2,048	146,342,333.66	100.00

Soundview 2004-1 FREMONT Loans
08/01/04 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	1,448		
Total Outstanding Principal Balance:	52,573,076		
Average Outstanding Principal Balance (Fir	$0.00	$0.00	$0.00
Average Outstanding Principal Balance (Sec	$36,307.37	$3,926.83	$123,926.76
Weighted Average Current Loan Rate:	11.379 %	6.000	14.740 %
Arm Characteristics:			
Weighted Average Gross Margin:	0.000 %	0.000	0.000 %
Weighted Average Maximum Loan Rate:	0.000 %	0.000	0.000 %
Weighted Average Minimum Loan Rate:	0.000 %	0.000	0.000 %
Weighted Average Initial Periodic Rate Cap:	0.000 %	0.000	0.000 %
Weighted Average Periodic Rate Cap:	0.000 %	0.000	0.000 %
Weighted Average Months To Roll:	0 months	0	0 months
Weighted Average Original Term:	224 months	60	240 months
Weighted Average Loan Age:	7 months	6	12 months
Weighted Average Remaining Term:	216 months	49	234 months
Weighted Average Original Ltv:	99.09 %	75.00	109.19 %
Weighted Average Credit Score:	637	503	803
First Pay Date:		Sep 01, 2003	Mar 01, 2004
Maturity Date:		Sep 01, 2008	Feb 01, 2024

Top Lien Position Concentrations ($): 100.00 % Second Lien
Top Balloon Flag Concentrations ($): 100.00 % Fully Amortizing
Top Property State Concentrations ($): 46.26 % California, 6.56 % Florida, 4.79 % New York
Maximum Zip Code Concentration ($): 0.77 % 94531 (Antioch, CA)

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
FREMONT	1,448	52,573,076.07	100.00
Total	1,448	52,573,076.07	100.00

Fixed / ARM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	1,448	52,573,076.07	100.00
Total	1,448	52,573,076.07	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	1,411	48,339,935.96	91.95
100,001 - 123,927	37	4,233,140.11	8.05
Total	1,448	52,573,076.07	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	78	581,747.16	1.11
120	331	4,058,413.48	7.72
180	202	4,499,717.18	8.56
240	837	43,433,198.25	82.61
Total	1,448	52,573,076.07	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 - 6	259	8,817,398.44	16.77
7 - 7	576	21,269,227.12	40.46
8 - 8	449	16,117,759.93	30.66
9 - 9	115	4,280,271.71	8.14
10 - 10	44	1,928,849.94	3.67
11 - 11	4	112,096.31	0.21
12 - 12	1	47,472.62	0.09
Total	1,448	52,573,076.07	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49 - 51	10	69,015.69	0.13
52 - 54	68	512,731.47	0.98
109 - 111	36	446,927.89	0.85
112 - 114	295	3,611,485.59	6.87
169 - 171	29	761,047.55	1.45
172 - 174	173	3,738,669.63	7.11
226 - 228	1	47,472.62	0.09
229 - 231	88	5,044,226.83	9.59
232 - 234	748	38,341,498.80	72.93
Total	1,448	52,573,076.07	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,249	45,070,826.64	85.73
Two-to-Four Family	101	3,772,108.42	7.17
Condominium	98	3,730,141.01	7.10
Total	1,448	52,573,076.07	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,358	51,748,381.17	98.43
Investor	83	765,374.16	1.46
Second Home	7	59,320.74	0.11
Total	1,448	52,573,076.07	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,171	43,527,752.48	82.79
Cash Out Refinance	261	8,625,934.10	16.41
Rate/Term Refinance	11	251,981.58	0.48
Home Improvement	5	167,407.91	0.32
Total	1,448	52,573,076.07	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
75.00 - 75.00	1	16,531.88	0.03
75.01 - 80.00	6	74,368.06	0.14
80.01 - 85.00	21	372,286.67	0.71
85.01 - 90.00	25	360,313.15	0.69
90.01 - 95.00	453	6,461,281.17	12.29
95.01 - 100.00	940	45,268,290.71	86.11
100.01 - 105.00	1	12,292.60	0.02
105.01 - 109.19	1	7,711.83	0.01
Total	1,448	52,573,076.07	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	55	1,360,901.90	2.59
Arkansas	3	71,707.66	0.14
California	463	24,319,717.68	46.26
Colorado	43	1,660,403.59	3.16
Connecticut	33	739,311.25	1.41
Florida	137	3,449,803.70	6.56
Georgia	30	705,653.20	1.34
Hawaii	17	926,392.78	1.76
Idaho	7	186,621.99	0.35
Illinois	85	2,141,583.12	4.07
Indiana	6	205,600.04	0.39
Iowa	7	196,282.15	0.37
Kansas	3	74,152.32	0.14
Maryland	42	1,106,853.83	2.11
Massachusetts	35	1,478,331.33	2.81
Michigan	21	558,724.60	1.06
Minnesota	36	1,064,234.31	2.02
Missouri	12	271,057.84	0.52
Montana	1	43,020.58	0.08
Nebraska	5	130,553.56	0.25
Nevada	26	697,707.06	1.33
New Hampshire	5	96,675.19	0.18
New Jersey	33	1,005,218.64	1.91
New Mexico	1	25,754.38	0.05
New York	55	2,520,184.79	4.79
North Carolina	31	655,658.11	1.25
Ohio	20	532,700.37	1.01
Oklahoma	9	261,252.49	0.50
Oregon	16	478,113.60	0.91
Pennsylvania	17	421,244.17	0.80
Rhode Island	7	138,848.97	0.26
South Carolina	3	86,742.20	0.16
Tennessee	14	256,965.12	0.49
Texas	58	1,266,375.34	2.41
Utah	16	595,316.84	1.13
Vermont	1	23,739.30	0.05
Virginia	41	1,325,986.92	2.52
Washington	41	1,238,493.16	2.36
Wisconsin	10	186,293.14	0.35
Wyoming	3	68,898.85	0.13
Total	1,448	52,573,076.07	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,047	34,538,045.42	65.70
Stated Documentation	382	17,813,644.05	33.88
Easy Documentation	19	221,386.60	0.42
Total	1,448	52,573,076.07	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
503 - 525	1	17,004.34	0.03
526 - 550	7	56,165.21	0.11
551 - 575	143	1,427,266.97	2.71
576 - 600	279	7,783,039.77	14.80
601 - 625	292	11,008,738.15	20.94
626 - 650	360	15,366,972.29	29.23
651 - 675	213	9,697,468.76	18.45
676 - 700	96	4,505,766.49	8.57
701 - 725	29	1,449,800.38	2.76
726 - 750	14	758,904.90	1.44
751 - 775	10	392,041.19	0.75
776 - 800	3	27,011.98	0.05
801 - 803	1	82,895.64	0.16
Total	1,448	52,573,076.07	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.000 - 6.000	2	89,395.48	0.17
8.001 - 9.000	9	817,439.07	1.55
9.001 - 10.000	152	8,156,490.08	15.51
10.001 - 11.000	323	15,264,703.75	29.04
11.001 - 12.000	483	12,520,552.99	23.82
12.001 - 13.000	380	12,211,899.03	23.23
13.001 - 14.000	93	3,354,608.51	6.38
14.001 - 14.740	6	157,987.16	0.30
Total	1,448	52,573,076.07	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate 2nd	1,448	52,573,076.07	100.00
Total	1,448	52,573,076.07	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,439	52,233,191.92	99.35
Delq: 30 Days	9	339,884.15	0.65
Total	1,448	52,573,076.07	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,448	52,573,076.07	100.00
Total	1,448	52,573,076.07	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	272	7,892,208.16	15.01
12	90	3,383,652.57	6.44
24	937	35,704,086.37	67.91
36	149	5,593,128.97	10.64
Total	1,448	52,573,076.07	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 MO INT AMT PREPAID > 20% OPB	1,176	44,680,867.91	84.99
NO PENALTY	272	7,892,208.16	15.01
Total	1,448	52,573,076.07	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Second Lien	1,448	52,573,076.07	100.00
Total	1,448	52,573,076.07	100.00

Soundview 2004-1 RESMAE Loans
08/01/04 SCHEDULED BALANCES

Number Of Loans:	905		
Total Outstanding Principal Balance:	166,144,759		
		Minimum	**Maximum**
Average Outstanding Principal Balance (Fir	$216,208.59	$65,409.40	$504,974.28
Average Outstanding Principal Balance (Sec	$51,269.94	$17,646.92	$100,950.78
Weighted Average Current Loan Rate:	7.362 %	5.500	12.090 %
Arm Characteristics:			
Weighted Average Gross Margin:	6.357 %	5.625	8.520 %
Weighted Average Maximum Loan Rate:	13.143 %	11.500	15.670 %
Weighted Average Minimum Loan Rate:	7.143 %	5.500	9.670 %
Weighted Average Initial Periodic Rate Cap:	1.000 %	1.000	1.000 %
Weighted Average Periodic Rate Cap:	1.000 %	1.000	1.000 %
Weighted Average Months To Roll:	16 months	2	30 months
Weighted Average Original Term:	349 months	180	360 months
Weighted Average Loan Age:	9 months	6	16 months
Weighted Average Remaining Term:	340 months	170	354 months
Weighted Average Original Ltv:	81.80 %	26.56	100.00 %
Weighted Average Credit Score:	621	500	793
First Pay Date:		May 01, 2003	Mar 01, 2004
Maturity Date:		Oct 01, 2018	Feb 01, 2034

Top Lien Position Concentrations ($):	94.48 % First Lien, 5.52 % Second Lien
Top Balloon Flag Concentrations ($):	94.84 % Fully Amortizing, 5.16 % Balloon
Top Property State Concentrations ($):	85.37 % California, 8.00 % Colorado, 5.08 % Utah
Maximum Zip Code Concentration ($):	1.26 % 92336 (Fontana, CA)

Originator:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
RESMAE	905	166,144,759.29	100.00
Total	905	166,144,759.29	100.00

Fixed / ARM:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
ARM	616	135,547,745.27	81.58
Fixed Rate	289	30,597,014.02	18.42
Total	905	166,144,759.29	100.00

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 100,000	212	12,042,279.45	7.25
100,001 - 125,000	48	5,458,904.76	3.29
125,001 - 150,000	71	9,930,563.43	5.98
150,001 - 175,000	101	16,446,317.07	9.90
175,001 - 200,000	108	20,204,510.31	12.16
200,001 - 225,000	88	18,691,924.02	11.25
225,001 - 250,000	63	15,037,173.54	9.05
250,001 - 275,000	56	14,627,469.02	8.80
275,001 - 300,000	39	11,153,435.26	6.71
300,001 - 350,000	65	20,938,803.18	12.60
350,001 - 400,000	32	11,858,245.27	7.14
400,001 - 450,000	13	5,445,845.46	3.28
450,001 - 500,000	8	3,804,314.24	2.29
500,001 - 504,974	1	504,974.28	0.30
Total	905	166,144,759.29	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	185	10,411,622.71	6.27
360	720	155,733,136.58	93.73
Total	905	166,144,759.29	100.00

Loan Age (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 - 6	4	851,466.62	0.51
7 - 7	130	22,903,108.76	13.79
8 - 8	294	55,548,619.40	33.43
9 - 9	374	67,187,943.63	40.44
10 - 10	91	16,127,153.12	9.71
11 - 11	6	1,867,922.96	1.12
12 - 12	1	303,818.68	0.18
> 12	5	1,354,726.12	0.82
Total	905	166,144,759.29	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
170 - 171	99	5,461,056.87	3.29
172 - 174	86	4,950,565.84	2.98
343 - 345	2	425,201.46	0.26
346 - 348	4	1,233,343.34	0.74
349 - 350	80	17,233,112.73	10.37
351 - 351	292	62,488,850.11	37.61
352 - 352	239	52,127,984.45	31.38
353 - 353	99	21,373,177.87	12.86
354 - 354	4	851,466.62	0.51
Total	905	166,144,759.29	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	746	139,425,053.95	83.92
Condominium	71	11,087,442.66	6.67
Planned Unit Development	57	10,081,932.93	6.07
Two-to-Four Family	27	5,042,129.89	3.03
Manufactured Housing	4	508,199.86	0.31
Total	905	166,144,759.29	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	857	157,938,971.71	95.06
Investor	46	8,003,731.56	4.82
Second Home	2	202,056.02	0.12
Total	905	166,144,759.29	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	422	91,373,919.21	55.00
Purchase	432	64,881,315.38	39.05
Rate/Term Refinance	51	9,889,524.70	5.95
Total	905	166,144,759.29	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	15	2,496,297.00	1.50
50.01 - 55.00	10	1,583,639.28	0.95
55.01 - 60.00	23	4,653,090.40	2.80
60.01 - 65.00	30	5,649,829.29	3.40
65.01 - 70.00	31	6,366,992.15	3.83
70.01 - 75.00	59	12,016,983.23	7.23
75.01 - 80.00	300	62,197,040.38	37.44
80.01 - 85.00	85	18,984,437.02	11.43
85.01 - 90.00	98	25,212,586.02	15.18
90.01 - 95.00	48	11,468,906.77	6.90
95.01 - 100.00	206	15,514,957.75	9.34
Total	905	166,144,759.29	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	752	141,833,358.74	85.37
Colorado	76	13,294,421.61	8.00
Illinois	14	2,570,075.54	1.55
Utah	63	8,446,903.40	5.08
Total	905	166,144,759.29	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	497	85,992,144.52	51.76
Full Documentation	399	77,926,653.73	46.90
Limited Documentation	9	2,225,961.04	1.34
Total	905	166,144,759.29	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
500 - 500	5	716,517.01	0.43
501 - 525	58	11,690,029.11	7.04
526 - 550	60	11,926,035.08	7.18
551 - 575	78	17,129,866.69	10.31
576 - 600	104	21,970,612.47	13.22
601 - 625	131	24,838,404.66	14.95
626 - 650	164	27,653,822.73	16.64
651 - 675	123	20,683,007.33	12.45
676 - 700	66	11,004,178.42	6.62
701 - 725	47	7,715,583.77	4.64
726 - 750	32	5,076,376.24	3.06
751 - 775	27	4,328,909.03	2.61
776 - 793	10	1,411,416.75	0.85
Total	905	166,144,759.29	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.500 - 6.000	32	7,819,272.18	4.71
6.001 - 7.000	296	66,531,665.10	40.04
7.001 - 8.000	338	70,540,188.55	42.46
8.001 - 9.000	57	11,683,607.43	7.03
9.001 - 10.000	11	885,663.93	0.53
10.001 - 11.000	87	4,418,664.56	2.66
11.001 - 12.000	83	4,245,084.13	2.56
12.001 - 12.090	1	20,613.41	0.01
Total	905	166,144,759.29	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.500 - 12.000	27	6,549,690.92	4.83
12.001 - 13.000	256	58,510,748.25	43.17
13.001 - 14.000	283	60,233,872.48	44.44
14.001 - 15.000	47	9,923,452.96	7.32
15.001 - 15.670	3	329,980.66	0.24
Total	616	135,547,745.27	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.500 - 6.000	27	6,549,690.92	4.83
6.001 - 7.000	256	58,510,748.25	43.17
7.001 - 8.000	283	60,233,872.48	44.44
8.001 - 9.000	47	9,923,452.96	7.32
9.001 - 9.670	3	329,980.66	0.24
Total	616	135,547,745.27	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.625 - 6.000	38	8,651,114.04	6.38
6.001 - 7.000	519	114,443,045.97	84.43
7.001 - 8.000	42	9,115,915.76	6.73
8.001 - 8.520	17	3,337,669.50	2.46
Total	616	135,547,745.27	100.00

Rate Change Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/01/04 - 10/31/04	1	142,905.81	0.11
01/01/05 - 01/31/05	1	175,032.34	0.13
04/01/05 - 04/30/05	2	425,201.46	0.31
06/01/05 - 06/30/05	1	230,596.47	0.17
07/01/05 - 07/31/05	2	698,928.19	0.52
09/01/05 - 09/30/05	2	767,938.08	0.57
10/01/05 - 10/31/05	62	13,038,300.27	9.62
11/01/05 - 11/30/05	234	51,144,913.05	37.73
12/01/05 - 12/31/05	195	44,119,033.90	32.55
01/01/06 - 01/31/06	90	19,243,699.71	14.20
02/01/06 - 02/28/06	3	682,090.34	0.50
11/01/06 - 11/30/06	11	1,981,417.41	1.46
12/01/06 - 12/31/06	6	1,343,748.84	0.99
01/01/07 - 01/31/07	5	1,384,563.12	1.02
02/01/07 - 02/28/07	1	169,376.28	0.12
Total	616	135,547,745.27	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	616	135,547,745.27	100.00
Total	616	135,547,745.27	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	616	135,547,745.27	100.00
Total	616	135,547,745.27	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1/29 6 MO LIBOR	1	175,032.34	0.11
2/28 6 MO LIBOR	592	130,493,607.28	78.54
3/27 6 MO LIBOR	23	4,879,105.65	2.94
Balloon 15/30 2nd	163	8,578,177.40	5.16
Fixed Rate	110	21,419,694.21	12.89
Fixed Rate 2nd	16	599,142.41	0.36
Total	905	166,144,759.29	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	897	164,624,661.56	99.09
Delq: 30 Days	8	1,520,097.73	0.91
Total	905	166,144,759.29	100.00

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	905	166,144,759.29	100.00
Total	905	166,144,759.29	100.00

Original Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	56	7,082,971.21	4.26
12	27	5,369,780.83	3.23
24	682	129,744,211.86	78.09
36	136	22,847,810.51	13.75
60	4	1,099,984.88	0.66
Total	905	166,144,759.29	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 MO INT AMT PREPAID > 20% OPB	849	159,061,788.08	95.74
NO PENALTY	56	7,082,971.21	4.26
Total	905	166,144,759.29	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	726	156,967,439.48	94.48
Second Lien	179	9,177,319.81	5.52
Total	905	166,144,759.29	100.00

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full/Alt DOC	Stated/NR/NIV	Limited/Easy/No/Streamline	All Docs	WAC	Avg Prin Bal	Current LTV
451 - 500	0.11	0.03	0.00	0.15	7.61	143,303.40	69.06
501 - 550	4.66	1.67	0.17	6.50	7.63	177,873.36	75.61
551 - 600	11.04	3.37	0.85	15.25	7.79	94,075.27	82.28
601 - 650	16.17	10.26	2.99	29.42	7.88	108,588.40	89.05
651 - 700	8.64	17.03	4.68	30.35	7.29	142,740.51	89.80
701 - 750	3.03	8.08	2.15	13.27	6.86	170,564.87	89.38
751 - 800	1.71	2.06	1.06	4.84	6.71	177,293.20	88.69
801 - 850	0.03	0.05	0.11	0.20	6.34	159,168.29	98.96
Not Available	0.03	0.00	0.00	0.03	8.91	73,292.11	71.92
TOTAL POOL	45.42	42.56	12.02	100.00	7.47	126,588.45	87.29

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
010.01-020	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.02
020.01-030	0.00	0.00	0.01	0.02	0.04	0.02	0.00	0.00
030.01-040	0.00	0.00	0.01	0.09	0.03	0.08	0.05	0.00
040.01-050	0.00	0.00	0.11	0.13	0.12	0.09	0.29	0.00
050.01-060	0.00	0.04	0.38	0.60	0.42	0.32	0.31	0.05
060.01-070	0.01	0.02	1.33	1.20	1.25	0.98	0.23	0.43
070.01-080	0.02	0.09	2.83	5.15	7.17	7.84	3.34	1.78
080.01-090	0.00	0.00	1.83	5.32	6.24	5.41	1.79	0.36
090.01-100	0.00	0.00	0.01	2.75	14.15	15.61	7.23	2.20
100+	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	0.03	0.15	6.50	15.25	29.42	30.35	13.27	4.84

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
a. 1 - 50,000	0.00	0.00	0.04	1.50	2.85	1.34	0.20	0.08
b. 50,001 - 100,000	0.03	0.04	0.42	1.60	4.62	3.57	1.15	0.47
c. 100,001 - 150,000	0.00	0.00	0.72	1.69	3.22	4.18	2.40	0.37
d. 150,001 - 200,000	0.00	0.11	1.57	2.73	5.62	5.70	1.91	0.72
e. 200,001 - 250,000	0.00	0.00	1.54	2.69	3.98	4.01	2.32	0.87
f. 250,001 - 300,000	0.00	0.00	0.84	1.68	2.52	3.76	1.81	0.90
g. 300,001 - 350,000	0.00	0.00	0.60	1.21	2.12	2.65	0.99	0.46
h. 350,001 - 400,000	0.00	0.00	0.31	1.29	1.23	2.01	0.54	0.00
i. 400,001 - 450,000	0.00	0.00	0.18	0.36	1.21	0.95	0.69	0.09
j. 450,001 - 500,000	0.00	0.00	0.19	0.39	0.88	0.90	0.20	0.10
k. 500,001 - 550,000	0.00	0.00	0.00	0.10	0.64	0.43	0.32	0.21
l. 550,001 - 600,000	0.00	0.00	0.00	0.00	0.24	0.23	0.35	0.36
m. 600,001 - 650,000	0.00	0.00	0.00	0.00	0.13	0.13	0.12	0.00
n. 650,001 - 700,000	0.00	0.00	0.00	0.00	0.00	0.14	0.00	0.00
o. 750,001 - 800,000	0.00	0.00	0.00	0.00	0.16	0.16	0.00	0.00
s. 850,001 - 900,000	0.00	0.00	0.00	0.00	0.00	0.00	0.18	0.00
u. 950,001 - 1,000,000	0.00	0.00	0.00	0.00	0.00	0.20	0.00	0.20
TOTAL POOL	0.03	0.15	6.50	15.25	29.42	30.35	13.27	4.84

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
0	0.01	0.00	0.53	2.49	5.38	6.56	3.60	1.13
6	0.00	0.00	0.01	0.01	0.02	0.18	0.03	0.00
12	0.00	0.00	0.16	0.34	1.07	0.81	0.32	0.04
18	0.00	0.00	0.00	0.00	0.00	0.08	0.00	0.00
24	0.02	0.13	4.62	10.13	17.37	16.31	6.37	2.04
30	0.00	0.00	0.00	0.07	0.11	0.00	0.00	0.00
36	0.00	0.02	1.07	2.16	4.72	5.73	2.45	1.13
48	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.00
60	0.00	0.00	0.12	0.05	0.72	0.67	0.49	0.51
TOTAL POOL	0.03	0.15	6.50	15.25	29.42	30.35	13.27	4.84

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
04.001-4.500	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.00
04.501-5.000	0.00	0.00	0.00	0.06	0.38	0.28	0.39	0.24
05.001-5.500	0.00	0.00	0.00	0.00	0.23	1.62	0.47	0.13
05.501-6.000	0.00	0.00	0.11	1.06	2.10	3.00	2.15	0.92
06.001-6.500	0.00	0.00	0.11	1.42	4.61	6.00	2.75	1.22
06.501-7.000	0.00	0.00	1.10	2.98	6.81	7.14	3.46	1.22
07.001-7.500	0.00	0.07	1.84	3.37	4.00	5.00	1.83	0.70
07.501-8.000	0.00	0.06	1.59	2.79	3.53	2.33	1.12	0.13
08.001-8.500	0.01	0.02	1.07	1.00	1.11	0.78	0.14	0.00
08.501-9.000	0.00	0.00	0.51	0.38	0.59	0.61	0.11	0.02
09.001-9.500	0.02	0.00	0.09	0.17	0.03	0.64	0.12	0.00
09.501-10.000	0.00	0.00	0.04	0.02	0.59	0.37	0.13	0.02
10.001-10.500	0.00	0.00	0.01	0.15	0.93	0.30	0.13	0.06
10.501-11.000	0.00	0.00	0.00	0.53	1.35	0.42	0.15	0.11
11.001-11.500	0.00	0.00	0.00	0.28	0.83	0.48	0.09	0.02
11.501-12.000	0.00	0.00	0.01	0.82	0.54	0.27	0.08	0.04
12.001-12.500	0.00	0.00	0.00	0.16	0.35	0.13	0.06	0.00
12.501-13.000	0.00	0.00	0.00	0.04	0.84	0.88	0.03	0.00
13.001-13.500	0.00	0.00	0.00	0.00	0.56	0.10	0.00	0.00
13.501-14.000	0.00	0.00	0.00	0.01	0.01	0.01	0.00	0.00
14.001-14.500	0.00	0.00	0.00	0.00	0.03	0.00	0.00	0.00
14.501-15.000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	0.03	0.15	6.50	15.25	29.42	30.35	13.27	4.84

Mortg Rates & LTV

Mortg Rates	LTV 12.50-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total LTV
04.001-4.500	0.00	0.00	0.06	0.00	0.00	0.00	0.00	65.12
04.501-5.000	0.00	0.00	0.06	0.76	0.14	0.45	0.00	84.91
05.001-5.500	0.18	0.10	0.40	1.00	0.16	0.59	0.00	77.96
05.501-6.000	0.26	0.19	0.68	3.11	1.98	3.16	0.00	84.39
06.001-6.500	0.16	0.30	1.31	6.76	2.95	4.64	0.00	84.26
06.501-7.000	0.15	0.52	1.02	5.91	5.86	8.31	0.00	86.76
07.001-7.500	0.18	0.49	0.73	5.37	3.94	6.11	0.00	86.21
07.501-8.000	0.15	0.48	0.45	2.58	3.75	4.14	0.00	86.60
08.001-8.500	0.03	0.00	0.45	1.16	1.14	1.34	0.00	85.32
08.501-9.000	0.00	0.02	0.19	0.42	0.78	0.85	0.00	88.41
09.001-9.500	0.00	0.00	0.08	0.09	0.18	0.72	0.00	93.27
09.501-10.000	0.00	0.00	0.00	0.04	0.00	1.14	0.00	98.60
10.001-10.500	0.02	0.00	0.00	0.00	0.02	1.55	0.00	98.82
10.501-11.000	0.00	0.00	0.00	0.00	0.01	2.54	0.00	99.72
11.001-11.500	0.00	0.00	0.00	0.00	0.00	1.70	0.00	99.58
11.501-12.000	0.00	0.00	0.00	0.01	0.04	1.70	0.00	98.00
12.001-12.500	0.00	0.00	0.00	0.01	0.03	0.68	0.00	97.73
12.501-13.000	0.00	0.00	0.00	0.00	0.02	1.78	0.00	99.29
13.001-13.500	0.00	0.00	0.00	0.00	0.00	0.66	0.00	99.44
13.501-14.000	0.00	0.00	0.00	0.00	0.00	0.02	0.00	96.16
14.001-14.500	0.00	0.00	0.00	0.00	0.00	0.03	0.00	100.00
14.501-15.000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	95.00
TOTAL POOL	1.14	2.10	6.45	28.22	20.97	42.13	0.00	87.29

Collateral Analysis

Soundview 2004-1

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524	> 65%	202,468.00	2.49	7.85	0	513	42
525	549	> 65%	170,833.00	2.95	7.42	0	537	41
550	574	> 65%	90,241.00	5.04	7.62	0	563	41
575	599	> 70%	87,899.00	8.26	7.99	0	588	42
600	624	> 70%	102,610.00	11.48	7.93	0	614	42
625	649	> 70%	106,203.00	15.78	8.01	0	637	41
650	674	> 80%	116,994.00	12.01	7.8	0	663	40
675	699	> 80%	134,872.00	9.08	7.45	0	686	39
700	724	> 80%	150,887.00	5.48	7.11	0	711	39
725	749	> 85%	155,446.00	3.51	7.01	0	737	38
750	774	> 85%	140,088.00	1.93	6.96	0	760	38
775	799	> 85%	154,790.00	0.64	6.99	0	787	38
800	max	> 85%	159,168.00	0.20	6.34	0	809	35

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
60%	64%	> 50%	281,617.00	0.23	7.66	0	574	53
65%	69%	> 50%	215,824.00	0.35	7.39	0	580	52
70%	74%	> 50%	207,004.00	0.3	6.8	0	598	53
75%	79%	> 50%	249,285.00	0.46	7.02	0	661	54
80%	84%	> 50%	210,391.00	0.91	7.01	0	620	52
85%	89%	> 50%	201,943.00	0.58	7.38	0	605	53
90%	94%	> 50%	122,402.00	0.43	7.92	0	616	51
95%	99%	> 50%	14,628.00	0.1	11.62	0	608	53
100%	max	> 50%	57,251.00	0.46	10.16	0	628	54

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
20%	24%	< 525	123,758.00	0.08	7.75	0	513	23
25%	29%	< 550	154,304.00	0.48	7.31	0	530	27
30%	34%	< 575	129,339.00	1.27	7.39	0	544	33
35%	39%	< 600	114,566.00	3.64	7.63	0	564	38
40%	44%	< 625	112,365.00	7.79	7.82	0	583	43
45%	49%	< 650	103,745.00	17.37	8.08	0	600	48
50%	54%	< 675	120,544.00	3.79	7.71	0	596	52
55%	max	< 700	33,721.00	0.02	11.75	0	667	62

Limited, Stated, Streamline, No, NR, NIV, Easy Doc

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524	200,910.00	0.91	8.11	0	514	42
525	549	219,569.00	0.95	7.46	0	537	42

550	574	181,212.00	1.71	7.72	0	563	42
575	599	179,878.00	2.36	7.31	0	586	40
600	624	153,667.00	4.6	7.7	0	615	41
625	649	114,176.00	8.55	8.19	0	637	42
650	674	138,671.00	11.16	7.52	0	663	40
675	699	167,816.00	10.57	7.09	0	687	39
700	724	168,744.00	5.71	6.94	0	712	39
725	749	182,451.00	4.72	6.8	0	736	39
750	774	162,190.00	2.26	6.72	0	760	38
775	799	168,349.00	0.79	7.02	0	786	36
800 max		263,972.00	0.27	6.11	0	806	37

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0.00	0.00
575	599	374,950.00	0.08	7.75	0.00	581.00	41.00
600	624	176,000.00	0.04	6.88	0.00	609.00	0.00
625	649	235,533.00	0.29	6.90	0.00	644.00	45.00
650	674	278,175.00	0.11	6.64	0.00	655.00	44.00
675	699	259,400.00	0.27	6.94	0.00	687.00	51.00
700	724	283,420.00	0.23	7.02	0.00	714.00	44.00
725	749	399,600.00	0.41	7.28	0.00	736.00	47.00
750	774	277,333.00	0.17	6.71	0.00	765.00	49.00
775	799	251,600.00	0.10	7.44	0.00	789.00	31.00
800 max		0.00	0.00	0.00	0.00	0.00	0.00

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full/Alt Do	% Limited/No/Streamline/Easy	Stated/NR/NIV D
79.12	89.04	0.91	98.80	73.23	0.00	26.77
79.01	88.69	8.05	99.28	76.00	0.00	24.00
82.27	85.91	2.33	94.45	68.27	3.67	28.06
87.09	84.09	5.62	97.96	76.43	7.23	16.33
90.49	82.89	7.89	97.73	63.42	7.68	28.90
91.11	80.60	7.86	94.22	50.24	8.83	40.93
95.83	78.31	13.55	98.35	38.88	10.09	51.03
96.14	71.85	13.22	98.97	25.80	13.28	60.92
96.31	74.69	12.62	97.65	27.81	17.02	55.16
98.72	66.06	20.85	99.38	12.70	7.49	79.81
97.48	76.47	6.82	99.65	33.57	25.76	40.67
97.22	86.46	8.01	99.38	35.41	14.39	50.20
98.96	100.00	0.00	93.65	15.03	58.38	26.59

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternate/Streamlined Doc	% Stated Doc
62.68	58.47	0.00	80.20	100.00	0.00	0.00
66.44	94.53	0.00	82.69	68.94	0.00	31.06
71.59	100.00	0.00	100.00	73.91	0.00	26.09
75.45	43.61	0.00	100.00	36.29	0.00	63.71
80.36	77.36	0.00	86.99	73.24	0.00	26.76
85.91	66.94	16.33	83.66	71.51	13.15	15.34
90.44	73.87	15.04	100.00	58.37	0.00	41.63
95.06	92.92	0.00	95.30	85.59	0.00	14.41
100	94.16	0.00	100.00	83.80	0.00	16.20

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternate/Streamlined Doc	% Stated Doc
70.82	100.00	0.00	100.00	58.12	0.00	41.88
75.71	99.75	0.00	99.75	61.94	0.00	38.06
74.28	96.06	3.73	100.00	81.44	0.00	18.56
77.16	91.22	3.81	93.34	70.24	5.31	24.45
85.08	86.21	6.10	98.48	64.71	8.93	26.36
87.2	83.95	5.41	96.25	63.66	2.98	33.36
79.5	80.80	4.20	95.00	73.57	2.02	24.42
96.32	100.00	0.00	100.00	4.79	0.00	95.21

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternate/Streamlined Doc	% Stated Doc
72.22	90.66	0.00	96.71	0.00	4.61	95.39
72.07	96.45	0.00	100.00	0.00	11.84	88.16

79.35	84.39	7.49	94.46	0.00	12.01	87.99
78.79	86.31	4.85	92.56	0.00	26.35	73.65
84.19	81.63	10.88	95.86	0.00	21.25	78.75
86.13	77.60	9.51	92.56	0.00	22.97	77.03
88.37	73.99	12.79	93.18	0.00	18.99	81.01
89	69.61	14.51	88.52	0.00	24.54	75.46
90.37	70.50	13.73	95.01	0.00	23.72	76.28
90.34	63.54	14.56	94.04	0.00	17.91	82.09
88.98	79.10	6.85	92.46	0.00	35.98	64.02
85.47	80.11	13.61	87.00	0.00	18.26	81.74
92	100.00	0.00	100.00	0.00	80.76	19.24

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternate/Streamlined Doc	% Stated Doc
0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00
74.99	0.00	0.00	100.00	0.00	0.00	100.00
80.00	100.00	0.00	100.00	0.00	0.00	100.00
82.02	42.49	0.00	95.41	30.77	42.06	27.17
88.32	100.00	0.00	100.00	0.00	0.00	100.00
83.20	77.49	0.00	77.49	0.00	0.00	100.00
78.81	23.82	0.00	100.00	23.82	28.23	47.96
75.73	0.00	0.00	85.39	16.10	32.22	51.68
76.47	29.33	0.00	100.00	70.67	29.33	0.00
80.00	51.67	0.00	0.00	0.00	0.00	100.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00

% Int Only
0.00
0.00
0.00
0.93
0.31
1.84
0.53
0.71
0.00
0.00
0.00
0.00
0.00

% Int Only
0.00
0.00
0.00
42.68
8.69
0.00
0.00
0.00
0.00

% Int Only
0.00
0.00
0.00
0.00
0.99
0.27
2.08
0.00

% Int Only	% CA	% NY	% FL
0.00	78.46	0.00	0.00
0.00	82.93	4.05	0.00

0.00	79.13	3.86	0.00
3.26	55.10	7.43	0.18
0.78	56.27	4.81	1.44
2.35	57.46	5.72	3.89
1.02	43.15	5.90	6.66
2.52	39.98	6.77	3.49
3.10	41.80	7.01	2.46
7.29	43.10	9.47	3.52
2.21	56.15	2.21	2.58
13.00	34.61	13.00	4.59
0.00	79.97	0.00	5.89

% Int Only	% CA	% NY	% FL
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
100.00	0.00	100.00	0.00
100.00	0.00	100.00	0.00
100.00	13.44	73.82	0.00
100.00	55.50	44.50	0.00
100.00	0.00	100.00	0.00
100.00	0.00	71.77	0.00
100.00	0.00	100.00	0.00
100.00	0.00	100.00	0.00
100.00	0.00	100.00	0.00
0.00	0.00	0.00	0.00

z_snvw0402_mkt - Price/Yield - M1

Balance	$18,028,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	6.67	10.44	7.03	11.63	7.40	12.80
Principal Writedown	2,889.75 (0.02%)	101.55 (0.00%)	9.52 (0.00%)	422.00 (0.00%)	52.45 (0.00%)	5,127.57 (0.03%)
Total Collat Loss	131,331,313.33 (26.95%)	157,438,467.23 (32.31%)	120,557,513.69 (24.74%)	142,160,869.10 (29.18%)	110,005,416.08 (22.58%)	126,075,715.67 (25.88%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	25.677 CDR	20.539 CDR	22.457 CDR	16.744 CDR	19.607 CDR	13.542 CDR
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	7.27	11.68	7.60	12.87	7.94	13.95
Principal Writedown	410.30 (0.00%)	268.91 (0.00%)	1,370.23 (0.01%)	5,081.85 (0.03%)	2,995.96 (0.02%)	2,485.99 (0.01%)
Total Collat Loss	134,538,088.81 (27.61%)	165,365,061.01 (33.94%)	122,502,679.61 (25.14%)	147,353,654.77 (30.24%)	111,068,551.12 (22.80%)	129,114,594.90 (26.50%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	20.659 CDR	16.403 CDR	18.017 CDR	13.318 CDR	15.726 CDR	10.769 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	7.72	12.66	8.03	13.80	8.34	14.81
Principal Writedown	4,712.50 (0.03%)	6,929.99 (0.04%)	3,002.93 (0.02%)	6,411.71 (0.04%)	847.76 (0.00%)	6,146.39 (0.03%)
Total Collat Loss	136,979,560.98 (28.11%)	171,631,024.40 (35.23%)	123,930,573.90 (25.44%)	151,335,494.09 (31.06%)	111,826,782.55 (22.95%)	131,395,569.69 (26.97%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	17.279 CDR	13.654 CDR	15.036 CDR	11.055 CDR	13.122 CDR	8.94 CDR
Loss Severity	75%	75%	75%	75%	75%	75%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M2

Balance	$15,835,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	7.43	11.68	7.84	13.01	8.25	14.28
Principal Writedown	3,255.10 (0.02%)	1,003.53 (0.01%)	1,896.64 (0.01%)	4,945.51 (0.03%)	457.98 (0.00%)	5,334.81 (0.03%)
Total Collat Loss	117,680,299.75 (24.15%)	146,163,678.85 (30.00%)	106,048,776.03 (21.77%)	129,495,572.05 (26.58%)	94,854,295.18 (19.47%)	112,140,330.26 (23.02%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	21.698 CDR	17.774 CDR	18.609 CDR	14.194 CDR	15.925 CDR	11.211 CDR
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	8.00	12.86	8.37	14.14	8.74	15.31
Principal Writedown	3,825.00 (0.02%)	8,090.33 (0.05%)	224.33 (0.00%)	3,187.09 (0.02%)	1,756.76 (0.01%)	9,069.11 (0.06%)
Total Collat Loss	120,519,437.07 (24.74%)	153,441,009.27 (31.49%)	107,696,150.81 (22.10%)	134,103,523.89 (27.52%)	95,721,736.69 (19.65%)	114,734,889.74 (23.55%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	17.646 CDR	14.386 CDR	15.09 CDR	11.442 CDR	12.912 CDR	9.036 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	8.42	13.77	8.77	15.00	9.11	16.06
Principal Writedown	1,560.13 (0.01%)	9,159.53 (0.06%)	6,165.40 (0.04%)	1,733.27 (0.01%)	5,463.18 (0.03%)	6,373.50 (0.04%)
Total Collat Loss	122,665,451.21 (25.18%)	159,183,173.94 (32.67%)	108,936,393.13 (22.36%)	137,633,896.80 (28.25%)	96,355,692.76 (19.78%)	116,673,957.00 (23.95%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	14.865 CDR	12.082 CDR	12.69 CDR	9.583 CDR	10.856 CDR	7.568 CDR
Loss Severity	75%	75%	75%	75%	75%	75%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M4

Balance	$9,745,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	9.00	14.11	9.51	15.69	10.04	17.13
Principal Writedown	21.46 (0.00%)	2,320.28 (0.02%)	3,044.63 (0.03%)	688.34 (0.01%)	409.22 (0.00%)	1,941.91 (0.02%)
Total Collat Loss	100,342,061.78 (20.59%)	131,549,920.51 (27.00%)	87,563,906.99 (17.97%)	112,905,045.27 (23.17%)	75,608,950.43 (15.52%)	93,847,043.65 (19.26%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	17.252 CDR	14.712 CDR	14.307 CDR	11.352 CDR	11.821 CDR	8.607 CDR
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	9.56	15.23	10.01	16.72	10.49	18.02
Principal Writedown	1,970.18 (0.02%)	6,387.73 (0.07%)	2,790.04 (0.03%)	1,878.95 (0.02%)	912.63 (0.01%)	8,542.21 (0.09%)
Total Collat Loss	102,687,930.29 (21.08%)	137,918,624.68 (28.31%)	88,846,514.80 (18.23%)	116,734,880.64 (23.96%)	76,239,921.40 (15.65%)	95,853,118.26 (19.67%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	14.195 CDR	12.075 CDR	11.741 CDR	9.284 CDR	9.701 CDR	7.038 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	9.98	16.08	10.38	17.49	10.83	18.68
Principal Writedown	3,929.33 (0.04%)	5,107.50 (0.05%)	1,992.38 (0.02%)	5,395.75 (0.06%)	6,654.89 (0.07%)	6,461.88 (0.07%)
Total Collat Loss	104,469,998.63 (21.44%)	142,955,765.10 (29.34%)	89,792,402.20 (18.43%)	119,668,161.04 (24.56%)	76,717,744.37 (15.75%)	97,352,151.49 (19.98%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	12.057 CDR	10.241 CDR	9.953 CDR	7.853 CDR	8.227 CDR	5.953 CDR
Loss Severity	75%	75%	75%	75%	75%	75%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M5

Balance	$9,745,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	9.42	14.73	9.95	16.38	10.51	17.85
Principal Writedown	3,967.16 (0.04%)	947.48 (0.01%)	3,438.60 (0.04%)	3,816.41 (0.04%)	3,771.40 (0.04%)	3,046.89 (0.03%)
Total Collat Loss	91,559,683.21 (18.79%)	124,025,423.37 (25.45%)	78,176,166.87 (16.04%)	104,338,499.00 (21.41%)	65,882,240.31 (13.52%)	84,455,374.81 (17.33%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	15.221 CDR	13.323 CDR	12.341 CDR	10.064 CDR	9.954 CDR	7.433 CDR
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	9.93	15.77	10.39	17.31	10.90	18.64
Principal Writedown	3,690.64 (0.04%)	3,207.21 (0.03%)	549.45 (0.01%)	8,494.43 (0.09%)	1,562.85 (0.02%)	4,329.20 (0.04%)
Total Collat Loss	93,668,244.58 (19.22%)	129,944,673.05 (26.67%)	79,281,789.08 (16.27%)	107,790,734.75 (22.12%)	66,409,778.74 (13.63%)	86,188,497.21 (17.69%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	12.592 CDR	11.005 CDR	10.183 CDR	8.285 CDR	8.215 CDR	6.118 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	10.31	16.56	10.74	18.01	11.20	19.23
Principal Writedown	2,759.27 (0.03%)	9,323.47 (0.10%)	6,865.39 (0.07%)	3,954.79 (0.04%)	625.36 (0.01%)	8,604.86 (0.09%)
Total Collat Loss	95,266,368.13 (19.55%)	134,630,793.00 (27.63%)	80,085,343.06 (16.44%)	110,419,612.11 (22.66%)	66,806,699.50 (13.71%)	87,477,059.66 (17.95%)
LIBOR	Flat	Flat	Forward	Forward	Forward + 200bps	Forward + 200bps
Prepay	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	10.736 CDR	9.376 CDR	8.664 CDR	7.039 CDR	6.994 CDR	5.198 CDR
Loss Severity	75%	75%	75%	75%	75%	75%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M3

Balance	$9,745,000.00	Delay	0	Index	LIBOR_1MO | 0
Coupon	2.17	Dated	8/6/2004	Mult / Margin	1 / 0.70
Settle	8/6/2004	First Payment	9/25/2004	Cap / Floor	999 / 0

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100.000000	70	70	70	70
WAL	4.68	4.68	4.68	4.68
Principal Window	42 - 78	42 - 78	42 - 78	42 - 78
LIBOR	Forward	Forward + 100	Forward + 200	Forward + 300
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100.000000	72	72	72	72
WAL	5.15	5.15	5.15	5.15
Principal Window	42 - 142	42 - 142	42 - 142	42 - 142
LIBOR	Forward	Forward + 100	Forward + 200	Forward + 300
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M9

Balance	$6,090,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	10.00	10.55	10.73
Principal Writedown	4,109.33 (0.07%)	3,693.65 (0.06%)	4,387.86 (0.07%)
Total Collat Loss	53,056,070.70 (10.89%)	42,072,973.17 (8.63%)	41,374,901.24 (8.49%)
LIBOR	Static	Forward	Forward + 100bps
Prepay (1F)	100 *deerfield_frm_prepay	100 *deerfield_frm_prepay	100 *deerfield_frm_prepay
Prepay (1A)	100 *deerfield_arm_prepay	100 *deerfield_arm_prepay	100 *deerfield_arm_prepay
Default	10.288 CDR	7.832 CDR	6.755 CDR
Loss Severity	50%	50%	56%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	6
Trigger	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Stack Price/Yield

Hardford Breakeven Analysis

Settle	8/6/2004
First Payment	9/25/2004

Tranche	M4	M5	M6	M7
WAL	9.08	9.60	10.36	10.84
Principal Writedown	2,533.49 (0.03%)	3,692.34 (0.04%)	25,814.64 (0.30%)	3,666.84 (0.04%)
Total Collat Loss	80,646,290.84 (16.55%)	71,296,779.24 (14.63%)	62,963,374.19 (12.92%)	54,483,682.92 (11.18%)
LIBOR	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	16.789 CDR	14.211 CDR	12.091 CDR	10.087 CDR
Loss Severity	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Soundview Mortgage Loan Trust 2004-1
NetWAC Schedule

FRM PPC:	85%
ARM PPC:	70%
Enable Call:	No

(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

ate plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ual rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	(2)(3) Effective NetWac Rate	Call Eligible
1	20.00000	20.00000	10.00000	No
2	20.00000	20.00000	9.98851	No
3	20.00000	20.00000	9.97389	No
4	20.00000	20.00000	9.96172	No
5	20.00000	20.00000	9.94232	No
6	20.00000	20.00000	9.92445	No
7	20.00000	20.00000	9.92681	No
8	20.00000	20.00000	9.88501	No
9	20.00000	20.00000	9.87295	No
10	20.00000	20.00000	9.84059	No
11	20.00000	20.00000	9.82916	No
12	20.00000	20.00000	9.79122	No
13	20.00000	20.00000	9.76468	No
14	20.00000	20.00000	9.75473	No
15	20.00000	20.00000	9.70792	No
16	20.00000	20.00000	9.69935	No
17	20.00000	20.00000	9.64635	No
18	20.00000	20.00000	9.70037	No
19	20.00000	20.00000	9.77801	No
20	20.00000	20.00000	9.71501	No
21	20.00000	20.00000	9.73379	No
22	20.00000	20.00000	9.67649	No
23	20.00000	20.00000	9.70186	No
24	20.00000	20.00000	9.72070	No
25	20.00000	20.00000	9.70833	No
26	20.00000	20.00000	9.78431	No
27	20.00000	20.00000	9.71820	No
28	20.00000	20.00000	9.76531	No
29	20.00000	20.00000	9.70653	No
30	20.00000	20.00000	9.80171	No
31	20.00000	20.00000	10.02656	No

32	20.00000	20.00000	9.84263	No
33	20.00000	20.00000	9.91526	No
34	20.00000	20.00000	9.83274	No
35	20.00000	20.00000	9.92512	No
36	20.00000	20.00000	9.96555	No
37	20.00000	20.00000	9.96867	No
38	20.00000	20.00000	10.18642	No
39	20.00000	20.00000	10.02952	No
40	20.00000	20.00000	10.18090	No
41	20.00000	20.00000	10.04570	No
42	20.00000	20.00000	10.29490	No
43	20.00000	20.00000	11.00938	No
44	20.00000	20.00000	10.40479	No
45	20.00000	20.00000	10.74781	No
46	20.00000	20.00000	10.39627	No
47	20.00000	20.00000	10.77907	No
48	20.00000	20.00000	10.63825	No
49	20.00000	20.00000	10.63643	No
50	20.00000	20.00000	10.99597	No
51	20.00000	20.00000	10.63573	No
52	20.00000	20.00000	10.98448	No
53	20.00000	20.00000	10.65934	No
54	20.00000	20.00000	10.65743	No
55	20.00000	20.00000	11.79406	No
56	20.00000	20.00000	10.66841	No
57	20.00000	20.00000	11.01714	No
58	20.00000	20.00000	10.65507	No
59	20.00000	20.00000	11.00334	No
60	20.00000	20.00000	10.64245	No
61	20.00000	20.00000	10.63582	No
62	20.00000	20.00000	10.99407	No
63	20.00000	20.00000	10.63274	No
64	20.00000	20.00000	10.98025	No
65	20.00000	20.00000	10.61934	No
66	20.00000	20.00000	10.61263	No
67	20.00000	20.00000	11.74226	No
68	20.00000	20.00000	10.60927	No
69	20.00000	20.00000	10.95592	No
70	20.00000	20.00000	10.59572	No
71	20.00000	20.00000	10.94190	No
72	20.00000	20.00000	10.58214	No
73	20.00000	20.00000	10.57534	No
74	20.00000	20.00000	10.93102	No
75	20.00000	20.00000	10.57157	No
76	20.00000	20.00000	10.91687	No
77	20.00000	20.00000	10.55785	No
78	20.00000	20.00000	10.55098	No
79	20.00000	20.00000	11.67383	No

80	20.00000	20.00000	10.54425	No
81	20.00000	20.00000	10.88858	No
82	20.00000	20.00000	10.53042	No
83	20.00000	20.00000	10.87427	No
84	20.00000	20.00000	10.51655	No
85	20.00000	20.00000	10.50961	No
86	20.00000	20.00000	10.85275	No
87	20.00000	20.00000	10.49570	No
88	20.00000	20.00000	10.83836	No
89	20.00000	20.00000	10.48176	No
90	20.00000	20.00000	10.47477	No
91	20.00000	20.00000	11.18970	No
92	20.00000	20.00000	10.46078	No
93	20.00000	20.00000	10.80223	No
94	20.00000	20.00000	10.44676	No
95	20.00000	20.00000	10.78773	No
96	20.00000	20.00000	10.43270	No
97	20.00000	20.00000	10.42566	No
98	20.00000	20.00000	10.76590	No
99	20.00000	20.00000	10.41156	No
100	20.00000	20.00000	10.75131	No
101	20.00000	20.00000	10.39743	No
102	20.00000	20.00000	10.39036	No
103	20.00000	20.00000	11.49577	No
104	20.00000	20.00000	10.37619	No
105	20.00000	20.00000	10.71473	No
106	20.00000	20.00000	10.36199	No
107	20.00000	20.00000	10.70020	No
108	20.00000	20.00000	10.34808	No
109	20.00000	20.00000	10.34111	No
110	20.00000	20.00000	10.67862	No
111	20.00000	20.00000	10.32719	No
112	20.00000	20.00000	10.66423	Yes
113	20.00000	20.00000	10.31326	Yes
114	20.00000	20.00000	10.30631	Yes
115	20.00000	20.00000	11.40286	Yes
116	20.00000	20.00000	10.29240	Yes
117	20.00000	20.00000	10.62829	Yes
118	20.00000	20.00000	10.27848	Yes
119	20.00000	20.00000	10.61390	Yes
120	20.00000	20.00000	10.26456	Yes
121	20.00000	20.00000	10.25760	Yes
122	20.00000	20.00000	10.59233	Yes
123	20.00000	20.00000	10.24367	Yes
124	20.00000	20.00000	10.57794	Yes
125	20.00000	20.00000	10.22975	Yes
126	20.00000	20.00000	10.22278	Yes
127	20.00000	20.00000	11.31037	Yes

128	20.00000	20.00000	10.20885	Yes
129	20.00000	20.00000	10.54195	Yes
130	20.00000	20.00000	10.19492	Yes
131	20.00000	20.00000	10.52755	Yes
132	20.00000	20.00000	10.18098	Yes
133	20.00000	20.00000	10.17401	Yes
134	20.00000	20.00000	10.50594	Yes
135	20.00000	20.00000	10.16006	Yes
136	20.00000	20.00000	10.49153	Yes
137	20.00000	20.00000	10.14612	Yes
138	20.00000	20.00000	10.13914	Yes
139	20.00000	20.00000	10.83093	Yes
140	20.00000	20.00000	10.12518	Yes
141	20.00000	20.00000	10.45548	Yes
142	20.00000	20.00000	10.11122	Yes
143	20.00000	20.00000	10.44105	Yes
144	20.00000	20.00000	10.09725	Yes
145	20.00000	20.00000	10.09026	Yes
146	20.00000	20.00000	10.41938	Yes
147	20.00000	20.00000	10.07628	Yes
148	20.00000	20.00000	10.40493	Yes
149	20.00000	20.00000	10.06228	Yes
150	20.00000	20.00000	10.05528	Yes
151	20.00000	20.00000	11.12488	Yes
152	20.00000	20.00000	10.04127	Yes
153	20.00000	20.00000	10.36873	Yes
154	20.00000	20.00000	10.02724	Yes
155	20.00000	20.00000	10.35423	Yes
156	20.00000	20.00000	10.01319	Yes
157	20.00000	20.00000	10.00616	Yes
158	20.00000	20.00000	10.33243	Yes
159	20.00000	20.00000	9.99209	Yes
160	20.00000	20.00000	10.31787	Yes
161	20.00000	20.00000	9.97798	Yes
162	20.00000	20.00000	9.97092	Yes
163	20.00000	20.00000	11.03141	Yes
164	20.00000	20.00000	9.95678	Yes
165	20.00000	20.00000	10.28135	Yes
166	20.00000	20.00000	9.94237	Yes
167	20.00000	20.00000	10.26619	Yes
168	20.00000	20.00000	9.92767	Yes
169	20.00000	20.00000	9.92030	Yes
170	20.00000	20.00000	10.24335	Yes
171	20.00000	20.00000	9.90551	Yes
172	20.00000	20.00000	10.22803	Yes
173	20.00000	20.00000	9.88133	Yes
174	20.00000	20.00000	9.87363	Yes
175	20.00000	20.00000	10.92274	Yes

176	20.00000	20.00000	9.85723	Yes
177	20.00000	20.00000	10.17696	Yes
178	20.00000	20.00000	9.84009	Yes
179	20.00000	20.00000	10.15918	Yes
180	20.00000	20.00000	9.82282	Yes
181	20.00000	20.00000	9.81413	Yes
182	20.00000	20.00000	10.13225	Yes
183	20.00000	20.00000	9.79665	Yes
184	20.00000	20.00000	10.11411	Yes
185	20.00000	20.00000	9.77901	Yes
186	20.00000	20.00000	9.77013	Yes
187	20.00000	20.00000	10.43440	Yes
188	20.00000	20.00000	9.75225	Yes
189	20.00000	20.00000	10.06801	Yes
190	20.00000	20.00000	9.73418	Yes
191	20.00000	20.00000	10.04924	Yes
192	20.00000	20.00000	9.71591	Yes
193	20.00000	20.00000	9.70670	Yes
194	20.00000	20.00000	10.02069	Yes
195	20.00000	20.00000	9.68812	Yes
196	20.00000	20.00000	10.00136	Yes
197	20.00000	20.00000	9.66930	Yes
198	20.00000	20.00000	9.65980	Yes
199	20.00000	20.00000	10.68418	Yes
200	20.00000	20.00000	9.64059	Yes
201	20.00000	20.00000	9.95192	Yes
202	20.00000	20.00000	9.62111	Yes
203	20.00000	20.00000	9.93163	Yes
204	20.00000	20.00000	9.60132	Yes
205	20.00000	20.00000	9.59131	Yes
206	20.00000	20.00000	9.90058	Yes
207	20.00000	20.00000	9.57102	Yes
208	20.00000	20.00000	9.87943	Yes
209	20.00000	20.00000	9.55037	Yes
210	20.00000	20.00000	9.53989	Yes
211	20.00000	20.00000	10.55031	Yes
212	20.00000	20.00000	9.51863	Yes
213	20.00000	20.00000	9.82476	Yes
214	20.00000	20.00000	9.49692	Yes
215	20.00000	20.00000	9.80208	Yes
216	20.00000	20.00000	9.47472	Yes
217	20.00000	20.00000	9.46343	Yes
218	20.00000	20.00000	9.76707	Yes
219	20.00000	20.00000	9.44043	Yes
220	20.00000	20.00000	9.74300	Yes
221	20.00000	20.00000	9.41683	Yes
222	20.00000	20.00000	9.40479	Yes
223	20.00000	20.00000	10.39892	Yes

224	20.00000	20.00000	9.38019	Yes
225	20.00000	20.00000	9.67987	Yes
226	20.00000	20.00000	9.35484	Yes
227	20.00000	20.00000	9.65327	Yes
228	20.00000	20.00000	9.32868	Yes
229	20.00000	20.00000	9.31528	Yes
230	20.00000	20.00000	9.61169	Yes
231	20.00000	20.00000	9.28775	Yes
232	20.00000	20.00000	9.58272	Yes
233	20.00000	20.00000	9.25919	Yes
234	20.00000	20.00000	9.24446	Yes
235	20.00000	20.00000	9.87235	Yes
236	20.00000	20.00000	9.22639	Yes
237	20.00000	20.00000	9.52462	Yes
238	20.00000	20.00000	9.20837	Yes
239	20.00000	20.00000	9.50603	Yes
240	20.00000	20.00000	9.19041	Yes
241	20.00000	20.00000	9.18145	Yes
242	20.00000	20.00000	9.47825	Yes
243	20.00000	20.00000	9.16357	Yes
244	20.00000	20.00000	9.45980	Yes
245	20.00000	20.00000	9.14574	Yes
246	20.00000	20.00000	9.13686	Yes
247	20.00000	20.00000	10.10598	Yes
248	20.00000	20.00000	9.11913	Yes
249	20.00000	20.00000	9.41396	Yes
250	20.00000	20.00000	9.10146	Yes
251	20.00000	20.00000	9.39575	Yes
252	20.00000	20.00000	9.08387	Yes
253	20.00000	20.00000	9.07510	Yes
254	20.00000	20.00000	9.36855	Yes
255	20.00000	20.00000	9.05760	Yes
256	20.00000	20.00000	9.35051	Yes
257	20.00000	20.00000	9.04018	Yes
258	20.00000	20.00000	9.03150	Yes
259	20.00000	20.00000	9.98957	Yes
260	20.00000	20.00000	9.01420	Yes
261	20.00000	20.00000	9.30576	Yes
262	20.00000	20.00000	8.99697	Yes
263	20.00000	20.00000	9.28800	Yes
264	20.00000	20.00000	8.97982	Yes
265	20.00000	20.00000	8.97128	Yes
266	20.00000	20.00000	9.26152	Yes
267	20.00000	20.00000	8.95426	Yes
268	20.00000	20.00000	9.24398	Yes
269	20.00000	20.00000	8.93734	Yes
270	20.00000	20.00000	8.92891	Yes
271	20.00000	20.00000	9.87627	Yes

272	20.00000	20.00000	8.91212	Yes
273	20.00000	20.00000	9.20055	Yes
274	20.00000	20.00000	8.89542	Yes
275	20.00000	20.00000	9.18335	Yes
276	20.00000	20.00000	8.87883	Yes
277	20.00000	20.00000	8.87058	Yes
278	20.00000	20.00000	9.15776	Yes
279	20.00000	20.00000	8.85414	Yes
280	20.00000	20.00000	9.14083	Yes
281	20.00000	20.00000	8.83782	Yes
282	20.00000	20.00000	8.82970	Yes
283	20.00000	20.00000	9.43000	Yes
284	20.00000	20.00000	8.81356	Yes
285	20.00000	20.00000	9.09905	Yes
286	20.00000	20.00000	8.79753	Yes
287	20.00000	20.00000	9.08255	Yes
288	20.00000	20.00000	8.78164	Yes
289	20.00000	20.00000	8.77374	Yes
290	20.00000	20.00000	9.05808	Yes
291	20.00000	20.00000	8.75805	Yes
292	20.00000	20.00000	9.04194	Yes
293	20.00000	20.00000	8.74251	Yes
294	20.00000	20.00000	8.73480	Yes
295	20.00000	20.00000	9.66217	Yes
296	20.00000	20.00000	8.71949	Yes
297	20.00000	20.00000	9.00230	Yes
298	20.00000	20.00000	8.70437	Yes
299	20.00000	20.00000	8.98677	Yes
300	20.00000	20.00000	8.68943	Yes
301	20.00000	20.00000	8.68203	Yes
302	20.00000	20.00000	8.96384	Yes
303	20.00000	20.00000	8.66739	Yes
304	20.00000	20.00000	8.94882	Yes
305	20.00000	20.00000	8.65297	Yes
306	20.00000	20.00000	8.64584	Yes
307	20.00000	20.00000	9.56436	Yes
308	20.00000	20.00000	8.63178	Yes
309	20.00000	20.00000	8.91234	Yes
310	20.00000	20.00000	8.61799	Yes
311	20.00000	20.00000	8.89824	Yes
312	20.00000	20.00000	8.60450	Yes
313	20.00000	20.00000	8.59787	Yes
314	20.00000	20.00000	8.87771	Yes
315	20.00000	20.00000	8.58489	Yes
316	20.00000	20.00000	8.86450	Yes
317	20.00000	20.00000	8.57231	Yes
318	20.00000	20.00000	8.56618	Yes
319	20.00000	20.00000	9.47734	Yes

320	20.00000	20.00000	8.55430	Yes
321	20.00000	20.00000	8.83352	Yes
322	20.00000	20.00000	8.54298	Yes
323	20.00000	20.00000	8.82215	Yes
324	20.00000	20.00000	8.53232	Yes
325	20.00000	20.00000	8.52727	Yes
326	20.00000	20.00000	8.80652	Yes
327	20.00000	20.00000	8.51784	Yes
328	20.00000	20.00000	8.79729	Yes
329	20.00000	20.00000	8.50947	Yes
330	20.00000	20.00000	8.50575	Yes
331	20.00000	20.00000	9.08877	Yes
332	20.00000	20.00000	8.49946	Yes
333	20.00000	20.00000	8.78023	Yes
334	20.00000	20.00000	8.49507	Yes
335	20.00000	20.00000	8.77689	Yes
336	20.00000	20.00000	8.49319	Yes
337	20.00000	20.00000	8.49348	Yes
338	20.00000	20.00000	8.77794	Yes
339	20.00000	20.00000	8.49730	Yes
340	20.00000	20.00000	8.78469	Yes
341	20.00000	20.00000	8.50716	Yes
342	20.00000	20.00000	8.51533	Yes
343	20.00000	20.00000	9.44001	Yes
344	20.00000	20.00000	8.54148	Yes
345	20.00000	20.00000	8.84715	Yes
346	20.00000	20.00000	8.58844	Yes
347	20.00000	20.00000	8.91300	Yes
348	20.00000	20.00000	8.64084	Yes
349	20.00000	20.00000	8.66514	Yes
350	20.00000	20.00000	8.99541	Yes
351	20.00000	20.00000	8.77677	Yes
352	20.00000	20.00000	9.06053	Yes
353	20.00000	20.00000	8.74995	Yes
354	20.00000	20.00000	8.84262	Yes
355	20.00000	20.00000	9.20328	Yes
356	20.00000	20.00000	6.83035	Yes
357	20.00000	20.00000	7.03150	Yes
358	20.00000	20.00000	6.77763	Yes
359	20.00000	20.00000	0.00010	Yes
360	20.00000	20.00000	0.00010	Yes
361	20.00000	20.00000	0.00010	Yes
362	20.00000	20.00000	0.00010	Yes
363	20.00000	20.00000	0.00010	Yes

A-1 (AAA) Begin Balance
185,150,000.00
182,785,261.47
180,219,764.17
177,466,416.73
174,530,243.20
171,424,191.47
168,208,338.96
164,887,889.85
161,467,911.53
157,953,216.23
154,348,276.81
150,660,652.30
146,895,263.54
143,057,336.41
139,152,407.68
135,186,023.74
131,163,957.94
127,098,491.30
123,097,939.34
119,145,383.77
115,289,936.52
111,517,562.81
107,826,465.36
104,215,530.71
100,692,299.82
97,245,981.55
93,877,884.94
90,583,038.77
87,359,798.26
84,207,685.80
81,130,871.09

78,120,998.49
75,179,079.43
72,300,794.54
69,484,725.10
66,730,096.40
64,040,119.88
62,336,209.93
60,998,153.38
59,688,902.82
58,407,819.99
57,154,562.43
55,930,267.81
54,732,286.85
53,560,483.75
52,413,804.12
51,291,693.55
50,193,801.70
49,120,269.24
48,069,713.75
47,041,662.64
46,035,585.68
45,051,003.72
44,087,570.82
43,144,722.56
42,222,001.85
41,319,145.15
40,435,540.28
39,570,759.30
38,723,744.16
37,894,778.21
37,083,469.09
36,289,494.99
35,512,420.84
34,751,882.00
34,007,521.80
33,278,991.41
32,565,949.63
31,868,108.78
31,185,094.44
30,516,587.44
29,862,275.58
29,221,853.51
28,595,022.53
27,981,525.87
27,381,040.90
26,793,288.16
26,217,994.28
25,654,891.89

25,103,719.42
24,564,241.01
24,036,185.59
23,519,308.40
23,013,369.98
22,518,136.13
22,033,377.72
21,558,870.63
21,094,395.62
20,639,738.20
20,194,688.57
19,759,041.48
19,332,596.15
18,915,156.15
18,506,529.33
18,106,527.71
17,714,967.38
17,331,668.45
16,956,454.89
16,589,154.52
16,229,598.87
15,877,896.15
15,533,606.35
15,196,571.83
14,866,638.35
14,543,655.00
14,227,474.15
13,920,939.87
13,620,859.55
13,327,095.98
13,039,514.90
12,757,984.99
12,482,377.74
12,212,910.82
11,949,110.54
11,690,856.70
11,438,031.65
11,190,520.32
10,948,210.08
10,710,990.77
10,478,754.58
10,251,396.03
10,028,811.92
9,810,901.26
9,597,565.24
9,388,707.18
9,184,232.48
8,984,048.55

8,788,064.82
8,596,192.67
8,408,345.34
8,224,437.98
8,044,387.53
7,868,112.73
7,695,534.04
7,526,573.66
7,361,155.42
7,199,204.81
7,040,648.88
6,885,416.28
6,733,437.16
6,584,643.18
6,438,967.44
6,296,344.48
6,156,710.24
6,020,002.04
5,886,158.50
5,755,119.58
5,626,826.51
5,501,221.77
5,378,249.08
5,257,853.33
5,139,980.60
5,024,578.12
4,911,594.24
4,800,978.40
4,692,681.12
4,586,653.97
4,482,849.55
4,381,221.45
4,281,724.26
4,184,313.54
4,088,945.78
3,995,578.38
3,904,169.66
3,814,678.82
3,727,281.34
3,641,717.22
3,557,948.29
3,475,937.20
3,395,647.38
3,317,043.03
3,240,089.10
3,034,240.26
2,963,471.08
2,894,762.88

2,827,955.88
2,762,619.46
2,698,663.56
2,636,059.26
2,574,778.26
2,514,792.84
2,456,075.90
2,398,600.89
2,342,341.84
2,287,273.32
2,233,370.44
2,180,608.85
2,128,964.69
2,078,414.63
2,028,935.83
1,980,505.91
1,933,102.99
1,886,705.64
1,841,292.88
1,796,844.18
1,753,339.44
1,710,758.99
1,669,083.57
1,628,294.31
1,588,372.77
1,549,300.87
1,511,060.93
1,473,635.62
1,437,008.01
1,401,161.48
1,366,079.80
1,331,747.05
1,278,343.72
1,215,110.53
1,153,229.64
1,092,672.96
1,033,412.96
975,422.72
918,675.86
863,146.56
808,809.56
755,640.09
703,613.92
652,707.34
602,897.11
554,160.49
506,475.20
459,819.45

414,171.88
369,511.59
325,818.11
283,071.39
241,251.81
200,340.17
160,317.62
121,165.77
82,866.55
45,402.31
8,771.04
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
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0.00
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0.00
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0.00
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0.00
0.00
0.00
0.00
0.00
0.00
0.00
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0.00
0.00
0.00
0.00
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0.00
0.00
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0.00
0.00
0.00

z_snvw0402_mkt - Price/Yield - A2

Balance	$57,700,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

LIBOR_1MO	1.47000	1.47000	1.47000	1.47000	1.47000
LIBOR_6MO	1.96100	1.96100	1.96100	1.96100	1.96100
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-24	27	36	45	54	62
99-24+	26	35	43	51	59
99-25	25	33	41	49	56
99-25+	25	32	39	46	53
99-26	24	31	37	44	50
99-26+	23	29	36	42	47
99-27	22	28	34	39	45
99-27+	22	27	32	37	42
99-28	21	25	30	34	39
99-28+	20	24	28	32	36
99-29	19	23	26	29	33
99-29+	19	22	24	27	30
99-30	18	20	22	25	27
99-30+	17	19	21	22	24
99-31	16	18	19	20	21
99-31+	16	16	17	17	18
100-00	15	15	15	15	15
100-00+	14	14	13	13	12
100-01	14	12	11	10	9
100-01+	13	11	9	8	6
100-02	12	10	8	5	3
100-02+	11	8	6	3	0
100-03	11	7	4	1	-3
100-03+	10	6	2	-2	-6
100-04	9	5	0	-4	-9
100-04+	8	3	-2	-7	-12
100-05	8	2	-4	-9	-14
100-05+	7	1	-5	-11	-17
100-06	6	-1	-7	-14	-20
100-06+	5	-2	-9	-16	-23
100-07	5	-3	-11	-19	-26
100-07+	4	-5	-13	-21	-29
100-08	3	-6	-15	-24	-32
WAL	2.11	1.19	0.83	0.64	0.53
Mod Durn 30360	2.05	1.17	0.82	0.63	0.52
Principal Window	1 - 51	1 - 28	1 - 19	1 - 14	1 - 11

z_snvw0402_mkt - Price/Yield - M5

Princeton Breakeven Analysis

Balance	$9,745,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	12.59	10.00	8.17	12.98	10.25	8.34
Principal Writedown	957.34 (0.01%)	4,596.00 (0.05%)	1,295.11 (0.01%)	821.61 (0.01%)	5,245.01 (0.05%)	4,283.24 (0.04%)
Total Collat Loss	88,211,042.68 (18.10%)	78,298,352.07 (16.07%)	71,805,529.36 (14.74%)	81,308,633.43 (16.69%)	72,582,819.61 (14.90%)	67,062,682.13 (13.76%)
LIBOR	Forward	Forward	Forward	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	10.927 CDR	12.084 CDR	13.312 CDR	9.795 CDR	10.977 CDR	12.249 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	13.49	10.55	8.52	14.04	10.87	8.70
Principal Writedown	1,403.44 (0.01%)	4,397.08 (0.05%)	2,572.71 (0.03%)	1,614.45 (0.02%)	750.40 (0.01%)	1,686.12 (0.02%)
Total Collat Loss	72,657,169.31 (14.91%)	65,939,428.99 (13.53%)	61,857,900.35 (12.70%)	63,391,655.26 (13.01%)	59,312,081.58 (12.17%)	56,968,313.29 (11.69%)
LIBOR	Fwd + 200bps	Fwd + 200bps	Fwd + 200bps	Fwd + 300bps	Fwd + 300bps	Fwd + 300bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	8.466 CDR	9.747 CDR	11.119 CDR	7.138 CDR	8.575 CDR	10.09 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M6

Princeton Breakeven Analysis

Balance	$8,527,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	13.40	10.65	8.71	13.82	10.93	8.89
Principal Writedown	651.19 (0.01%)	288.54 (0.00%)	1,992.04 (0.02%)	1,963.84 (0.02%)	2,829.25 (0.03%)	2,519.06 (0.03%)
Total Collat Loss	79,965,983.67 (16.41%)	69,875,086.83 (14.34%)	63,281,786.92 (12.99%)	72,904,952.64 (14.96%)	64,039,777.11 (13.14%)	58,424,413.51 (11.99%)
LIBOR	Forward	Forward	Forward	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	9.59 CDR	10.473 CDR	11.427 CDR	8.505 CDR	9.407 CDR	10.394 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	14.36	11.26	9.09	14.92	11.59	9.28
Principal Writedown	4,931.62 (0.06%)	490.28 (0.01%)	360.37 (0.00%)	1,322.89 (0.02%)	4,426.18 (0.05%)	3,542.30 (0.04%)
Total Collat Loss	64,161,183.66 (13.17%)	57,362,181.59 (11.77%)	53,213,209.61 (10.92%)	54,820,229.72 (11.25%)	50,719,961.53 (10.41%)	48,356,633.79 (9.92%)
LIBOR	Fwd + 200bps	Fwd + 200bps	Fwd + 200bps	Fwd + 300bps	Fwd + 300bps	Fwd + 300bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	7.245 CDR	8.24 CDR	9.32 CDR	5.987 CDR	7.13 CDR	8.349 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M5

Princeton Breakeven Analysis

Balance	$9,745,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

Disc Margin	148	150	151	147	148	149
WAL	12.59	10.00	8.17	12.98	10.25	8.34
Principal Writedown	957.34 (0.01%)	4,596.00 (0.05%)	1,295.11 (0.01%)	821.61 (0.01%)	5,245.01 (0.05%)	4,283.24 (0.04%)
Total Collat Loss	88,211,042.68 (18.10%)	78,298,352.07 (16.07%)	71,805,529.36 (14.74%)	81,308,633.43 (16.69%)	72,582,819.61 (14.90%)	67,062,682.13 (13.76%)
LIBOR	Forward	Forward	Forward	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	10.927 CDR	12.084 CDR	13.312 CDR	9.795 CDR	10.977 CDR	12.249 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Disc Margin	140	141	142	107	107	108
WAL	13.49	10.55	8.52	14.04	10.87	8.70
Principal Writedown	1,403.44 (0.01%)	4,397.08 (0.05%)	2,572.71 (0.03%)	1,614.45 (0.02%)	750.40 (0.01%)	1,686.12 (0.02%)
Total Collat Loss	72,657,169.31 (14.91%)	65,939,428.99 (13.53%)	61,857,900.35 (12.70%)	63,391,655.26 (13.01%)	59,312,081.58 (12.17%)	56,968,313.29 (11.69%)
LIBOR	Fwd + 200bps	Fwd + 200bps	Fwd + 200bps	Fwd + 300bps	Fwd + 300bps	Fwd + 300bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	8.466 CDR	9.747 CDR	11.119 CDR	7.138 CDR	8.575 CDR	10.09 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M6

Princeton Breakeven Analysis

Balance	$8,527,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

Disc Margin	178	180	181	175	177	178
WAL	13.40	10.65	8.71	13.82	10.93	8.89
Principal Writedown	651.19 (0.01%)	288.54 (0.00%)	1,992.04 (0.02%)	1,963.84 (0.02%)	2,829.25 (0.03%)	2,519.06 (0.03%)
Total Collat Loss	79,965,983.67 (16.41%)	69,875,086.83 (14.34%)	63,281,786.92 (12.99%)	72,904,952.64 (14.96%)	64,039,777.11 (13.14%)	58,424,413.51 (11.99%)
LIBOR	Forward	Forward	Forward	Fwd + 100bps	Fwd + 100bps	Fwd + 100bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	9.59 CDR	10.473 CDR	11.427 CDR	8.505 CDR	9.407 CDR	10.394 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Disc Margin	160	161	163	118	115	116
WAL	14.36	11.26	9.09	14.92	11.59	9.28
Principal Writedown	4,931.62 (0.06%)	490.28 (0.01%)	360.37 (0.00%)	1,322.89 (0.02%)	4,426.18 (0.05%)	3,542.30 (0.04%)
Total Collat Loss	64,161,183.66 (13.17%)	57,362,181.59 (11.77%)	53,213,209.61 (10.92%)	54,820,229.72 (11.25%)	50,719,961.53 (10.41%)	48,356,633.79 (9.92%)
LIBOR	Fwd + 200bps	Fwd + 200bps	Fwd + 200bps	Fwd + 300bps	Fwd + 300bps	Fwd + 300bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	7.245 CDR	8.24 CDR	9.32 CDR	5.987 CDR	7.13 CDR	8.349 CDR
Loss Severity	56%	56%	56%	56%	56%	56%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M7

RABO Analaysis

Balance	$8,527,000.00	Delay
		Dated
Settle	8/6/2004	First Payment

WAL	13.70	10.99	8.32
Principal Writedown	3,859.74 (0.05%)	2,640.83 (0.03%)	80.04 (0.00%)
Total Collat Loss	69,562,419.31 (14.28%)	59,625,922.62 (12.24%)	50,817,854.90 (10.43%)
LIBOR	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	12.203 CDR	13.145 CDR	14.744 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WAL	14.15	11.36	8.58
Principal Writedown	1,935.13 (0.02%)	767.17 (0.01%)	2,286.39 (0.03%)
Total Collat Loss	65,581,254.79 (13.46%)	55,302,568.56 (11.35%)	46,730,382.88 (9.59%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	11.208 CDR	11.893 CDR	13.295 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

0
8/6/2004
9/25/2004

15.81	12.47	9.27
1,872.33 (0.02%)	284.89 (0.00%)	3,903.41 (0.05%)
75,395,573.88 (15.47%)	62,932,488.45 (12.92%)	52,315,105.24 (10.74%)
Forward	Forward	Forward
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
7.065 CDR	7.617 CDR	8.566 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

16.09	12.74	9.46
1,037.44 (0.01%)	4,197.14 (0.05%)	3,840.55 (0.05%)
71,579,073.77 (14.69%)	58,591,506.58 (12.03%)	48,155,590.14 (9.88%)
Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
6.617 CDR	6.993 CDR	7.794 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M8

RABO Analaysis

Balance	$7,309,000.00	Delay	
		Dated	
Settle	8/6/2004	First Payment	

WAL	14.78	11.88	9.01
Principal Writedown	2,735.95 (0.04%)	1,066.66 (0.01%)	2,815.53 (0.04%)
Total Collat Loss	62,747,955.95 (12.88%)	52,520,946.08 (10.78%)	43,471,670.59 (8.92%)
LIBOR	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	10.536 CDR	11.123 CDR	12.181 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WAL	15.25	12.27	9.27
Principal Writedown	14,689.33 (0.20%)	2,824.01 (0.04%)	1,840.63 (0.03%)
Total Collat Loss	58,817,956.04 (12.07%)	48,229,580.33 (9.90%)	39,366,586.34 (8.08%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	9.635 CDR	9.974 CDR	10.821 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

0
8/6/2004
9/25/2004

16.71	13.23	9.85
5,434.57 (0.07%)	1,586.89 (0.02%)	2,585.51 (0.04%)
67,866,246.03 (13.93%)	55,351,612.37 (11.36%)	44,702,371.56 (9.17%)
Forward	Forward	Forward
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
6.196 CDR	6.541 CDR	7.168 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

16.99	13.49	10.04
4,879.65 (0.07%)	582.33 (0.01%)	3,636.20 (0.05%)
64,014,579.88 (13.14%)	50,988,332.71 (10.46%)	40,530,266.26 (8.32%)
Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
5.767 CDR	5.943 CDR	6.425 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M9

RABO Analaysis

Balance	$6,090,000.00	Delay	
		Dated	
Settle	8/6/2004	First Payment	

WAL	15.83	12.76	9.69
Principal Writedown	3,237.61 (0.05%)	1,207.33 (0.02%)	1,264.08 (0.02%)
Total Collat Loss	56,908,373.38 (11.68%)	46,504,356.67 (9.54%)	37,289,975.84 (7.65%)
LIBOR	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	9.217 CDR	9.53 CDR	10.154 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WAL	16.24	13.14	9.96
Principal Writedown	0.00 (0.00%)	2,183.35 (0.04%)	420.94 (0.01%)
Total Collat Loss	52,673,357.10 (10.81%)	41,963,700.89 (8.61%)	33,025,625.89 (6.78%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	8.315 CDR	8.392 CDR	8.819 CDR
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

0
8/6/2004
9/25/2004

17.58	14.00	10.46
5,445.23 (0.09%)	6,814.82 (0.11%)	5,108.62 (0.08%)
61,477,305.74 (12.62%)	48,919,373.70 (10.04%)	38,306,502.45 (7.86%)
Forward	Forward	Forward
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
5.493 CDR	5.667 CDR	6.037 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

17.85	14.25	10.64
6,888.93 (0.11%)	5,540.68 (0.09%)	3,562.16 (0.06%)
57,155,894.37 (11.73%)	44,237,815.44 (9.08%)	33,945,916.07 (6.97%)
Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
5.033 CDR	5.051 CDR	5.287 CDR
65%	65%	65%
100%	100%	100%
12	12	12
100%	100%	100%
Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Stack Price/Yield

Settle 8/6/2004
First Payment 9/25/2004

Scenario	M2 Base	M3 Base	M4 Base	M5 Base
WAL	4.70	5.20	5.68	6.28
Mod Durn 30360	4.17	4.55	4.84	5.24
Principal Window Begin	52	59	64	71
Principal Window End	59	64	71	79
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss	34,106,456.36 (7.00%)	34,106,456.36 (7.00%)	34,106,456.36 (7.00%)	34,106,456.36 (7.00%)
LIBOR	Forward	Forward	Forward	Forward
Prepay (1F)	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa
Prepay (1A)	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa
Default	26.344 *ukgov_loss	23.39 *ukgov_loss	20.373 *ukgov_loss	17.478 *ukgov_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Scenario	M2 FirstLoss	M3 FirstLoss	M4 FirstLoss	M5 FirstLoss
WAL	11.40	13.42	14.21	14.72
Mod Durn 30360	0.00	0.00	0.00	0.00
Principal Window Begin	93	126	130	134
Principal Window End	358	358	358	358
Principal Writedown	2,298.17 (0.01%)	2,736.15 (0.03%)	2,136.29 (0.02%)	471.73 (0.00%)
Total Collat Loss	111,357,917.70 (22.85%)	101,413,943.17 (20.81%)	90,635,843.07 (18.60%)	79,674,765.68 (16.35%)
LIBOR	Forward	Forward	Forward	Forward
Prepay (1F)	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa	100 *ukgov_frm_ppa
Prepay (1A)	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa	100 *ukgov_arm_ppa
Default	7 *ukgov_loss	7 *ukgov_loss	7 *ukgov_loss	7 *ukgov_loss
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Tranche B-1

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL		Libor forward - 50			Libor forward		
% Writedown		100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS		Libor forward - 50			Libor forward		
% Writedown		100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	7.36%	0.00%	0.39%	8.02%
	3	0.00%	15.16%	14.34%	0.00%	15.89%	15.21%
	4	0.00%	19.78%	22.29%	0.00%	20.75%	23.72%

4 **Breakeven Runs**

	1	2	3	4	5	6
TRIGGERS FAIL	Libor forward - 50			Libor forward		
	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	3.289 CDR	3.349 CDR	3.489 CDR	3.069 CDR	3.146 CDR	3.316 CDR
Cumulative Loss to Pool	7.13%	5.64%	4.70%	6.68%	5.32%	4.48%
WAL	11.25	8.74	6.89	11.31	8.78	6.92
Period of 1st $ Loss	224	187	167	270	192	163
Princ Window	108 - 358	83 - 358	64 - 358	108 - 358	83 - 358	65 - 358
Gap in Princ(Y/N)	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

Libor forward +200			Libor forward + 400		
100%	125%	150%	100%	125%	150%
Prepay Ramp			Prepay Ramp		
0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.00%	0.00%	0.00%	19.40%	21.89%	7.86%

Libor forward +200			Libor forward + 400		
100%	125%	150%	100%	125%	150%
Prepay Ramp			Prepay Ramp		
0.00%	0.00%	0.00%	0.00%	0.00%	4.91%
0.00%	10.08%	12.30%	0.00%	16.55%	14.89%
0.00%	18.56%	21.88%	21.78%	27.51%	26.06%
18.74%	29.11%	26.51%	38.48%	41.14%	26.51%

7	8	9	10	11	12

Libor forward +200			Libor forward + 400		
100%	125%	150%	100%	125%	150%
Prepay Ramp			Prepay Ramp		
2.14 CDR	2.354 CDR	2.699 CDR	1.558 CDR	1.99 CDR	2.489 CDR
4.74%	4.02%	3.66%	3.49%	3.41%	3.38%
11.63	8.95	7.00	11.82	9.03	7.03
226	193	148	206	177	151
112 - 358	85 - 358	65 - 358	114 - 358	86 - 358	66 - 358
N	N	N	N	N	N

z_snvw0402_mkt - Stack Price/Yield

Settle 8/6/2004
First Payment 9/25/2004

Tranche	M1	M2	M3	M4	M5	M6
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Default	24.248 CDR	20.007 CDR	17.598 CDR	15.31 CDR	13.178 CDR	11.396 CDR
WAL	6.83	7.65	8.89	9.33	9.78	10.46
Principal Writedown	351.00 (0.00%)	1,764.91 (0.01%)	2,101.44 (0.02%)	2,439.80 (0.03%)	2,569.05 (0.03%)	2,737.73 (0.03%)
Total Collat Loss	119,840,255.84 (24.60%)	105,438,419.76 (21.64%)	96,376,711.63 (19.78%)	87,089,164.02 (17.87%)	77,765,667.88 (15.96%)	69,421,406.39 (14.25%)
LIBOR	Static	Static	Static	Static	Static	Static
Default	27.693 CDR	23.303 CDR	20.811 CDR	18.444 CDR	16.238 CDR	14.395 CDR
WAL	6.45	7.23	8.40	8.81	9.24	9.87
Principal Writedown	304.56 (0.00%)	2,018.71 (0.01%)	2,278.79 (0.02%)	2,641.77 (0.03%)	3,682.35 (0.04%)	2,940.06 (0.03%)
Total Collat Loss	130,163,930.45 (26.71%)	116,650,003.60 (23.94%)	108,169,814.37 (22.20%)	99,491,849.66 (20.42%)	90,793,238.62 (18.63%)	83,024,250.07 (17.04%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Loss Severity	52%	52%	52%	52%	52%	52%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Tranche	M7	M8	M9	B1	B2
LIBOR	Forward	Forward	Forward	Forward	Forward
Default	9.69 CDR	8.293 CDR	7.19 CDR	6.014 CDR	5.32 CDR
WAL	10.88	11.60	12.36	12.31	13.00
Principal Writedown	2,655.18 (0.03%)	1,255.29 (0.02%)	5,191.55 (0.09%)	5,616.20 (0.08%)	4,612.50 (0.08%)
Total Collat Loss	60,912,819.34 (12.50%)	53,530,573.40 (10.99%)	47,416,137.15 (9.73%)	40,598,593.04 (8.33%)	36,421,987.21 (7.48%)
LIBOR	Static	Static	Static	Static	Static
Default	12.629 CDR	11.147 CDR	9.895 CDR	8.574 CDR	7.712 CDR
WAL	10.26	10.92	11.56	11.54	12.24
Principal Writedown	2,419.87 (0.03%)	3,404.69 (0.05%)	4,780.34 (0.08%)	3,679.96 (0.05%)	6,573.12 (0.11%)
Total Collat Loss	75,107,117.43 (15.41%)	68,073,040.26 (13.97%)	61,829,905.04 (12.69%)	54,920,940.50 (11.27%)	50,222,560.72 (10.31%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Loss Severity	52%	52%	52%	52%	52%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M5

Balance	$9,745,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	9.75	10.42
Principal Writedown	868.74 (0.01%)	1,134.47 (0.01%)
Total Collat Loss	82,915,851.33 (17.02%)	68,075,642.98 (13.97%)
LIBOR	Forward	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed
Default	12.713 CDR	9.917 CDR
Loss Severity	57%	57%
Servicer Advances	100%	100%
Liquidation Lag	6	6
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)

z_snvw0402_mkt - Price/Yield - M6

Balance	$8,527,000.00	Delay	0
		Dated	8/6/2004
Settle	8/6/2004	First Payment	9/25/2004

WAL	10.40	11.13
Principal Writedown	1,885.36 (0.02%)	3,578.79 (0.04%)
Total Collat Loss	74,695,251.07 (15.33%)	59,596,612.65 (12.23%)
LIBOR	Forward	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed
Default	11.132 CDR	8.443 CDR
Loss Severity	57%	57%
Servicer Advances	100%	100%
Liquidation Lag	6	6
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)

z_snvw0402_mkt - Stack Price/Yield

WAMCO [no triggers]

Settle	8/6/2004
First Payment	9/25/2004

Tranche	M6	M7
WAL	5.64	5.87
Mod Durn 30360	4.49	4.55
Principal Window Begin	37	37
Principal Window End	358	358
Principal Writedown	3,886.95 (0.05%)	1,972.98 (0.02%)
Total Collat Loss	69,268,766.19 (14.22%)	59,652,186.80 (12.24%)
LIBOR	Forward	Forward
Prepay FRM	100 *wamco_frm_ppa	100 *wamco_frm_ppa
Prepay ARM	100 *wamco_arm_ppa	100 *wamco_arm_ppa
Default FRM	205.95 *wamco_frm_def	169.67 *wamco_frm_def
Loss Severity FRM	70%	70%
Default ARM	205.95 *wamco_arm_def	169.67 *wamco_arm_def
Loss Severity ARM	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	none active	none active
Optional Redemption	Call (N)	Call (N)

M8
6.25
4.69
37
358
3,506.96 (0.05%)
51,657,445.41 (10.60%)

Forward
100 *wamco_frm_ppa
100 *wamco_arm_ppa
141.85 *wamco_frm_def
70%
141.85 *wamco_arm_def
40%
100%
12
none active
Call (N)